# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 10-K

**(Mark One)**

☒     **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

        **For the fiscal year ended July 31, 2024**

☐     **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

        For the transition period from _____ to _____

        **Commission file number: 000-23255**

# COPART, INC.

(Exact name of registrant as specified in its charter)

| **Delaware** | **000-23255** | **94-2867490** |
|:---:|:---:|:---:|
| **(State or other jurisdiction of incorporation or organization)** | **(Commission File Number)** | **(I.R.S. Employer Identification No.)** |

| **14185 Dallas Parkway** | **Suite 300** | **Dallas** | **Texas** | **75254** |
|:---:|:---:|:---:|:---:|:---:|

(Address of principal executive offices, including zip code)

**(972) 391-5000**

(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| **Title of each class** | **Trading Symbol(s)** | **Name of each exchange on which registered** |
|:---:|:---:|:---:|
| Common Stock, par value $0.0001 | CPRT | The NASDAQ Global Select Market |

### Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Act:

| | | | |
|:---|:---:|:---|:---:|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting Common Stock held by non-affiliates of the registrant as of January 31, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $41,839,136,068 based upon the closing sales price reported for such date on the NASDAQ Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

As of September 26, 2024, 963,287,376 shares of the registrant's common stock were outstanding.

### DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of July 31, 2024, have been incorporated by reference in Part III hereof. Except with respect to the information specifically incorporated by reference, the Proxy Statement is not deemed to be filed as a part hereof.

# Copart, Inc.
## Index to the Annual Report on Form 10-K
### For the Fiscal Year Ended July 31, 2024 TABLE OF CONTENTS

# PART I

# CAUTION REGARDING FORWARD-LOOKING STATEMENTS

*This Annual Report on Form 10-K for the fiscal year ended July 31, 2024, or this Form 10-K, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "outlook," "project," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Form 10-K involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These forward-looking statements are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These factors include those listed in Part I, Item 1A under the caption entitled "Risk Factors" in this Form 10-K and those discussed elsewhere in this Form 10-K. Unless the context otherwise requires, references in this Form 10-K to "Copart," the "Company," "we," "us," or "our" refer to Copart, Inc. We encourage investors to review these factors carefully together with the other matters referred to herein, as well as in the other documents we file with the Securities and Exchange Commission (the "SEC"). We may from time to time make additional written and oral forward-looking statements, including statements contained in our filings with the SEC. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of us.*

*Although we believe that, based on information currently available to us and our management, the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.*

## Item 1.   *Business*

## Corporate Information

We were incorporated in California in 1982, became a public company in 1994, and were reincorporated in Delaware in January 2012. Our principal executive offices are located at 14185 Dallas Parkway, Suite 300, Dallas, Texas 75254 and our telephone number is (972) 391-5000. Our website is *www.copart.com*. The contents of our website are not incorporated by reference into this Form 10-K. We provide free of charge, through a link on our website, access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practical after the reports are electronically filed with, or furnished to, the SEC.

Copart®, BID4U®, CI & Design®, DRIVE Auto Auctions™, 1-800 CAR BUYER®, CA$HFORCARS.COM®, COPART & DESIGN®, VB3 & DESIGN®, VB3®, National Powersports Auctions™, NPA™, Purple Wave Auction™, and CrashedToys.com® are trademarks of Copart, Inc. or one of its direct or indirect wholly-owned subsidiaries. This Form 10-K also includes other trademarks of Copart and of other companies.

## Overview

We are a leading global provider of online auctions and vehicle remarketing services with operations in the United States ("U.S."), the United Kingdom ("U.K."), Germany, Brazil, Canada, the United Arab Emirates ("U.A.E."), Spain, Finland, Oman, the Republic of Ireland, and Bahrain.

Our goals are to generate sustainable profits for our stockholders, while also providing environmental and social benefits for the world around us. With respect to our environmental stewardship, we believe our business is a critical enabler for the global re-use and recycling of vehicles, parts, and raw materials. We are not responsible for the carbon emissions resulting from new vehicle manufacturing, governmental fuel emissions standards or vehicle use by consumers. Each vehicle that enters our business operations already exists, with whatever fuel technology and efficiency it was designed and built to have, and the substantial carbon emissions associated with the vehicle's manufacture have already occurred. However, upon our receipt of an existing vehicle, we help facilitate the decrease of its total environmental impact by extending its useful life and thereby avoiding the carbon emissions associated with the alternative of new vehicle and auto parts manufacturing. For example, many of the cars we process and remarket are subsequently restored to drivable condition, reducing the new vehicle manufacturing burden the world would otherwise face. Many of our cars are purchased by dismantlers, who recycle and refurbish parts for vehicle repairs, again reducing new and aftermarket parts manufacturing. Finally, some of our vehicles are returned to their raw material inputs through scrapping, thereby reducing the need for further new resource extraction. In each of these cases, our business facilitates the reduction of the carbon and other environmental footprint of the global transportation industry.

Beyond our environmental stewardship, we also support the world's communities in two important ways. First, we believe that we contribute to economic development and well-being by enabling more affordable access to mobility around the world. For example, many of the automobiles sold through our auction platform are purchased for use in developing countries where affordable transportation is a critical enabler of education, health care, and well-being. Secondly, we believe we play an important role in the communities we serve through our response to and management of catastrophic weather events. This includes our investments in equipment and infrastructure which support our overall disaster recovery efforts. For example, we mobilized our people, and engaged with a multitude of service providers to timely retrieve, store, and remarket tens of thousands of flood-damaged vehicles in South Florida in the wake of Hurricane Ian in the fall of 2022.

We provide vehicle sellers with a full range of services to process and sell vehicles primarily over the internet through our Virtual Bidding Third Generation internet auction-style sales technology, which we refer to as VB3. Vehicle sellers consist primarily of insurance companies, but also include dealers, individuals, charities, rental, banks, finance companies, and fleet operators. We obtained 81%, 83%, and 80% of the total number of vehicles processed during fiscal 2024, 2023, and 2022, respectively, from insurance company sellers. We sell the vehicles principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers, exporters, and to the general public. The majority of the vehicles sold on behalf of insurance companies are either damaged vehicles deemed a total loss; not economically repairable by the insurance companies; or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle sellers a full range of services that help expedite each stage of the vehicle sales process, minimize administrative and processing costs, and maximize the ultimate sales price through the online auction process.

In the U.S., Canada, Brazil, the Republic of Ireland, Finland, the U.A.E., Oman, and Bahrain, we sell vehicles primarily as an agent and derive revenue primarily from auction and auction-related sales transaction fees charged for vehicle remarketing services as well as fees for services subsequent to the auction, such as delivery and storage. In the U.K., Germany, and Spain we operate both as an agent and on a principal basis, in some cases purchasing salvage vehicles outright and reselling the vehicles for our own account. In the U.K. we recognize revenue on a principal basis from selling dismantled parts through Green Parts Specialist ("GPS"). In Germany and Spain, we also derive revenue from listing vehicles on behalf of insurance companies and insurance experts to determine the vehicle's residual value and/or to facilitate a sale for the insured.

Through our VB3 auction platform, our sales process is open to registered buyers (whom we refer to as "members") anywhere in the world with access to the internet. This technology and model employ a two-step bidding process. The first step is an open preliminary bidding feature that allows members to enter bids over the internet during the preview period. To improve the effectiveness of bidding, the VB3 system lets members see the current high bids on the vehicles they want to purchase. The preliminary bidding step is an open bid format similar to eBay[®]. Members enter the maximum price they are willing to pay for a vehicle and VB3's BID4U feature incrementally bids on the vehicle on their behalf during all phases of the auction. Preliminary bidding ends at a specified time prior to the start of a second bidding step, an internet-only virtual auction. This second step allows bidders the opportunity to bid against each other and the high preliminary bidder. The bidders enter bids via the internet in real time while BID4U submits bids for the high preliminary bidder up to their maximum bid. When bidding stops, a countdown is initiated. If no bids are received during the countdown, the vehicle sells to the highest bidder.

We believe our virtual auction platform increases the pool of available buyers for each sale, which brings added competition and an increase in the amount that buyers are willing to pay for vehicles. We also believe that it improves the efficiency of our operations by eliminating the expense and capital requirements which would be associated with holding live auctions.

For fiscal 2024, sales of U.S. vehicles, on a unit basis, to members registered outside the state where the vehicle was located accounted for 68.4% of total vehicles sold; of which 30.4% of vehicles were sold to out of state members within the U.S. and 38.0% were sold to International members, based on the IP address utilized during the auction process.

We believe that we offer the highest level of service in the auction and vehicle remarketing industry and have established our leading market position by:

- providing a virtual platform that facilitates seller access to buyers around the world, reducing towing and third-party storage expenses, offering a local presence for vehicle inspection stations, and providing prompt response to catastrophes and natural disasters by specially trained teams;

- providing a comprehensive range of services that includes merchandising, efficient title processing, timely pick-up and delivery of vehicles, and internet sales;

- establishing and efficiently integrating new facilities and acquisitions;

- increasing the number of bidders that can participate at each sale through the ease and convenience of internet bidding; and

- applying technology to enhance operating efficiency through internet bidding, web-based order processing, salvage value quotes, electronic communication with members and sellers, and vehicle imaging.

Historically, we believe our business has grown as a result of (i) acquisitions, (ii) increases in overall volume in the salvage car market, (iii) growth in market share, (iv) increases in the amount of revenue generated per sales transaction resulting from increases in the gross selling price and the addition of value-added services for both members and sellers, and (v) growth in non-insurance company sellers. For fiscal 2024, our revenues were $4.2 billion and our operating income was $1.6 billion.

In fiscal 2022, we opened one new operational facility in Canada, one new operational facility in Spain, and five new operational facilities in the U.S. We also acquired a parts recycler in the U.K. that has four operating facilities.

In fiscal 2023, we opened one new operational facility in Brazil, one new operational facility in Germany, one new operational facility in Canada, and eight new operational facilities in the U.S.

In fiscal 2024, we opened three new operational facilities in the U.K., one new operational facility in Spain, one new operational facility in Canada, and four new operational facility in the U.S.

Our service revenues consist of auction and auction-related sales transaction fees charged for vehicle remarketing services. These auction and auction-related services may include a combination of the following: vehicle purchasing fees: vehicle listing fees; vehicle selling fees that can be based on a predetermined percentage of the vehicle sales price, tiered vehicle sales price fees, or at a fixed fee based on the sale of each vehicle regardless of the selling price of the vehicle; transportation fees for the cost of transporting the vehicle to or from our facility; title processing and preparation fees; vehicle storage fees; bidding fees; and vehicle loading fees. These fees are recognized as net revenue (not gross vehicle selling price) at the time of auction in the amount of such fees charged. Purchased vehicle revenue includes the gross sales price of the vehicles which we have purchased or are otherwise considered to own. We have certain contracts with insurance companies, primarily in the U.K., in which we act as a principal, purchasing vehicles and reselling them for our own account. We also purchase vehicles in the open market, primarily from individuals, and resell them for our own account.

Operating costs consist primarily of: (i) labor (operating personnel at yards); (ii) transportation (miles traveled and fuel rates); (iii) facilities (maintenance, property-related taxes, rent, and insurance); (iv) other (marketing and auction related costs); and (v) costs of vehicles sold. General and administrative expenses consist primarily of executive management, accounting, data processing, sales personnel, professional services, marketing expenses, and technology enhancements and maintenance.

**Industry Overview**

The auction and vehicle remarketing services industry provides a venue for sellers to dispose of or liquidate vehicles to a broad domestic and international buyer pool. Sellers generally auction or sell their vehicles on a consignment basis either for a fixed fee or a percentage of the sales price. Occasionally, companies in our industry purchase vehicles from the largest segment of sellers, insurance companies, and resell the vehicles for their own account. The vehicles are usually purchased at a price based on the vehicles' estimated pre-accident value ("PAV") and the extent of damage. Vehicle remarketers typically operate from multiple facilities where vehicles are processed, viewed, stored and released to the buyer. While companies in this industry remarket vehicles through a physical auction or a hybrid internet and physical auction, we sell virtually all our vehicles on our virtual marketplace platform VB3, thus eliminating the requirement for buyers to travel to an auction location to participate in the sales process.

Although there are other sellers of vehicles, such as dealers, individuals, charities, rental, banks, finance companies, and fleet operators, our primary sellers of vehicles are insurance companies.

3

The primary buyers of vehicles at our auctions are vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers, exporters, and the general public. Vehicle dismantlers, which we believe are the largest group of vehicle buyers, based on volume of vehicles purchased, either dismantle a salvage vehicle and sell parts individually or sell the entire vehicle to rebuilders, used vehicle dealers, or the general public. Vehicle rebuilders and vehicle repair licensees generally purchase salvage vehicles to repair and resell. Used vehicle dealers generally purchase recovered stolen or slightly damaged vehicles for resale.

Most of our vehicles are sold on behalf of insurance companies and are usually vehicles involved in an accident or a natural disaster. Typically, the damaged vehicle is towed to a storage facility or a vehicle repair facility for temporary storage pending insurance company examination. The vehicle is inspected by the insurance company's adjuster, who estimates the costs of repairing the vehicle and gathers information regarding the damaged vehicle's mileage, options, and condition in order to estimate its PAV. The adjuster determines whether to pay for repairs or to classify the vehicle as a total loss based upon the adjuster's estimate of repair costs, vehicle's salvage value, and the PAV, as well as customer service considerations. If the cost of repair is greater than the PAV less the estimated salvage value, the insurance company generally will classify the vehicle as a total loss. The insurance company will thereafter assign the vehicle to a vehicle auction and remarketing services company, settle with the insured and receive title to the vehicle.

Automobile manufacturers continuously incorporate new standard features, including: unibody construction utilizing exotic metals; passenger safety cages with surrounding crumple zones to absorb impacts; plastic and ceramic components; airbags; adaptive headlights; computer and navigation systems; advanced cameras, including backup camera systems; collision warning systems; dynamic cruise control; lane departure warning systems; automatic braking; blind spot detection systems; and electrification of drivetrains. We believe that one effect of these additional features is that newer vehicles involved in accidents are more costly to repair and, accordingly, more likely to be deemed a total loss for insurance purposes.

We believe the primary factors that insurance companies consider when selecting an auction and vehicle remarketing services company include:

- the anticipated percentage return on salvage (i.e., gross salvage proceeds, minus vehicle handling and selling expenses, divided by the PAV);

- the services provided by the company and the degree to which such services reduce their administrative costs and expenses;

- the price the company charges for its services;

- the ability to respond to natural disasters;

- geographic coverage;

- the ability to provide analytical data to the seller; and

- in the U.K., in certain situations, the actual amount paid for the vehicle.

In the U.K., some insurance companies tender periodic contracts for the purchase of salvaged vehicles. Under these circumstances, insurance companies will generally award the contract to the company that is willing to pay the highest price for the vehicles.

Generally, upon receipt of the pickup order, or the assignment, we arrange for the transportation of a vehicle to our nearest facility. As a service to the vehicle seller, we will customarily pay advance charges (reimbursable charges paid on behalf of vehicle sellers) to obtain the vehicle's release from a towing company, vehicle repair facility, or impound facility. Advance charges paid on behalf of the vehicle seller are either recovered upon sale of the vehicle, invoiced separately to the seller, or deducted from the net proceeds due to the seller.

The salvage vehicle is stored at one of our facilities until ownership documents are transferred from the insured vehicle owner and the title to the vehicle is cleared through the appropriate state's motor vehicle regulatory agency ("DMV"). In the U.S., total loss vehicles may be sold in most states only after obtaining a salvage title from the DMV. Upon receipt of the appropriate documentation from the DMV, which is generally received within 45 to 60 days of vehicle pick-up, the vehicle is sold either on behalf of the insurance company or for our own account, depending on the terms of the contract. In the U.K., upon release of interest by the vehicle owner, the insurance company notifies us that the vehicle is available for sale.

Generally, sellers of non-salvage vehicles will arrange to deliver the vehicle to one of our locations, although we may offer transportation services to obtain the vehicle. At that time, the vehicle information will be uploaded to our system and made available for buyers to review online. The vehicle is then sold at auction on VB3 typically within seven days. Proceeds are then collected from the member, typically seller fees are subtracted, and the remainder is remitted to the seller.

## Operating and Growth Strategy

Our growth strategy is to increase revenues and profitability by, among other things, (i) acquiring and developing additional vehicle storage facilities in key markets, including foreign markets; (ii) pursuing global, national, and regional vehicle seller agreements; (iii) increasing our service offerings; and (iv) expanding the application of VB3 into new markets. In addition, we implement our pricing structure and auction procedures, and attempt to introduce cost efficiencies at each of our acquired facilities by implementing our operational procedures, integrating our management information systems, and redeploying personnel, when necessary.

As part of our overall expansion strategy, our objective is to increase our revenues, operating profits, and market share in the vehicle remarketing industry. To implement our growth strategy, we intend to continue to do the following:

### *Acquire and Develop New Vehicle Storage Facilities in Key Markets Including Foreign Markets*

Our strategy is to offer integrated services to vehicle sellers on a global, national, or regional basis by acquiring or developing facilities in new and existing markets. We integrate our new acquisitions into our global network and capitalize on certain operating efficiencies resulting from, among other things, the reduction of duplicative overhead and the implementation of our operating procedures.

### *Pursue Global, National, and Regional Vehicle Supply Agreements*

Our broad global presence enhances our ability to enter into global, national, or regional supply agreements with vehicle sellers. We actively seek to establish supply agreements with insurance companies by promoting our ability to achieve high net returns and broader access to buyers through our national coverage and electronic commerce capabilities. By utilizing our existing insurance company seller relationships, we are able to build new seller relationships and pursue additional supply agreements in existing and new markets.

### *Expand Our Service Offerings to Sellers and Members*

Over the past several years, we have expanded our available service offerings to vehicle sellers and members. The primary focus of these new service offerings is to maximize returns to our sellers and maximize product value to our members. This includes, for our sellers, real-time access to sales data over the internet, the ability to respond on a national scale, and for our members, the implementation of VB3 real-time bidding at substantially all of our facilities, thereby permitting members at any location worldwide to participate in the sales at our yards. We plan to continue to refine and expand our services, including offering software that can assist our sellers in expediting claims and salvage management tools that help sellers integrate their systems with ours.

## Our Competitive Advantages

We believe that the following attributes and the services that we offer position us to take advantage of many opportunities in the online vehicle auction and services industry:

### *Geographic Coverage and Ability to Respond on a Global Scale*

Since our inception in 1982, we have expanded from a single facility in Vallejo, California to an integrated network of facilities located in the U.S., Canada, the U.K., Brazil, the Republic of Ireland, Germany, Finland, the U.A.E., Oman, Bahrain, and Spain. In Germany and Spain, we also derive revenue from listing vehicles on behalf of insurance companies and insurance experts to determine the vehicle's residual value and/or to facilitate a sale for the insured. We offer integrated services to our vehicle sellers, which allow us to respond to the needs of our sellers and members with maximum efficiency. Our coverage provides our sellers with key advantages, including:

- attractiveness and efficiency to buyers, leading to enhanced selling prices for vehicles;

- a reduction in administrative time and effort;

- a reduction in overall vehicle transportation costs;

- convenient local facilities;

- improved access to buyers throughout the world;

- a prompt response in the event of a natural disaster or other catastrophe; and

- consistency in products and services.

***Value-Added Services***

We believe that we offer the most comprehensive range of services in our industry, including:

- internet bidding, internet proxy bidding, and virtual sales powered by VB3, which enhance the competitive bidding process;

- mobile applications, which allow members to search, bid, create watch lists, join auctions, and bid in numerous languages from anywhere;

- a tailored experience by way of predictive analytics through collaborative filtering, such as the Recommendations Engine feature that suggests similar makes and models based on a member's behavior;

- Buy It Now, which provides an option to our members to purchase specific pre-qualified vehicles immediately at a set price before the live auction process;

- Make An Offer, which provides an option to our members to submit an offer amount on certain selected vehicles and if the offer is accepted, purchase the vehicle before the live auction process;

- online payment capabilities via our ePay product, credit cards, and third-party financing programs;

- email and text notifications available in numerous languages to potential buyers of vehicles that match desired characteristics;

- sophisticated vehicle processing at storage sites, including digital imaging of each vehicle and the scanning of each vehicle's title and other significant documents such as body shop invoices, all of which are available from us over the internet;

- expedited process to assess total loss through our Total Loss Express 360 and Rapid Total Loss AI tools;

- title procurement and loan payoff services offered through Title Express;

- specialty sales, which allow buyers the opportunity to focus on such select types of vehicles as motorcycles, heavy equipment, boats, recreational vehicles, and rental cars;

- interactive online counter-bidding, which allows sellers who have placed a minimum bid or a bid to be approved on a vehicle to directly counter-bid the current high bidder; and

- Night Cap sales, which provides an additional opportunity for bidding on vehicles that have not previously achieved their minimum bid.

***Proven Ability to Acquire and Integrate Acquisitions***

We have a proven track record of successfully acquiring and integrating facilities. Since becoming a public company in 1994, we have completed acquisitions of facilities in the U.S., Canada, the U.K., Brazil, the U.A.E., Germany, Finland, and Spain. As part of our acquisition and integration strategy, we seek to:

- expand our global presence;

- strengthen our networks and access new markets;

- utilize our existing corporate and technology infrastructure over a larger base of operations; and

- introduce our comprehensive services and operational expertise.

We strive to integrate all new facilities and companies, when appropriate, into our existing network without disruption of service to vehicle sellers. We typically retain existing employees at acquired facilities in order to retain knowledge about, and respond to, the local market.

### *Technology to Enhance and Expand Our Business*

We have developed management information and proprietary software systems that allow us to deliver a fully integrated service offering. Our proprietary software programs provide vehicle sellers with online access to data and reports regarding their vehicles being processed at any of our facilities. This technology allows vehicle sellers to monitor each stage of our vehicle sales process, from pick up to sale and settlement by the buyer. Our full range of internet services allows us to expedite each stage of the vehicle sales process and helps to minimize the administrative and processing costs for us, as well as our sellers. We believe that our integrated technology systems generate improved capacity and financial returns for our clients, resulting in high client retention, and allow us to expand our national supply contracts.

## Our Business Segments

Our U.S. and International regions are considered two separate operating segments and are disclosed as two reportable segments. The segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results, including total revenues, operating income and income before income taxes. For the year ended July 31, 2024, we generated 81.8% of our revenue in our U.S. segment and 18.2% in our international segment. Geographic information as well as comparative segment revenues and related financial information pertaining to the U.S. and International segments for the years ended July 31, 2024, 2023 and 2022 are presented in the tables in Note *14 — Segments and Other Geographic Reporting*, to the Notes to Consolidated Financial Statements, which are included elsewhere in this Form 10-K.

## Our Service Offerings

We offer vehicle sellers a full range of vehicle services, which expedite each stage of the vehicle sales process, helping to maximize proceeds and minimize costs. Not all service offerings are available in all markets. Additionally, in some cases a service offering may be applicable only to a particular subsidiary or operating segment. Our service offerings include the following:

### *Online Seller Access*

Through Copart Access, our internet-based service for vehicle sellers, we enable sellers to assign vehicles for sale, check sales calendars, view vehicle images and history, view and reprint body shop invoices and towing receipts, and view the historical performance of the vehicles sold at our sales.

### *Salvage Estimation Services*

We offer Copart ProQuote, a proprietary service that assists sellers in the vehicle claims evaluation process by providing online salvage value estimates, which helps sellers determine whether to repair a vehicle or deem it a total loss.

### *IntelliSeller*

We offer IntelliSeller, an automated tool leveraging our vast and detailed vehicle and sales data to assist our sellers in making vital auction decisions. Using machine learning, IntelliSeller optimizes the utilization of our vehicle and sales data to determine when to establish minimum bid values and suggest when to re-auction a unit to ensure optimal returns while minimizing cycle time.

### *Estimating Services*

We offer vehicle sellers in the U.K. estimating services for vehicles taken to our facilities. Estimating services provide our insurance company sellers repair estimates, which allow the insurance company to determine if the vehicle is a total loss vehicle. If the vehicle is determined to be a total loss, it is generally assigned to us to sell.

### End-of-Life Vehicle Processing

In the U.K., we are an authorized treatment facility for the disposal of end-of-life vehicles.

### Transportation Services

In the U.S. segment, we perform transportation services through a combination of third-party vehicle transport companies and our fleet. We maintain contracts with third-party vehicle transport companies, which enable us to pick up most of our sellers' vehicles within 24 hours. Our national network and transportation capabilities provide cost and time savings to our vehicle sellers and offer timely vehicle pick up and prompt response to catastrophes and natural disasters in the U.S. In the International segment, we perform transportation services through a combination of our fleet and third-party vehicle transport companies. Our international network and transportation capabilities provide cost and time savings to our vehicle sellers throughout the U.K. Europe, Canada, Brazil and Middle east market.

### Vehicle Inspection Stations

We offer some of our major insurance company sellers office and yard space to house vehicle inspection stations on-site at our facilities. We have over 100 vehicle inspection stations at our facilities. An on-site vehicle inspection station provides our insurance company sellers with a central location to inspect potential total loss vehicles, which reduces storage charges that otherwise may be incurred at the initial storage or repair facility.

### On-Demand Reporting

We provide vehicle sellers with real time data for vehicles that we process for the seller. This includes vehicle sellers' gross and net returns on each vehicle, service charges, and other data that enable our vehicle sellers to more easily administer and monitor the vehicle disposition process. In addition, we have developed a database containing over 300 fields of real-time and historical information accessible by our sellers allowing for their generation of custom ad hoc reports and customer specific analysis.

### Title Processing

We have extensive expertise in DMV document and title processing. We have developed a computer system which provides a direct link to the DMV computer systems of multiple states, allowing us to expedite the processing of vehicle title paperwork.

### Title Express

We also facilitate the title transfer from the original owner or financial institutions on behalf of some of our sellers to streamline the documentation and vehicle auction process.

### Loan Payoff

We can obtain up-to-date loan payoff information electronically from hundreds of automotive lenders, including the remaining balance due and per diem on a vehicle loan, to expedite the loan payoff and title transfer process.

### Flexible Vehicle Processing Programs

At the election of the seller, we sell vehicles pursuant to our Percentage Incentive Program ("PIP"), Consignment Program, or Purchase Program. Under each program we may provide merchandising services such as covering or taping openings to protect vehicle interiors from weather, washing vehicle exteriors, vacuuming vehicle interiors, cleaning and polishing dashboards and tires, making keys for drivable vehicles, and identifying drivable vehicles. We believe our merchandising efforts increase the sales prices of the vehicles, thereby increasing the return on vehicles to both vehicle sellers and us.

*Percentage Incentive Program.* Under PIP, we agree to sell all of the vehicles of a seller in a specified market, usually for a predetermined percentage of the vehicle sales price. Because our revenues under PIP are directly linked to the vehicle's sale price, we have an incentive to actively merchandise those vehicles to maximize the net return. We provide the vehicle seller, at our expense, with transportation of the vehicle to our nearest facility.

*Consignment Program.* Under our Consignment Program, we sell vehicles for a fixed consignment fee. Although sometimes included in the consignment fee, we may also charge additional fees for the cost of transporting the vehicle to our nearest facility, storage of the vehicle, and other incidental costs.

*Purchase Program.* Under the Purchase Program, we purchase vehicles from a vehicle seller at a formula price, based on a percentage of the vehicles' estimated PAV, and sell the vehicles for our own account. Currently, the purchase program is offered primarily in the U.K.

### Buy It Now, Make An Offer

We offer an option to our members to purchase specific pre-qualified vehicles immediately at a set price before the live auction process. This enables us to provide a fast, easy, transparent and comprehensive buying option on these pre-qualified vehicles. Additionally, members have the option of submitting an offer amount on certain selected vehicles. If an offer is accepted, the member can purchase the vehicle before the live auction process.

### Sales Process

We offer a flexible and unique sales process designed to maximize the sale prices of the vehicles utilizing VB3. VB3 opens our sales process to members and the general public to view auctions via our website and our mobile application anywhere in the world where internet access is available. The VB3 technology and model employs a two-step bidding process. The first step is an open preliminary bidding feature that allows a member to enter bids either over the internet during the preview days. To improve the effectiveness of bidding, the VB3 system lets a member see the current high bid on the vehicle they want to purchase. The preliminary bidding step is an open bid format similar to eBay®. Members enter the maximum price they are willing to pay for a vehicle and VB3's BID4U feature will incrementally bid the vehicle on their behalf during all steps of the auction. Preliminary bidding ends at a specified time prior to the start of a second bidding step, an internet-only virtual auction. This second step allows bidders the opportunity to bid against each other and the highest preliminary bidder. The bidders enter bids via the internet in real time, and then BID4U submits bids for the highest preliminary bidder, up to their maximum bid. When bidding stops, a countdown is initiated. If no bids are received during the countdown or any extensions, the vehicle sells to the highest bidder.

### BluCar

We provide financial institutions, fleet and rental car companies with an efficient method to sell their vehicles. We have a dedicated team of employees that support the processing and remarketing of BluCar vehicles.

### Copart Dealer Services

We provide franchise and independent dealers with a convenient method to sell their trade-ins through any of our facilities. We have a dedicated team of employees in the U.S. that target these dealers and work with them throughout the sales process.

### Cash For Cars

We provide the general public with a fast and convenient method to sell their vehicles. Anyone can go to CashForCars.com; CashForCars.ca; CashForCars.de, CashForCars.co.uk, or Cash-for-cars.ie and arrange to obtain a valid offer to purchase their vehicle. Upon acceptance of our offer to purchase their vehicle, we provide them payment for their vehicle and then sell the vehicle on our own behalf.

### National Powersport Auctions

In the U.S., we provide wholesale powersport vehicle remarketing services through live and online auction platforms to dealers, financial institutions and Original Equipment Manufacturers through our subsidiary National Powersport Auctions ("NPA"). Powersports include for example motorcycles, recreational vehicles, boats and RVs. NPA also offers comprehensive data services including the NPA Value Guide$^{TM}$, which we believe is the industry's most accurate wholesale valuation tool. NPA corporate offices are located in San Diego, California; and they operate from locations throughout the United States.

### Purple Wave Inc.

In the U.S., through our majority ownership of Purple Wave Inc. ("Purple Wave") we provide wholesale construction, agriculture, and fleet remarketing services through no-reserve online auctions at www.purplewave.com, selling such items directly from the sellers location. Purple Wave Inc. offers a range of services including appraisals, listings, marketing, and post auction shipping. The Purple Wave corporate office is located in Manhattan, Kansas.

### Copart Recycling

In the U.K., we have two facilities for U-Pull It from which the public can purchase parts from salvaged and end-of-life vehicles. In general, the buyer is responsible for detaching the parts from the vehicle and any associated hauling or transportation of the parts after detachment. After the valuable parts have been removed by the buyer, the remaining parts and car body are sold for their scrap value. We also operate GPS which dismantles vehicles and sells used parts.

### Copart 360

We pioneered posting vehicle images online for buyers in 2001, and we have been improving the technology to provide top quality photos since then. In July 2020, we enhanced online images and videos by launching Copart 360 ("C360"), our proprietary technology that captures clear 360-degree views of interiors and exteriors of cars, trucks, and vans across U.S. Copart locations. This capability was expanded to the U.K. in fiscal 2021. Interested buyers can view everything from the backseat to the dashboard to the tires by clicking the 360° icon under vehicle images on select lot details pages on Copart.com. Buyers can also zoom in and out or expand to full screen on computers or mobile devices.

### Membership Tiers

We now offer three tiers of membership in the U.S. - Guest, Basic, and Premier - for those registering to buy vehicles through Copart.com.

#### Guest Member Benefits

Guest members can sign up for free to add their favorite vehicles to their Watchlist, set up Vehicle Alerts to get notified when we add specific vehicles they're looking for and view our inventory from their desktop computer or mobile device via our mobile application.

#### Basic Member Benefits

Basic member benefits include:

- view multiple online auctions in real-time (live);

- bid on one vehicle at a time without a deposit, or up to five with a deposit;

- save favorite searches; and

- get access to member appreciation events.

#### Premier Member Benefits

Premier member benefits include all basic member benefits, as well as, the following:

- bid on multiple vehicles at the same time;

- get priority placement in phone and chat support;

- access the Virtual Queue which provides expedited service at our locations; and

- get a complimentary safety vest (one per membership year) and water bottle at our locations.

**Sales**

We process vehicles from hundreds of different vehicle sellers. No single customer accounted for more than 10% of our consolidated revenues for fiscal 2024, 2023, or 2022 and our business does not depend on any particular customer to remain profitable. We obtained 81%, 83%, and 80% of the total number of vehicles processed during fiscal 2024, 2023, and 2022, respectively, from insurance company sellers.

We typically contract with the national, regional or branch office of an insurance company or other vehicle sellers. The agreements are customized to each vehicle seller's needs and often provide for the disposition of different types of salvage vehicles by differing methods. Our arrangements generally provide that we will sell total loss and recovered stolen vehicles generated by the vehicle seller in a designated geographic area.

We market our services to vehicle sellers through an in-house sales force that utilizes a variety of sales techniques, including personal sales calls, internet search engines, employee referrals, tow shop referrals, and participation in trade shows and vehicle and insurance industry conventions, targeted mailing of our sales literature, and telemarketing. We market our services to franchise and independent dealerships, as well as the general public. We may, when appropriate, provide vehicle sellers with detailed analysis of the net return on vehicles and a proposal setting forth ways in which we believe that we can improve net returns on vehicles and reduce administrative costs and expenses.

During our last three fiscal years, most of our revenue was generated within the U.S. and a majority of our long-lived assets are located within the U.S. Please see *Note 14 — Segments and Other Geographic Reporting* in our Notes to Consolidated Financial Statements for information regarding the geographic location of our sales and our long-lived assets.

**Members**

We maintain a database of approximately 1 million registered members ("buyers") in the vehicle dismantling and recycling, rebuilding, used vehicle dealer and export industries, as well as members that are a part of the general public, where applicable. We believe that we have established a broad international and domestic buyer base by providing members with a variety of programs and services. To become a registered member, a person or business must complete a basic application either online or through our mobile application. Before any member may purchase a vehicle, they must provide copies of current government issued photo identification. Additionally, business members must provide current business information, including copies of licenses, which may include vehicle dismantler, dealer, resale, repair or export licenses, and as needed, completed sales tax exemption certificates. Registration entitles a member to transact business at any of our auctions, subject to local licensing and permitting requirements. We may sell to the general public either directly or members may purchase a vehicle offered at Copart through a registered broker who meets local licensing and permitting requirements. Strict admission procedures are intended to prevent frivolous bids that will not result in a completed sale. We market to members online and via email notifications, sales notices, telemarketing, direct mail, in-location marketing, search engines, social media, radio, television, trade publications, and participation in trade show events.

**Competition**

We face significant competition from other remarketers of both salvage and non-salvage vehicles. Against these other vehicle remarketers, we face competition for long-term contractual commitments and various supply agreements with sellers, in addition to competition for the acquisition of vehicle storage facilities. We believe our principal competitors include vehicle auction and sales companies and vehicle dismantlers. These national, regional, and local competitors may have established relationships with vehicle sellers and buyers and may have financial resources that are greater than ours. The largest national or regional vehicle auctioneers in the U.S. include Ritchie Bros. (including its subsidiary Insurance Auto Auctions, Inc.); Carvana, Openlane, Manheim, Inc. and ACV Auctions Inc. The largest national dismantler in the U.S. is LKQ Corporation ("LKQ"). LKQ, in addition to trade groups of dismantlers such as the American Recycling Association, United Recyclers Group LLC and other regional and local dismantlers, may purchase salvage vehicles directly from insurance companies, thereby bypassing vehicle remarketing companies like Copart entirely. In our International markets, our principal competitors are vehicle auction and sales companies, vehicle dismantlers, and privately-held independent remarketers.

**Management Information Systems**

Our primary yard management information system consists of a series of IBM AS/400 mainframe computer systems and other servers which run our proprietary software developed to process salvage sales vehicles throughout the auction process. This system is integrated with the internet to enable buyers to view salvage vehicles and bid on them. It can also be integrated with the seller's system and enables the sellers to monitor their vehicles and analyze the progression of vehicles through the auction process. Our VB3 auction platform is served by an array of identical high-density, high-performance servers. Each individual sale is configured to run on an available server in the array and can be rapidly provisioned to any other available server in the array as required.

We have invested in production data centers that are designed to continuously operate to support the business, even in the event of an emergency. The data centers' electrical and mechanical systems are continually monitored. The data centers are located in areas generally considered to be free of frequent weather-related disasters and earthquakes. We operate fully redundant infrastructure to ensure ongoing operations, even in the event of physical damage to one of our data centers.

We have a proprietary enterprise operating system that provides multi-language and multi-currency capabilities, thereby facilitating future international expansion. We began using our internally developed proprietary system with our expansion into Spain in fiscal 2016 and Germany in fiscal 2017.

**Employees and Human Capital**

Our ability to build long-term value depends on our ability to attract, retain, develop, and motivate talented personnel at all levels within our global enterprise. Our employees are our greatest asset. Our goal is to create a strong culture built upon our foundational core values: act with integrity; be an owner; challenge the norm; get results; and celebrate our people. We have a diverse, multi-cultural workforce and we celebrate our diversity by promoting inclusion across our global organization.

As of July 31, 2024, we had approximately 11,700 full and part-time employees, of which approximately 65% were located in the U.S. and 35% were located within our International segment.

Of the approximately 7,600 full and part-time employees based in the U.S, approximately 53% of them identify as male, 46% as female, and 1% are undisclosed. We also believe our U.S. workforce is ethnically diverse. As of July 31, 2024, our U.S. workforce consisted of approximately 45% individuals identifying as White, 22% as Hispanic or Latino, 15% as Black or African American, 6% as Asian, 3% as two or more races and 9% as other or as not disclosed.

Additionally, of the approximately 878 employees serving in the U.S. in management roles and above, up to and including executives, 54% identify as male and 46% identify as female.

Of the approximately 4,100 employees based within the International segment, approximately 65% of them identify as male and 35% as female. We also believe our International workforce is ethnically diverse. As of July 31, 2024, our International workforce consisted of approximately 49% individuals identifying as White, 37% as Asian, 2% as Black or African, 3% as Hispanic or Latino, 3% as two or more races, 6% as other or as not disclosed.

Additionally, of the approximately 508 employees serving Internationally in management roles and above, up to and including executives, 69% identify as male and 31% identify as female.

At Copart, our human resources function known as People and Culture, plays a vital role in creating a supportive and productive work environment for all employees. Our People and Culture department is dedicated to fostering a culture of growth, collaboration, and employee well-being with a "people first" mindset. We understand that our people are our most valuable asset, and our People and Culture team is committed to providing comprehensive support across various aspects of the employee lifecycle.

We identify and attract top talent that aligns with our values and objectives. We carefully manage the recruitment process, from drafting job descriptions and posting vacancies to conducting interviews and making hiring decisions. We leverage online search tools, recruiting firms, employee referral programs and university recruiting. We offer a combination of competitive salaries, equity incentives and bonus plans.

Our Employee Development and Training Department plays a crucial role in driving organizational growth by equipping our employees with the skills and knowledge they need to succeed. This department designs and delivers comprehensive training from compliance to leadership development. By aligning training initiatives with corporate goals, the team ensures that employees are not only well-prepared to meet current job demands but are also future-ready. Through a blend of in-person sessions and virtual learning opportunities, the Training Department supports and promotes a culture of excellence, innovation, and career progression across the organization.

Our executive compensation structure aligns incentives with our company's strategic growth objectives, including long-term share price appreciation. In that regard, our executive compensation programs place greater weighting on equity compensation than other forms of compensation offered to all employees. For more details regarding our executive compensation, refer to information incorporated by reference from the information set forth under the captions "Executive Compensation" and "Compensation Discussion and Analysis" in our proxy statement.

Once a new team member joins us, our People and Culture department works to provide for a seamless onboarding process, helping them integrate into our culture and hit the ground running.

The People and Culture team oversees performance management processes that help employees understand their goals and expectations. We facilitate regular performance discussions, feedback sessions, and goal setting to ensure alignment with our corporate objectives, driving a clear path to advancement.

We prioritize the well-being and satisfaction of our employees. We organize various engagement initiatives, including team-building events, wellness programs, and recognition efforts to celebrate achievements and milestones. We are dedicated to maintaining a positive and inclusive work environment where every employee feels valued and supported.

We provide comprehensive, generous benefits and compensation packages, ensuring that they remain competitive within the industry. We address inquiries about benefits, such as healthcare, retirement plans, and other rewards, to guarantee that our employees have access to the resources they need for a fulfilling work-life balance. Copart pays a sizable portion of the benefit premiums related to healthcare. Copart's benefit plans are designed around health, financial security, life and education. These include a variety of medical plans, dental and vision coverage, and wellness programs in addition to external support networks.

**Environmental Matters**

Our operations are subject to international, federal, provincial, state and local laws and regulations regarding the protection of the environment in the countries in which we have storage facilities. In some cases, we may acquire land with existing environmental issues, including landfills as an example. In the salvage vehicle remarketing industry, large numbers of wrecked vehicles are stored at storage facilities, requiring us to actively monitor and manage potential environmental impacts. In the U.K., we provide vehicle de-pollution and crushing services for end-of-life vehicles. We could incur substantial expenditures for preventative, investigative, or remedial action and could be exposed to liability arising from our operations, contamination by previous users of certain of our acquired facilities or facilities which we may acquire in the future, or the disposal of our waste at off-site locations. In addition to conducting environmental diligence on new site acquisitions, we also take such appropriate actions as may be necessary to avoid liability for activities of prior owners, and we have from time to time acquired insurance with respect to acquired facilities with known environmental risks. There can be no assurances, however, that these efforts to mitigate environmental risk will prove sufficient if we were to face material liabilities. We have incurred expenses for environmental remediation in the past, and environmental laws and regulations could become more stringent over time. There can be no assurance that we or our operations will not be subject to significant costs in the future or that environmental enforcement agencies at the state and federal level will not pursue enforcement actions against us. In addition to acquiring insurance in connection with certain acquisitions, we have also obtained indemnification for pre-existing environmental liabilities from many of the persons and entities from whom we have acquired facilities, but there can be no assurance that such indemnifications will be available or sufficient. In addition, increased focus by the U.S. and other governmental authorities on climate change and other environmental matters may lead to enhanced regulation in these areas, which could also result in increased compliance costs and subject us to additional potential liabilities. The extent of these costs and risks is difficult to predict and will depend in large part on the extent of new regulations and the ways in which those regulations are enforced. Any such expenditures or liabilities could have a material adverse effect on our consolidated results of operations, financial position, or cash flows.

**Governmental Regulations**

Our operations are subject to regulation, supervision and licensing under various international, federal, provincial, state, and local statutes, ordinances and regulations that may impact our capital expenditures, earnings, and competitive position. The acquisition and sale of vehicles is regulated by various state, provincial and foreign motor vehicle departments, and the steps required to process vehicle titles is a significant cost of our business. Our know-how in the area of title processing is a competitive advantage. In addition to the regulation of sales and acquisitions of vehicles, we are also subject to various local zoning requirements with regard to the location of our storage facilities, which generally make it more challenging and expensive to identify, acquire and develop new facilities. These zoning requirements vary from location to location. At various times, we may be involved in disputes with governmental officials regarding the development and/or operation of our business facilities. We believe that we are in compliance, in all material respects, with applicable regulatory requirements. We may be subject to similar types of regulations by international, federal, provincial, state, and local governmental agencies in new markets.

**Intellectual Property and Proprietary Rights**

In 2008, we obtained a patent issued by the United States Patent and Trademark Office that covers certain aspects of our virtual bidding auction platform, VB3. Generally, patents issued in the U.S. are effective for 20 years from the earliest asserted filing date of the patent application. The duration of foreign patents varies in accordance with the provisions of applicable local law.

We also rely on a combination of trade secret, copyright, and trademark laws, as well as contractual agreements to safeguard our proprietary rights in technology and products. In seeking to limit access to sensitive information to the greatest practical extent, we routinely enter into confidentiality and assignment of invention agreements with certain of our employees and consultants and nondisclosure agreements with our key customers and vendors.

**Seasonality**

Historically, our consolidated results of operations have been subject to quarterly variations based on a variety of factors, of which the primary influence is the seasonal change in weather patterns. During the winter months we tend to have higher demand for our services because there are more weather-related accidents. Severe weather events, including but not limited to tornadoes, floods, hurricanes, and hailstorms, can also impact our volumes.

**Item 1A.**   *Risk Factors*

*Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below before making an investment decision. Our business could be harmed if any of these risks, as well as other risks not currently known to us or that we currently deem immaterial, materialize. The trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this Form 10-K, including our consolidated financial statements and the related notes and schedules, and other filings with the SEC.*

**Risks Related to Our Business and Industry**

**We depend on a limited number of major vehicle sellers for a substantial portion of our revenues. The loss of one or more of these major sellers could adversely affect our consolidated results of operations and financial position, and an inability to increase our sources of vehicle supply could adversely affect our growth rates.**

Although no single customer accounted for more than 10% of our consolidated revenues for fiscal 2024, 2023, or 2022, a limited number of vehicle sellers historically have collectively accounted for a substantial portion of our revenues. Vehicle sellers have terminated agreements with us in the past in particular markets, which has affected revenues in those markets. There can be no assurance that our existing agreements will not be canceled. Furthermore, there can be no assurance that we will be able to enter into future agreements with vehicle sellers or that we will be able to retain our existing supply of salvage vehicles. A reduction in vehicles from a significant vehicle seller or any material changes in the terms of an arrangement with a significant vehicle seller could have a material adverse effect on our consolidated results of operations and financial position. In addition, a failure to increase our sources of vehicle supply could adversely affect our earnings and revenue growth rates.

**Our expansion into markets outside the U.S., including expansions in the U.K., Canada, Europe, Brazil, and the Middle East expose us to risks arising from operating in international markets. Any failure to successfully integrate**

**businesses acquired or operational capabilities established outside the U.S. could have an adverse effect on our consolidated results of operations, financial position, or cash flows.**

We first expanded our operations outside the U.S. in fiscal 2003 with an acquisition in Canada. Subsequently, in fiscal 2007 and fiscal 2008 we made significant acquisitions in the U.K., followed by acquisitions in the U.A.E., Brazil, Germany, and Spain in fiscal 2013, expansions into Bahrain and Oman in fiscal 2015, expansion into the Republic of Ireland and India in fiscal 2016, an acquisition in Finland in fiscal 2018, and an acquisition of a parts recycler in the U.K. in fiscal 2022. We continue to evaluate acquisitions and other opportunities outside of the U.S. Acquisitions or other strategies to expand our operations outside of the U.S. pose substantial risks and uncertainties that could have an adverse effect on our future operating results. In particular, we may not be successful in realizing anticipated synergies from these acquisitions, or we may experience unanticipated costs or expenses integrating the acquired operations into our existing business. We have and may continue to incur substantial expenses establishing new yards and operations, acquiring buyers and sellers, and implementing shared services capabilities in international markets. Among other things, we plan to ultimately deploy our proprietary auction technologies at all of our foreign operations and we cannot predict whether this deployment will be successful or will result in increases in the revenues or operating efficiencies of any acquired companies relative to their historic operating performance. Integration of our respective operations, including information technology and financial and administrative functions, may not proceed as anticipated and could result in unanticipated costs or expenses such as capital expenditures that could have an adverse effect on our future operating results. We cannot provide any assurance that we will achieve our business and financial objectives in connection with these acquisitions or our strategic decision to expand our operations internationally.

As we continue to expand our business internationally, we will need to develop policies and procedures to manage our business on a global scale. Operationally, acquired businesses typically depend on key seller relationships, and our failure to maintain those relationships would have an adverse effect on our consolidated results of operations and could have an adverse effect on our future operating results. Moreover, success in opening and operating facilities in new markets can be dependent upon establishing new relationships with buyers and sellers, and our failure to establish those relationships could have an adverse effect on our consolidated results of operations and future operating results.

In addition, we anticipate our international operations will continue to subject us to a variety of risks associated with operating on an international basis, including:

- the difficulty of managing and staffing foreign offices;

- the increased travel, infrastructure, and legal compliance costs associated with multiple international locations;

- the need to localize our mix of product and service offerings in response to customer requirements, particularly the need to implement our online auction platform in foreign countries;

- the need to comply with complex foreign and U.S. laws and regulations that apply to our international operations;

- tariffs, trade barriers, trade disputes, and other regulatory or contractual limitations on our ability to operate in certain foreign markets;

- exposure to foreign currency exchange rate risk, which may have an adverse impact on our revenues and revenue growth rates;

- adapting to different business cultures, languages, and market structures, particularly where we seek to implement our auction model in markets where insurers have historically not played a substantial role in the disposition of salvage vehicles;

- repatriation of funds currently held in foreign jurisdictions to the U.S., which may result in higher effective tax rates;

- military conflicts, including the Russian invasion of Ukraine and recent events in the Middle East;

- public health issues, such as the COVID-19 pandemic and other pandemics;

- environmental issues;

- natural and man-made disasters; and

- political issues.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and have an adverse effect on our operating results.

**Our business is exposed to risks associated with online commerce security and credit card fraud.**

Consumer concerns over the security of transactions conducted on the internet or the privacy of users may inhibit the growth of the internet and online commerce. To securely transmit confidential information such as customer credit card numbers, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers may also be vulnerable to viruses transmitted via the internet and other points of access. While we proactively check for intrusions into our infrastructure, a new or undetected virus could cause a service disruption.

We maintain an information security program and our processing systems incorporate multiple levels of protection in order to address or otherwise mitigate these risks. Despite these mitigation efforts, there can be no assurance that we will be immune to these risks and not suffer losses in the future. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. As such, we have implemented certain anti-fraud measures, including credit card verification procedures. However, a failure to adequately prevent fraudulent credit card transactions could adversely affect our consolidated financial position and results of operations.

Our security measures may also be breached due to employee error, malfeasance, insufficiency, or defective design. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users' or customers' data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our products and services that could have an adverse effect on our consolidated financial position and results of operations.

**Implementation of our online auction model in new markets may not result in the same synergies and benefits that we achieved when we implemented the model in the U.S., Canada, and the U.K.**

We believe that the implementation of our proprietary auction technologies across our operations had a favorable impact on our results of operations by increasing the size and geographic scope of our buyer base, increasing the average selling price for vehicles sold through our sales, and lowering expenses associated with vehicle sales.

For example, we implemented our online system across all of our U.S., Canada, and the U.K. salvage yards between fiscal 2004 and fiscal 2008 and experienced increases in revenues and average selling prices, as well as improved operating efficiencies in those markets. In considering new markets, we consider the potential synergies from the implementation of our model based in large part on our experience in the U.S., Canada, and the U.K. However, we cannot predict whether these synergies will also be realized in new markets.

**Failure to maintain sufficient capacity to accept additional vehicles at one or more of our storage facilities could adversely affect our relationships with insurance companies or other sellers of vehicles.**

Capacity at our storage facilities varies from period to period and from region to region. For example, following adverse weather conditions in a particular area, our yards in that area may fill and limit our ability to accept additional salvage vehicles while we process existing inventories. For example, Hurricane Ida had, in certain quarters, an adverse effect on our operating results, in part because of yard capacity constraints in the impacted areas of the U.S. We regularly evaluate our capacity in all our markets and where appropriate, seek to increase capacity through the acquisition of additional land and yards. We may not be able to reach agreements to purchase independent storage facilities in markets where we have limited excess capacity, zoning restrictions or difficulties obtaining and maintaining use permits, which may limit our ability to sustain and expand our capacity through acquisitions of new land. Failure to have sufficient capacity at one or more of our yards could adversely affect our relationships with insurance companies or other sellers of vehicles, which could have an adverse effect on our consolidated results of operations and financial position.

**Because the growth of our business has been due in large part to acquisitions and development of new facilities, the rate of growth of our business and revenues may decline if we are not able to successfully complete acquisitions and develop new facilities.**

We seek to increase our sales and profitability through the acquisition of complementary businesses, additional facilities and the development of new facilities. For example, in fiscal 2022, we opened one new operational facility in Canada, one new operational facility in Spain, and five new operational facilities in the U.S. In fiscal 2023, we opened one new operational facility in Brazil, one new operational facility in Germany, one new operational facility in Canada, and eight new operational facilities in the U.S. In fiscal 2024, we opened three new operational facilities in the U.K., one new operational facility in Spain, one new operational facility in Canada, and four new operational facility in the U.S. As for strategic acquisitions of complementary businesses, we acquired National Powersport Auctions in fiscal 2017, we acquired Hills Motors in fiscal 2022, a used, or "green" parts recycler in the U.K. that has four operating facilities and in fiscal 2024, we acquired Purple Wave, Inc. an online offsite heavy equipment auction company. Acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers, the availability of affordable financing in the capital markets and the need to satisfy applicable closing conditions and obtain antitrust and other regulatory approvals on acceptable terms. There can be no assurance that we will be able to:

- continue to acquire additional facilities on favorable terms;

- expand existing facilities in no-growth regulatory environments;

- obtain or retain buyers, sellers, and sales volumes in new markets or facilities;

- increase revenues and profitability at acquired and new facilities;

- maintain the historical revenue and earnings growth rates we have been able to obtain through facility openings and strategic acquisitions;

- create new vehicle storage facilities that meet our current revenue and profitability requirements; or

- obtain necessary regulatory approvals under applicable antitrust and competition laws.

Acquisitions typically will increase our sales and profitability, although given the typical size of our acquisitions to date, most acquisitions will not individually have a material impact on our consolidated results of operations and financial position. We may not always be able to introduce our processes and selling platform to acquired companies due to different operating models in international jurisdictions or other facts. As a result, the associated benefits of acquisitions may be delayed for years. During this period, the acquisitions may operate at a loss and certain acquisitions, while profitable, may operate at a margin percentage that is below our overall operating margin percentage and, accordingly, have an adverse impact on our consolidated results of operations and financial position. Hence, the conversion periods vary from weeks to years and cannot be predicted.

In addition, certain of the acquisition agreements under which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements. Any failure to continue to successfully identify and complete acquisitions and develop new facilities could have a material adverse effect on our consolidated results of operations and financial position.

**As we continue to expand our operations, our failure to manage growth could harm our business and adversely affect our consolidated results of operations and financial position.**

Our ability to manage growth depends not only on our ability to successfully integrate new facilities, but also on our ability to:

- hire, train and manage additional qualified personnel;

- establish new relationships or expand existing relationships with vehicle sellers;

- identify and acquire or lease suitable premises on competitive terms;

- secure adequate capital;

- identify productive uses for available capital reserves; and

- maintain the supply of vehicles from vehicle sellers.

Our inability to control or manage these growth factors effectively could have a material adverse effect on our consolidated results of operations and financial position.

**If we experience problems with our subhaulers and trucking fleet operations, our business could be harmed.**

We rely primarily upon independent subhaulers to pick up and deliver vehicles to and from our storage facilities in the U.S., Canada, Brazil, the Republic of Ireland, Germany, Finland, the U.A.E., Oman, Bahrain, and Spain. We also utilize, to a lesser extent, independent subhaulers in the U.K. Our failure to pick up and deliver vehicles in a timely and accurate manner could harm our reputation and brand, which could have a material adverse effect on our business. Further, an increase in fuel cost may lead to increased prices charged by our independent subhaulers, which may significantly increase our cost. We may not be able to pass these costs on to our sellers or buyers.

In addition to using independent subhaulers, in the U.S., the U.K. and Germany we utilize a fleet of company trucks to pick up and deliver vehicles to and from our storage facilities in those geographies. In connection therewith, we are subject to the risks associated with providing trucking services, including but not limited to inclement weather, disruptions in transportation infrastructure, accidents and related injury claims, availability and price of fuel, any of which could result in an increase in our operating expenses and reduction in our net income.

**New member programs could impact our operating results.**

We have initiated and intend to continue to initiate programs to open our auctions to the general public. These programs include the Registered Broker program through which the public can purchase vehicles through a registered member, and Copart Lounge programs through which registered members can open Copart storefronts in foreign markets with internet kiosks enabling the general public to search our inventory and purchase vehicles. Initiating programs that allow access to our online auctions to the general public will involve material expenditures and we cannot predict what future benefit, if any, will be derived. These programs could also create additional risks including heightened regulation and litigation risk related to vehicle sales to the general public, and heightened branding, reputational, and intellectual property risk associated with allowing Copart registered members to establish Copart-branded storefronts in foreign jurisdictions.

**Factors such as mild weather conditions can have an adverse effect on our revenues and operating results, as well as our revenue and earnings growth rates, by reducing the available supply of salvage vehicles. Conversely, extreme weather conditions can result in an oversupply of salvage vehicles that requires us to incur abnormal expenses to respond to market demands.**

Mild weather conditions tend to result in a decrease in the available supply of salvage vehicles because traffic accidents decrease and fewer automobiles are damaged. Accordingly, mild weather can have an adverse effect on our salvage vehicle supply, which would be expected to have an adverse effect on our revenue and operating results and related growth rates. Conversely, our salvage vehicle supply will tend to increase in poor weather such as a harsh winter or as a result of adverse weather-related conditions such as flooding. During periods of mild weather conditions, our ability to increase our revenues and improve our operating results and related growth will be increasingly dependent on our ability to obtain additional vehicle sellers and to compete more effectively in the market, each of which is subject to the other risks and uncertainties described in these sections. In addition, extreme weather conditions, although they increase the available supply of salvage cars, can have an adverse effect on our operating results. For example, during fiscal 2023, we recognized substantial additional costs associated with Hurricane Ian. Weather events have had, in certain quarters, an adverse effect on our operating results, in part because of yard capacity constraints in the impacted areas of the U.S.

**If we lose key management or are unable to attract and retain the talent required for our business, we may not be able to successfully manage our business or achieve our objectives.**

Our future success depends in large part upon the leadership and performance of our executive management team, all of whom are employed on an at-will basis and none of whom are subject to any agreements not to compete. If we lose the service of one or more of our senior executives or key employees, or if one or more of the senior executives or key employees decide to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives.

More generally, our future success also depends on our ability to attract and retain a talented workforce. The labor market is highly competitive, and our business could be adversely affected if we are unable to attract and retain talented personnel in our organization at appropriate staffing levels. In addition, because our core technology platform is internally developed, we face heightened risks relating to workforce recruitment and retention of key personnel with subject matter expertise relating to our technology platform.

**The vehicle sales industry is highly competitive and we may not be able to compete successfully.**

We face significant competition for the supply of salvage and other vehicles and for the buyers of those vehicles. We believe our principal competitors include other auction and vehicle remarketing service companies with whom we compete directly in obtaining vehicles from insurance companies and other sellers, and large vehicle dismantlers, who may buy salvage vehicles directly from insurance companies, bypassing the salvage sales process. Many of the insurance companies have established relationships with competitive remarketing companies and large dismantlers. Certain of our competitors may currently or in the future have greater financial resources than we do. Due to the limited number of vehicle sellers, particularly in the U.K., and other foreign markets, the absence of long-term contractual commitments between us and our sellers and the increasingly competitive market environment, there can be no assurance that our competitors will not gain market share at our expense.

We may also encounter significant competition for local, regional, and national supply agreements with vehicle sellers. There can be no assurance that the existence of other local, regional, or national contracts entered into by our competitors will not have a material adverse effect on our business or our expansion plans. Furthermore, we are likely to face competition from major competitors in the acquisition of vehicle storage facilities, which could significantly increase the cost of such acquisitions and thereby materially impede our expansion objectives or have a material adverse effect on our consolidated results of operations. These potential new competitors may include consolidators of automobile dismantling businesses, organized salvage vehicle buying groups, automobile manufacturers, automobile auctioneers and software companies. While most vehicle sellers have abandoned or reduced efforts to sell salvage vehicles directly without the use of service providers such as us, there can be no assurance that this trend will continue, which could adversely affect our market share, consolidated results of operations and financial position. Additionally, existing or new competitors may be significantly larger and have greater financial and marketing resources than us; therefore, there can be no assurance that we will be able to compete successfully in the future.

**Risks Related to Regulatory Compliance and Legal Matters**

**Our business activities and public policy interests expose us to political, regulatory, economic, and reputational risks.**

Our business activities, facilities expansions, and civic and public policy interests may be unpopular in certain communities, exposing us to reputational and political risk. For example, public opposition in some communities to different aspects of our business operations has impacted our ability to obtain required business use permits. Additionally, our interests in legislative and regulatory processes at different levels of government in the geographies in which we operate have been opposed by competitors and other interest groups. Although we believe we generally enjoy positive community relationships and political support in our range of operations, shifting public opinion sentiments and sociopolitical dynamics could have an adverse effect on our business and reputation.

**Our operations and acquisitions in the U.S. and certain foreign areas expose us to political, regulatory, economic, and reputational risks.**

Although we have implemented policies, procedures, and training designed to ensure compliance with anti-bribery laws, trade controls and economic sanctions, and similar regulations, our employees or agents may take actions in violation of our policies. We may incur costs or other penalties in the event that any such violations occur, which could have an adverse effect on our business and reputation.

In some cases, the enforcement practices of governmental regulators in certain foreign areas and the procedural and substantive rights and remedies available to us may vary significantly from those in the United States, which could have an adverse effect on our business.

Although we face risks associated with international expansion in each of the non-U.S. markets where we operate, our current focus on the German market heightens the risks we face relating to our expansion plans in Germany.

In addition, some of our recent acquisitions have required us to integrate non-U.S. companies which had not previously been subject to U.S. law. In many countries outside of the United States, particularly in those with developing economies, it may be common for persons to engage in business practices prohibited by laws and regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, Brazil Clean Companies Act, India's Prevention of Corruption Act, 1988 or similar local anti-bribery laws. These laws generally prohibit companies and their employees or agents from making improper payments for the purpose of obtaining or retaining business. Failure by us and our subsidiaries to comply with these laws could subject us to civil and criminal penalties that could have a material adverse effect on our consolidated operating results and financial position.

**We face risks associated with transacting on a principal rather than agent basis, which may have an adverse impact on our gross margin percentages and expose us to inventory risks.**

Certain of the vehicles that we remarket in the U.S. and foreign markets may be transacted either wholly or partially on the principal model, in which the vehicle is purchased and then resold for our own account, rather than the agency model, in which we generally act as a sales agent for the legal owner of vehicles. Further, operating on a principal basis exposes us to inventory risks, including losses from theft, damage, and obsolescence. In addition, our business in the U.S., Canada, and the U.K. has been established and grown based largely on our ability to build relationships with insurance carriers. In other markets, including Germany, insurers have traditionally been less involved in the disposition of vehicles. As we expand into markets outside the U.S., Canada, and the U.K., including Germany in particular, we cannot predict whether markets will readily adapt to our strategy of online auctions of automobiles sourced principally through vehicle insurers. Any failure of new markets to adopt our business model could adversely affect our consolidated results of operations and financial position.

**Our business is subject to a variety of domestic and international laws and other obligations regarding privacy and data protection.**

We are subject to federal, state and international laws, directives, and regulations relating to the collection, use, retention, disclosure, security, and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation ("GDPR"), which went into effect in the European Union on May 25, 2018, applies to all of our activities conducted from an establishment in the European Union and may also apply to related products and services that we offer to European Union users. Similarly, the California Consumer Privacy Act, or AB375 as amended ("CCPA"), the Brazilian General Data Protection Law ("LGPD"), and similar recently enacted laws create new data privacy rights for individuals. Complying with the GDPR, the CCPA, the LGPD, and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, legal proceedings by governmental entities or others, and significant legal and financial exposure and could affect our ability to retain and attract customers. Any of the risks described above could adversely affect our consolidated results of operations and financial position.

**Regulation of the vehicle sales industry may impair our operations, increase our costs of doing business, and create potential liability.**

Participants in the vehicle sales industry are subject to, and may be required to expend funds to ensure compliance with a variety of laws, regulations, and ordinances. These include, without limitation, land use ordinances, business and occupational licensure requirements and procedures, vehicle titling, sales, and registration rules and procedures, and laws and regulations relating to the environment, anti-money laundering, anti-corruption, exporting, and reporting and notification requirements to agencies and law enforcement relating to vehicle transfers. Many of these laws and regulations are frequently complex and subject to interpretation, and failure to comply with present or future regulations or changes in interpretations of existing laws or regulations may result in impairment or suspension of our operations and the imposition of penalties and other liabilities. At various times, we may be involved in disputes with local governmental officials regarding the development and/or operation of our business facilities. We may be subject to similar types of regulations by governmental agencies in new markets. In addition, new legal or regulatory requirements or changes in existing requirements may delay or increase the cost of opening new facilities, may limit our base of vehicle buyers, may decrease demand for our vehicles, and may adversely impact our ability to conduct business. As described under *Note 15 — Commitments and Contingencies,* the U.S. Department of Justice, Consumer Protection Branch is conducting an ongoing investigation into potential violations by the Company of certain money laundering laws related to its practices and procedures for preventing and detecting money-laundering activity by its auction platform members. The Company is cooperating with the DOJ's investigation. The Company may receive additional regulatory or governmental inquiries related to the matters that are the subject of the DOJ's investigation. Any such inquiries or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business, financial condition or results of operation. These or other governmental investigations, inquiries, or lawsuits could lead to our incurring liability for damages or other costs, a criminal or civil proceeding, the imposition of fines and penalties, and/or other remedies, and reputational harm to our business, which can impact our ability to attract and retain customers and qualified personnel, as well as restrictions on or added costs for our business operations going forward.

**Changes in laws or the interpretation of laws, including foreign laws and regulations, affecting the import and export of vehicles may have an adverse effect on our business and financial condition.**

Our internet-based auction-style model has allowed us to offer our products and services to international markets and has increased our international buyer base. As a result, foreign importers of vehicles now represent a significant part of our total buyer base. As a result, our foreign buyers may be subject to a variety of foreign laws and regulations, including the imposition of import duties by foreign countries. Changes in laws, regulations, and treaties that restrict or impede or negatively affect the economics surrounding the importation of vehicles into foreign countries may reduce the demand for vehicles and impact our ability to maintain or increase our international buyer base. In addition, we and our vehicle buyers must work with foreign customs agencies and other non-U.S. governmental officials, who are responsible for the interpretation, application, and enforcement of these laws, regulations, and treaties. Any inability to obtain requisite approvals or agreements from such authorities could adversely impact the ability of our buyers to import vehicles into foreign countries. In addition, any disputes or disagreements with foreign agencies or officials over import duties, tariffs, or similar matters, including disagreements over the value assigned to imported vehicles, could adversely affect our costs and the ability and costs of our buyers to import vehicles into foreign countries. For example, in March 2008, a decree issued by the president of Mexico became effective that placed restrictions on the types of vehicles that can be imported into Mexico from the U.S. The adoption of similar laws or regulations in other jurisdictions that have the effect of reducing or curtailing our activities abroad, changes in the interpretation, application, and enforcement of laws, regulations, or treaties, any failure to comply with non-U.S. laws or regulatory interpretations, or any legal or regulatory interpretations or governmental actions that significantly increase our costs or the costs of our buyers could have a material adverse effect on our consolidated results of operations and financial position by reducing the demand for our products and services and our ability to compete in non-U.S. markets.

**The operation of our storage facilities poses certain environmental risks, which could adversely affect our consolidated results of operations, financial position, or cash flows.**

Our operations are subject to international, federal, provincial, state and local laws and regulations regarding the protection of the environment in the countries in which we have storage facilities. In some cases, we may acquire land with existing environmental issues, including landfills as an example. In the salvage vehicle remarketing industry, large numbers of wrecked vehicles are stored at storage facilities, requiring us to actively monitor and manage potential environmental impacts. In the U.K., we provide vehicle de-pollution and crushing services for end-of-life vehicles. We could incur substantial expenditures for preventative, investigative, or remedial action and could be exposed to liability arising from our operations, contamination by previous users of certain of our acquired facilities or facilities which we may acquire in the future, or the disposal of our waste at off-site locations. In addition to conducting environmental diligence on new site acquisitions, we also take such appropriate actions as may be necessary to avoid liability for activities of prior owners, and we have from time to time acquired insurance with respect to acquired facilities with known environmental risks. There can be no assurances, however, that these efforts to mitigate environmental risk will prove sufficient if we were to face material liabilities. We have incurred expenses for environmental remediation in the past, and environmental laws and regulations could become more stringent over time. There can be no assurance that we or our operations will not be subject to significant costs in the future or that environmental enforcement agencies at the state and federal level will not pursue enforcement actions against us. In addition to acquiring insurance in connection with certain acquisitions, we have also obtained indemnification for pre-existing environmental liabilities from many of the persons and entities from whom we have acquired facilities, but there can be no assurance that such indemnifications will be available or sufficient. In addition, increased focus by the U.S. and other governmental authorities on climate change and other environmental matters may lead to enhanced regulation in these areas, which could also result in increased compliance costs and subject us to additional potential liabilities. The extent of these costs and risks is difficult to predict and will depend in large part on the extent of new regulations and the ways in which those regulations are enforced. Any such expenditures or liabilities could have a material adverse effect on our consolidated results of operations, financial position, or cash flows.

**Changes in federal, state and local, or foreign tax laws, changing interpretations of existing tax laws, or adverse determinations by tax authorities could increase our tax burden or otherwise adversely affect our results of operations, and financial condition.**

We are subject to taxation at the federal, state, provincial, and local levels in the U.S., the U.K., and various other countries and jurisdictions in which we operate, including income taxes, sales taxes, value-added ("VAT") taxes, and similar taxes and assessments. The laws and regulations related to tax matters are extremely complex and subject to varying interpretations. Although we believe our tax positions are reasonable, we are subject to audit by the Internal Revenue Service, in the United States, HM Revenue and Customs in the United Kingdom, state tax authorities in the states in which we operate, and other similar tax authorities in international jurisdictions. We have been subject to audits and challenges from applicable federal, state, or foreign tax authorities in the past, and may be subject to similar audits and challenges in the future. While we believe we comply with all applicable tax laws, rules, and regulations in the relevant jurisdictions, tax authorities may elect to audit us and determine that we owe additional taxes, which could result in a significant increase in our liabilities for taxes, interest, and penalties in excess of our accrued liabilities.

New tax legislative initiatives may be proposed from time to time, such as proposals for comprehensive tax reform in the United States, which may impact our effective tax rate and which could adversely affect our tax positions or tax liabilities. Our future effective tax rate could be adversely affected by, among other things, changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in interpretations of existing tax laws, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, U.S. federal, state and local, and foreign governments make substantive changes to tax rules and their application, which could result in materially higher taxes than would be incurred under existing tax law and which could adversely affect our financial condition or results of operations.

## Risks Related to Our Intellectual Property and Technology

**Disruptions to our information technology systems, including failure to prevent outages, maintain security, and prevent unauthorized access to our information technology systems and other confidential information, could disrupt our business and materially and adversely affect our reputation, consolidated results of operations, and financial condition.**

Information availability and security risks for online commerce companies have significantly increased in recent years because of, in addition to other factors, the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, and other external parties. These threats may derive from fraud or malice on the part of third parties or current or former employees. In addition, human error or accidental technological failure could make us vulnerable to information technology system disruptions and/or cyber-attacks, including the introduction of malicious computer viruses or code into our system, phishing attacks, ransomware attacks, or other cyber security incidents. For example, in March 2023, one of our immaterial subsidiaries suffered a ransomware attack. Although the impacted subsidiary successfully maintained its operations during this event and the attack did not affect the rest of our business, future cyber-attacks could result in material adverse impacts to our business and our consolidated results of operations.

Our operations rely on the secure processing, transmission, and storage of confidential, proprietary and other information in our computer systems and networks. Our customers and other parties in the payments value chain rely on our digital technologies, computer and email systems, software, and networks to conduct their operations. In addition, to access our products and services, our customers increasingly use personal smartphones, tablet PCs, and other mobile devices that may be beyond our control.

Information technology system disruptions, cyber-attacks, ransomware attacks, or other cyber security incidents could materially and adversely affect our reputation, operating results, or financial condition by, among other things, making our auction platform inoperable for a period of time, damaging our reputation with buyers, sellers, and insurance companies as a result of the unauthorized disclosure of confidential information (including account data information), or resulting in governmental investigations, litigation, liability, fines, or penalties against us. If such attacks are not detected immediately, their effect could be compounded.While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of these cyber risks, an insurer may deny or exclude from coverage certain types of claims or our insurance coverage may be insufficient to cover all losses and would not remedy damage to our reputation.

We regularly evaluate and implement new technologies and processes to manage risks relating to cyber-attacks and system and network disruptions, including but not limited to usage errors by our employees, power outages, and catastrophic events such as fires, tornadoes, floods, hurricanes, and earthquakes. We have also enhanced our security protocols based on the investigation we conducted and in response to our prior attacks and service interruptions. Nevertheless, we cannot provide assurances that our efforts to address cyber security incidents and mitigate against the risk of future cyber security incidents or system disruptions will be successful. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and are often not recognized immediately. We may be unable to anticipate these techniques or implement adequate preventative measures and believe that cyber-attacks and threats against us have occurred in the past and are likely to continue in the future. If our systems are compromised, become inoperable for extended periods of time, or cease to function properly, we may have to make a significant investment to fix or replace them, and our ability to provide many of our electronic and online solutions to our customers may be impaired. In the event of another ransomware attack, we could suffer significant financial and reputational harm, regardless of whether we choose to pay the ransom amount. In addition, as cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially and adversely affect our consolidated results of operations and financial position.

**Our internet-based sales model has increased the relative importance of intellectual property assets to our business, and any inability to protect those rights could have a material adverse effect on our business, results of operations, or financial position.**

Our intellectual property rights include patents relating to our auction technologies, as well as trademarks, trade secrets, copyrights, and other intellectual property rights. In addition, we may enter into agreements with third parties regarding the license or other use of our intellectual property. Effective intellectual property protection may not be available in every country in which our products and services are distributed, deployed, or made available. We seek to maintain certain intellectual property rights as trade secrets. The secrecy could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from those trade secrets. Any significant impairment of our intellectual property rights, or any inability to protect our intellectual property rights, could have a material adverse effect on our consolidated results of operations and financial position.

We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

**We have in the past been and may in the future be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages, and could limit our ability to use certain technologies in the future.**

Litigation based on allegations of infringement or other violations of intellectual property rights are common among companies who rely heavily on intellectual property rights. Our reliance on intellectual property rights has increased significantly in recent years as we have implemented our auction-style sales technologies across our business and ceased conducting live auctions. Recent U.S. Supreme Court precedent potentially restricts patentability of software inventions by affirming that patent claims merely requiring application of an abstract idea on standard computers utilizing generic computer functions are patent ineligible, which may impact our ability to enforce our issued patent and obtain new patents. As we face increasing competition, the possibility of intellectual property rights claims against us increases. Litigation and any other intellectual property claims, whether with or without merit, can be time-consuming, expensive to litigate and settle, and can divert management resources and attention from our core business. An adverse determination in current or future litigation could prevent us from offering our products and services in the manner currently conducted. We may also have to pay damages or seek a license for the technology, which may not be available on reasonable terms and which may significantly increase our operating expenses, if it is available for us to license at all. We could also be required to develop alternative non-infringing technology, which could require significant effort and expense.

**We have developed a proprietary enterprise operating system, and we may experience difficulties operating our business as we continue to design and develop this system.**

We have developed a proprietary enterprise operating system to address our international expansion needs. The ongoing design, development, and implementation of our enterprise operating systems carries certain risks, including the risk of significant design or deployment errors causing disruptions, delays or deficiencies, which may make our website and services unavailable. This type of interruption could prevent us from processing vehicles for our sellers and may prevent us from selling vehicles through our internet bidding platform, VB3, which would adversely affect our consolidated results of operations and financial position. In addition, the transition to our internally developed proprietary system will continue to require us to commit substantial financial, operational and technical resources before the volume of business increases, without assurance that the volume of business will increase. We began using our internally developed proprietary system with our expansion into Spain in fiscal 2016 and Germany in fiscal 2017.

We may also implement additional or enhanced information systems in the future to accommodate our growth and to provide additional capabilities and functionality. The implementation of new systems and enhancements is frequently disruptive to the underlying business of an enterprise and can be time-consuming and expensive, increase management responsibilities and divert management attention. Any disruptions relating to our system enhancements or any problems with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could materially and adversely affect our business. Even if we do not encounter these material and adverse effects, the implementation of these enhancements may be much more costly than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations, and cash flows could be negatively impacted.

Our success depends on maintaining the integrity of our systems and infrastructure. As our operations continue to grow in both size and scope, domestically and internationally, we must continue to provide reliable, real-time access to our systems by our customers through improving and upgrading our systems and infrastructure for enhanced products, services, features and functionality. Any failure to maintain the integrity of our systems and infrastructure may result in loss of customers due, among other things, to slow delivery times, unreliable service levels, or insufficient capacity, any of which could have a material adverse effect on our business, consolidated results of operations, and financial position.

**Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services.**

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and software. The internet and the online commerce industry are rapidly changing. In particular, the online commerce industry is characterized by increasingly complex systems and infrastructures. If competitors introduce new services embodying new technologies or if new industry standards and practices emerge [such as the increased use of artificial intelligence, machine learning and generative artificial intelligence], our existing websites and proprietary technology and systems may become obsolete. Our future success will depend on our ability to:

- enhance our existing services;

- develop, access, acquire, and license new services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers; and

- respond to technological advances and emerging industry standards and practices in a cost-effective and timely basis.

Developing our websites and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our websites, transaction-processing systems, and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new services, products, and enhancements, our customers and suppliers may forego the use of our services and use those of our competitors.

We continue to evaluate emerging technologies like artificial intelligence, machine learning, and generative artificial intelligence for incorporation into our business to augment our products and services. Such technologies present unique business opportunities along with ever-changing legal and regulatory risks. Both state and federal regulations relating to these emerging technologies are quickly and constantly evolving and may require significant resources to modify and maintain business practices to comply with laws, the nature of which cannot be determined at this time. Our failure to accurately identify and address our responsibilities and liabilities in this new environment could negatively affect any solutions we develop incorporating such technology and could subject us to reputational harm, regulatory action, or litigation, which may harm our financial condition and operating results. These same risks apply to our third-party service providers who are implementing these tools into the products or services they provide to us. Any failures to manage and mitigate these risks by these third-party service providers may negatively affect the products and services we provide our clients.

**Risks Related to Ownership of Our Common Stock**

**Our annual and quarterly performance may fluctuate, causing the price of our stock to decline.**

Our revenues and operating results have fluctuated in the past and can be expected to continue to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are beyond our control. Factors that may affect our operating results include, but are not limited to, the following:

- fluctuations in the market value of salvage and used vehicles;

- fluctuations in commodity prices, particularly the per ton price of crushed car bodies;

- the impact of foreign exchange gain and loss as a result of international operations;

- our ability to successfully integrate our newly acquired operations in international markets and any additional markets we may enter;

- the availability of salvage vehicles or other vehicles we sell including the supply of used and salvage vehicles in relation to the supply of new vehicle alternatives;

- variations in vehicle accident rates;

- variations in total loss frequency rates;

- supply chain disruptions;

- member participation in the internet bidding process;

- delays or changes in state title processing;

- changes in international, state or federal laws, regulations, or treaties affecting the vehicles we sell;

- changes in the application, interpretation, and enforcement of existing laws, regulations or treaties;

- trade disputes and other political, diplomatic, legal, or regulatory developments;

- inconsistent application or enforcement of laws or regulations by regulators, governmental or quasi-governmental entities, or law enforcement or quasi-law enforcement agencies, as compared to our competitors;

- changes in laws affecting who may purchase the vehicles we sell;

- the timing and size of our new facility openings;

- the announcement of new vehicle supply agreements by us or our competitors;

- the severity of weather and seasonality of weather patterns;

- the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations, and infrastructure;

- the availability and cost of general business insurance;

- labor costs and collective bargaining;

- changes in the current levels of out of state and foreign demand for salvage vehicles;

- the introduction of a similar internet product by a competitor;

- the ability to obtain or maintain necessary permits to operate;

- goodwill impairment;

- crimes committed against us, including theft, forgery, and counterfeit payments;

- military conflicts, including the Russian invasion of Ukraine and recent events in the Middle East;

- bank failures;

- natural and man-made disasters;

- public health issues, such as COVID-19 and other pandemics;

- monetary policy and potential inflation impacts, including any adverse effects of inflation on our cash reserves; and

- political issues.

Due to the foregoing factors, our operating results in one or more future periods can be expected to fluctuate. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. In the event such fluctuations result in our financial performance being below the expectations of public market analysts and investors, the price of our common stock could decline substantially.

**Our executive officers, directors, and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.**

Our executive officers, directors and their affiliates beneficially own, in the aggregate, more than 10% of our issued and outstanding common stock as of July 31, 2024. If they were to act together, these stockholders would have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our amended and restated certificate of incorporation and certain significant corporate transactions, including potential merger or acquisition transactions. In addition, without the consent of these stockholders, we could be delayed or prevented from entering into transactions that could be beneficial to us or our other investors. These stockholders may take these actions even if they are opposed by our other investors.

**We have certain provisions in our amended and restated certificate of incorporation and bylaws which may have an anti-takeover effect or that may delay, defer or prevent acquisition bids for us that a stockholder might consider favorable and limit attempts by our stockholders to replace or remove our current management.**

Our Board of Directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 5,000,000 shares of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock. In addition, our bylaws establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions the stockholders desire.

**Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.**

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any action or proceeding asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware.

This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, for which the U.S. federal courts have exclusive jurisdiction, or the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the exclusive forum provision may (i) increase the costs for a stockholder, and/or (ii) limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees, stockholders, or others which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

**General Risk Factors**

**Cash investments are subject to risks.**

We may invest our excess cash in securities or money market funds backed by securities, which may include U.S. treasuries, other federal, state and municipal debt, bonds, preferred stock, commercial paper, insurance contracts and other securities both privately and publicly traded. All securities are subject to risk, including fluctuations in interest rates, credit risk, market risk, and systemic economic risk. Changes or movements in any of these investment-related risk items may result in a loss or impairment to our invested cash and may have a material effect on our consolidated results of operations and financial position.

**We are partially self-insured for certain losses and if our estimates of the cost of future claims differ from actual trends, our results of operations could be harmed.**

We are partially self-insured for certain losses related to our different lines of insurance coverage including, without limitation, medical insurance, general liability, workers' compensation, and auto liability. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. Further, we utilize independent actuaries to assist us in establishing the proper amount of reserves for anticipated payouts associated with these self-insured exposures. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our results of operations could be impacted.

**Macroeconomic factors such as fluctuations in fuel prices, commodities as well as used car prices, and vehicle-related technological advances may have an adverse effect on our revenues and operating results, as well as our earnings growth rates.**

Macroeconomic factors that affect oil prices and the automobile and commodity markets can have adverse effects on our revenues, revenue growth rates, and operating results. Significant increases in the cost of fuel or heightened level of inflation could lead to a reduction in miles driven per car and a reduction in accident rates. A material reduction in accident rates, whether due to, among other things, a reduction in miles driven per car, vehicle-related technological advances such as accident avoidance systems and, to the extent widely adopted, the advent of autonomous vehicles, could have a material impact on revenue growth. Similarly, a reduction in total loss frequency rates, due to among other things, sharp increases in used car prices that make it less economical for insurance company sellers to declare a vehicle involved in an accident a total loss, could also have a material impact on revenue growth. In addition, under our PIP contracts, the cost of transporting the vehicle to one of our facilities is included in the PIP fee. We may incur increased fees, which we may not be able to pass on to our vehicle sellers. A material increase in transportation rates could have a material impact on our operating results. Volatility in fuel, commodity, and used car prices could have a material adverse effect on our revenues and revenue growth rates in future periods.

**Adverse U.S. and international economic conditions may negatively affect our business, operating results, and financial condition.**

The capital and credit markets have historically experienced extreme volatility and disruption, which has in the past and may in the future lead to economic downturns in the U.S. and abroad. As a result of any economic downturn, economic uncertainty or rising inflation, the number of miles driven may decrease, which may lead to fewer accident claims, a reduction of vehicle repairs, and fewer salvage vehicles. Increases in unemployment, as a result of any economic downturn, may lead to an increase in the number of uninsured motorists. Uninsured motorists are responsible for disposition of their vehicle if involved in an accident. Disposition generally is either the repair or disposal of the vehicle. In the situation where the owner of the wrecked vehicle, and not an insurance company, is responsible for its disposition, we believe it is more likely that vehicle will be repaired or, if disposed, disposed through channels other than us. Adverse credit markets may also affect the ability of members to secure financing to purchase salvaged vehicles which may adversely affect demand. In addition, if the banking system or the financial markets deteriorate or are volatile, our credit facility or our ability to obtain additional debt or equity financing may be affected. These adverse economic conditions and events may have a negative effect on our business, consolidated results of operations, and financial position.

**Fluctuations in foreign currency exchange rates could result in declines in our reported revenues and earnings.**

Our reported revenues and earnings are subject to fluctuations in currency exchange rates. We do not engage in foreign currency hedging arrangements; consequently, foreign currency fluctuations may adversely affect our revenues and earnings. Should we choose to engage in hedging activities in the future we cannot be assured our hedges will be effective or that the costs of the hedges will not exceed their benefits. Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, primarily the Pounds Sterling, Canadian dollar, Brazilian real, European Union euro, U.A.E. dirham, Omani rial, and Bahraini dinar could adversely affect our consolidated results of operations and financial position.

**Item 1B.**       *Unresolved Staff Comments*

None.

**Item 1C.**       *Cybersecurity*

**Risk Management and Strategy**

We work proactively to identify, evaluate, and manage cybersecurity threats to our business. These threats include disruption and denial of critical systems and infrastructure, intellectual property theft, fraud, extortion, harm to customers and employees, legal and litigation risks, reputational risks, and the breach of confidential business data, which could include personally identifiable information. We employ both holistic and focused processes for identifying, assessing, managing, and disclosing material cybersecurity risks to our business. Our holistic review is part of our general risk management process, and involves our executive leadership team, team members from our finance, legal, tech, and operations teams, and external legal, financial, and risk advisors who are subject matter experts in identifying, assessing, mitigating and reporting material risks. Our focused review involves internal assessment by our cybersecurity team, as well as external review by a cybersecurity consulting services firm, to evaluate our cybersecurity program and our capacity to defend against and respond to potential cybersecurity threats.

Through strategic investments over several years, we have established and enhanced a comprehensive cybersecurity program consisting of security toolsets, people, policies, and contracted third-party service providers that provide technical, organizational, and administrative safeguards to protect against and timely respond to cybersecurity threats and incidents. Our cybersecurity strategy is based foremost on defense in depth, and secondarily on resilience. Defense in depth is a strategy of layered security, in which we employ a variety of overlapping controls, tools, and processes to defend against threat actors. Resilience is a strategy focused on business continuity and disaster recovery, with the goal of rapidly restoring, rebuilding, and recovering from any adverse cyber impacts to our business. These controls, tools and processes include technologies designed to detect and defend against unauthorized access to our systems and infrastructure, relevant corporate policies, periodic cybersecurity and privacy training programs, and incident response protocols for preventing, detecting, responding to and recovering from cybersecurity incidents. We use the National Institute for Standards in Technology (NIST) security framework to evaluate our cybersecurity controls, which we work to continuously enhance.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations, under the heading "Disruptions to our information technology systems, including failure to prevent outages, maintain security, and prevent unauthorized access to our information technology systems and other confidential information, could disrupt our business and materially and adversely affect our reputation, consolidated results of operations, and financial condition" included as part of our risk factor disclosures included in Item 1A of this report, which disclosures are incorporated by reference herein.

### Governance

Our Board of Directors has delegated oversight of our cybersecurity program to our Audit Committee, and this oversight responsibility is reflected in our Audit Committee charter. Our Audit Committee receives quarterly updates from our chief information security officer on the status of these programs. Our Audit Committee also receives a detailed presentation from our chief information security officer on our cybersecurity program annually, which includes the results of an external third-party assessment.  Our Audit Committee is comprised solely of independent directors, with one member who is a subject matter expert in technology and cybersecurity.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats, and has appointed a chief information security officer to lead our global cybersecurity organization for this purpose. Our executive management team and key members of our broader finance, legal, tech and operations organizations receive detailed monthly briefings from our chief information security officer on the status of our cybersecurity program and our readiness to prevent, detect, mitigate and recover from cybersecurity incidents.

Our chief information security officers leads our incident response team for addressing and recovering from identified cybersecurity incidents. Our incident response team includes key members of our tech, legal and executive management teams to manage our response efforts, which includes timely compliance with applicable contractual and regulatory notification obligations.

### Item 2. *Properties*

Our corporate headquarters is located in Dallas, Texas. In the U.S., we own or lease facilities in every state. In Canada, we own or lease facilities in the provinces of Ontario, Quebec, Alberta, Nova Scotia, British Columbia, Newfoundland, and New Brunswick. In the U.K., we own or lease twenty-two operating facilities. In Brazil, we own or lease fourteen operating facilities. In the Republic of Ireland, we own one operating facility. In the U.A.E., Oman, and Bahrain, we lease one operating facility in each country. In Finland, we own or lease four operating facilities. In Germany, we own or lease eleven operating facilities. In Spain, we own one operating facility and lease four additional storage locations. Purple Wave leases one location in Manhattan Kansas. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any expansion of operations and additional offices on commercially acceptable terms.

### Item 3. *Legal Proceedings*

For a discussion of Legal Proceedings that affect us, refer to the Notes to Consolidated Financial Statements, *Note 15 — Commitments and Contingencies* included in elsewhere in this report.

### Item 4. *Mine Safety Disclosure*

Not applicable.

**PART II**

**Item 5.**     *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

**Market Information**

As of July 31, 2024, there were 962,967,011 shares of our common stock issued and outstanding. Our common stock has been quoted on the NASDAQ Global Select Market under the symbol "CPRT" since March 17, 1994. As of September 26, 2024, we had 765 holders of record of our common stock. On July 31, 2024, the last reported sale price of our common stock on the NASDAQ Global Select Market was $52.33 per share.

**Repurchases of Our Common Stock**

On September 22, 2011, our Board of Directors approved a 320 million share increase in our stock repurchase program, bringing the total current authorization to 784 million shares. The repurchases may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the stock repurchase program. Subject to applicable securities laws, such repurchases will be made at such times and in such amounts as we deem appropriate and may be discontinued at any time. For fiscal years 2024, 2023, and 2022, we did not repurchase any shares of our common stock under the program. As of July 31, 2024, the total number of shares repurchased under the program was 458,196,792, and subject to applicable limitations under Delaware law, 325,803,208 shares were available for repurchase under our program.

In fiscal 2024, certain employees held stock option awards that could be exercised through a cashless exercise. For the years ended July 31, 2024, 2023 and 2022, no employee exercised stock options through a cashless exercise. If exercised a portion of the options exercised will net settled in satisfaction of the exercise price and employees' statutory withholding requirements. Any shares withheld for taxes are treated as a repurchase of shares for accounting purposes, but do not count against our stock repurchase program.

**Dividend Policies**

We have not paid a cash dividend since becoming a public company in 1994. We currently intend to retain any earnings for use in our business. The Second Amended and Restated Credit Agreement (as defined below) to which we are a party contains customary affirmative and negative covenants, including covenants that limit or restrict us and our subsidiaries' ability to, among other things, pay dividends, subject to certain exceptions. For further detail see Notes to Consolidated Financial Statements, *Note 9 – Long-Term Debt* and *Note 12 — Stockholders' Equity* and under the subheadings "*Credit Agreement*" and "*Note Purchase Agreement*" in the Liquidity and Capital Resources sections of this Annual Report on Form 10-K.

**Issuances of Unregistered Securities**

Except for the issuance of 2.5 million restricted shares of our common stock in connection with the acquisition of a controlling ownership interest in Purple Wave Inc. during the current year, there were no issuances of unregistered securities in the year ended July 31, 2024.

**Performance Graph**

*Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "Soliciting Material" under the Exchange Act, or subject to Regulation 14A or 14C, or to liabilities of Section 18 of the Exchange Act except to the extent we specifically request that such information be treated as soliciting material or to the extent we specifically incorporate this information by reference.*

The following is a line graph comparing the cumulative total return to stockholders of our common stock at July 31, 2024 since July 31, 2019, to the cumulative total return over such period of (i) the NASDAQ Composite Index, (ii) the NASDAQ Industrial Index, and (iii) the S&P 500 Index.



**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN\***
**Among Copart, Inc., the NASDAQ Composite Index,**
**the NASDAQ Industrial Index, and the S&P 500 Index**

| | | Fiscal Year Ended July 31, | | | | |
|---|---|---|---|---|---|---|
| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
| Copart, Inc. | $ 100.00 | $ 120.28 | $ 189.60 | $ 165.23 | $ 228.01 | $ 269.99 |
| NASDAQ Composite | $ 100.00 | $ 132.78 | $ 182.62 | $ 155.31 | $ 181.43 | $ 224.29 |
| NASDAQ Industrial | $ 100.00 | $ 135.15 | $ 169.19 | $ 138.31 | $ 144.50 | $ 152.36 |
| S&P 500 Index | $ 100.00 | $ 111.96 | $ 152.76 | $ 145.67 | $ 164.63 | $ 201.10 |

\*     Assumes that $100.00 was invested on July 31, 2019 in our common stock, in the NASDAQ Composite Index, the NASDAQ Industrial Index, and the S&P 500 Index and that all dividends were reinvested. No dividends have been declared on our common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

**Item 6.**          *Reserved*

**Item 7.**     ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

*The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented and should be read in conjunction with our audited Consolidated Financial Statements and the related Notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business, and our liquidity and capital resources as well as other non-historical statement. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Our actual results may differ materiality from those contained in or implied by these forward-looking statements.*

*All references to numbered Notes are to specific Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K and which descriptions are incorporated by reference. Capitalized terms used, but not defined, in this Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") have the same meanings as in such Notes.*

**Overview**

We are a leading global provider of online auctions and vehicle remarketing services with operations in the United States ("U.S."), the United Kingdom ("U.K."), Germany, Brazil, Canada, the United Arab Emirates ("U.A.E."), Spain, Finland, Oman, the Republic of Ireland, and Bahrain.

Our goals are to generate sustainable profits for our stockholders, while also providing environmental and social benefits for the world around us. With respect to our environmental stewardship, we believe our business is a critical enabler for the global re-use and recycling of vehicles, parts, and raw materials. We are not responsible for the carbon emissions resulting from new vehicle manufacturing, governmental fuel emissions standards or vehicle use by consumers. Each vehicle that enters our business operations already exists, with whatever fuel technology and efficiency it was designed and built to have, and the substantial carbon emissions associated with the vehicle's manufacture have already occurred. However, upon our receipt of an existing vehicle, we help facilitate the decrease of its total environmental impact by extending its useful life and thereby avoiding the carbon emissions associated with the alternative of new vehicle and auto parts manufacturing. For example, many of the cars we process and remarket are subsequently restored to drivable condition, reducing the new vehicle manufacturing burden the world would otherwise face. Many of our cars are purchased by dismantlers, who recycle and refurbish parts for vehicle repairs, again reducing new and aftermarket parts manufacturing. Finally, some of our vehicles are returned to their raw material inputs through scrapping, thereby reducing the need for further new resource extraction. In each of these cases, our business facilitates the reduction of the carbon and other environmental footprint of the global transportation industry.

Beyond our environmental stewardship, we also support the world's communities in two important ways. First, we believe that we contribute to economic development and well-being by enabling more affordable access to mobility around the world. For example, many of the automobiles sold through our auction platform are purchased for use in developing countries where affordable transportation is a critical enabler of education, health care, and well-being. Secondly, we believe we play an important role in the communities we serve through our response to and management of catastrophic weather events. This includes our investments in equipment and infrastructure which support our overall disaster recovery efforts. For example, we mobilized our people, and engaged with a multitude of service providers to timely retrieve, store, and remarket tens of thousands of flood-damaged vehicles in South Florida in the wake of Hurricane Ian in the fall of 2022.

We provide vehicle sellers with a full range of services to process and sell vehicles primarily over the internet through our Virtual Bidding Third Generation internet auction-style sales technology, which we refer to as VB3. Vehicle sellers consist primarily of insurance companies, but also include dealers, individuals, charities, rental, banks, finance companies, and fleet operators. We obtained 81%, 83%, and 80% of the total number of vehicles processed during fiscal 2024, 2023, and 2022, respectively, from insurance company sellers. We sell the vehicles principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers, exporters, and to the general public. The majority of the vehicles sold on behalf of insurance companies are either damaged vehicles deemed a total loss; not economically repairable by the insurance companies; or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle sellers a full range of services that help expedite each stage of the vehicle sales process, minimize administrative and processing costs, and maximize the ultimate sales price through the online auction process.

In the U.S., Canada, Brazil, the Republic of Ireland, Finland, the U.A.E., Oman, and Bahrain, we sell vehicles primarily as an agent and derive revenue primarily from auction and auction-related sales transaction fees charged for vehicle remarketing services as well as fees for services subsequent to the auction, such as delivery and storage.  In the U.K., Germany, and Spain we operate both as an agent and on a principal basis, in some cases purchasing salvage vehicles outright and reselling the vehicles for our own account.  In the U.K. we recognize revenue on a principal basis from selling dismantled parts through GPS. In Germany and Spain, we also derive revenue from listing vehicles on behalf of insurance companies and insurance experts to determine the vehicle's residual value and/or to facilitate a sale for the insured.

**Key Financial Performance Measures**

We monitor and analyze a number of key financial performance indicators in order to manage our business and evaluate our financial and operating performance. Such indicators include:

*Service and Vehicle Sales Revenue:* Our service revenues consist of auction and auction-related sales transaction fees charged for vehicle remarketing services. These auction and auction-related services may include a combination of the following: vehicle purchasing fees: vehicle listing fees; vehicle selling fees that can be based on a predetermined percentage of the vehicle sales price, tiered vehicle sales price fees, or at a fixed fee based on the sale of each vehicle regardless of the selling price of the vehicle; transportation fees for the cost of transporting the vehicle to or from our facility; title processing and preparation fees; vehicle storage fees; bidding fees; and vehicle loading fees. These fees are recognized as net revenue (not gross vehicle selling price) at the time of auction in the amount of such fees charged. Purchased vehicle revenue includes the gross sales price of the vehicles which we have purchased or are otherwise considered to own. We have certain contracts with insurance companies, primarily in the U.K., in which we act as a principal, purchasing vehicles and reselling them for our own account. We also purchase vehicles in the open market, primarily from individuals, and resell them for our own account.

Our revenue is impacted by several factors, including total loss frequency and the average vehicle auction selling price, as a significant amount of our service revenue is associated in some manner with the ultimate selling price of the vehicle. Vehicle auction selling prices are driven primarily by: (i) market demand for rebuildable, drivable vehicles; (ii) used car pricing, which we also believe has an impact on total loss frequency; (iii) end market demand for recycled and refurbished parts as reflected in demand from dismantlers; (iv) the mix of cars sold; (v) changes in the U.S. dollar exchange rate to foreign currencies, which we believe has an impact on auction participation by international buyers; and; (vi) changes in commodity prices, particularly the per ton price for crushed car bodies, as we believe this has an impact on the ultimate selling price of vehicles sold for scrap and vehicles sold for dismantling. We cannot specifically quantify the financial impact that commodity pricing, used car pricing, and product sales mix has on the selling price of vehicles, our service revenues, or financial results. Total loss frequency is the percentage of cars involved in accidents that insurance companies salvage rather than repair and is driven by the relationship between repair costs, used car values, and auction returns. Over the past 30 years we believe there has been an increase in overall growth in the salvage market driven by an increase in total loss frequency. This increase in total loss frequency may have been driven by changes in used car values and repair costs over the same long-term horizon, which we believe are generally trending upward. We believe the long-term trend of increases in total loss frequency will continue. In the near term changes in used car prices and repair cost, are inversely related but may impact total loss frequency and thereby affect our growth rate. Used car values are determined by many factors, including used car supply, which is tied directly to new car sales, and the average age of cars on the road. The average age of cars on the road has continued to increase, growing from 11.1 years in 2012 to 12.6 years in 2024. Repair costs are generally based on damage severity, vehicle complexity, repair parts availability, repair parts costs, labor costs, and repair shop lead times. The factors that can influence repair costs, used car pricing, and auction returns are many and varied and we cannot predict their movements with precision.

*Operating Costs and Expenses:* Yard operations expenses consist primarily of: (i) labor (operating personnel at yards); (ii) transportation (miles traveled and fuel rates); (iii) facilities (maintenance, property-related taxes, rent, and insurance); (iv) other (marketing and auction related costs); and (v) costs of vehicles sold. General and administrative expenses consist primarily of executive management, accounting, data processing, sales personnel, professional services, marketing expenses, and technology enhancements and maintenance.

*Other Income and Expense:* Other income consists primarily of interest income on U.S. Treasury Bills, foreign exchange rate gains and losses; gains and losses from the disposal of assets, which will fluctuate based on the nature of these activities each period; fees and interest expense on the credit facility, and earnings from unconsolidated affiliates.

*Liquidity and Cash Flows:* Our primary source of working capital is cash operating results. The primary source of our liquidity is our cash and cash equivalents and our revolving credit commitments under the Second Amended and Restated Credit Agreement (the "Revolving Loan Facility."). The primary factors affecting cash operating results are: (i) seasonality; (ii) market wins and losses; (iii) supplier mix; (iv) accident frequency; (v) total loss frequency; (vi) volume from our existing suppliers; (vii) commodity pricing; (viii) used car pricing; (ix) foreign currency exchange rates; (x) product mix; (xi) contract mix to the extent applicable; (xii) our capital expenditures; and (xiii) other macroeconomic factors. These factors are further discussed in the "Results of Operations" and "Risk Factors" sections of this Annual Report on Form 10-K.

We also generate additional working capital and liquidity from the sale of assets and the issuance of shares through option exercises and shares issued under our Employee Stock Purchase Plan. In addition, we believe we have access to additional liquidity from the sale of equity or debt securities, if needed.

**Acquisitions and New Operations**

As part of our overall expansion strategy of offering integrated services to vehicle sellers, we anticipate acquiring and developing facilities in new regions, as well as the regions currently served by our facilities. We believe that these acquisitions and openings will strengthen our coverage, as we have facilities located in the U.S., Canada, the U.K., Brazil, the Republic of Ireland, Germany, Finland, the U.A.E., Oman, Bahrain, and Spain with the intention of providing global coverage for our sellers.

The following tables set forth operational facilities that we have opened and are now operational from August 1, 2021 through July 31, 2024:

| United States Locations | Date |
|---|---|
| Mobile South, Alabama | August 2021 |
| Madison, Wisconsin | October 2021 |
| Augusta, Georgia | April 2022 |
| Milwaukee South, Wisconsin | May 2022 |
| Punta Gorda, Florida | June 2022 |
| Anchorage, Alaska | August 2022 |
| Rapid City, South Dakota | August 2022 |
| Kansas City, Missouri | September 2022 |
| Grenada, Mississippi | January 2023 |
| Windham, New England | March 2023 |
| Las Vegas West, Nevada | June 2023 |
| Akron, Ohio | July 2023 |
| Wayland, Michigan | July 2023 |
| Rutland, Vermont | August 2023 |
| Phoenix, Arizona | November 2023 |
| Austin, Texas | June 2024 |
| Casper, Wyoming | July 2024 |

| International Locations | Geographic Service Area | Date |
|---|---|---|
| Barcelona, Spain | Spain | September 2021 |
| Halifax, Novia Scotia | Canada | April 2022 |
| Brasília, Brazil | Brazil | September 2022 |
| Büdingen, Hesse | Germany | January 2023 |
| Ottawa, Ontario | Canada | February 2023 |
| Corby, England | United Kingdom | October 2023 |
| Glasgow, Scotland | United Kingdom | December 2023 |
| Alhendin, Granada | Spain | January 2024 |
| Gloucester, England | United Kingdom | March 2024 |
| Barcelona, Spain | Spain | May 2024 |
| Cookstown, Ontario | Canada | July 2024 |

The following table sets forth the operational facilities obtained through business acquisitions from August 1, 2021 through July 31, 2024:

| Locations | Geographic Service Area | Date |
|---|---|---|
| Skelmersdale, England | United Kingdom | July 2022 |
| Dumfries, England | United Kingdom | July 2022 |

In October 2023, we acquired a controlling interest in Purple Wave, an online offsite heavy equipment auction company headquartered in Manhattan Kansas.

The period-to-period comparability of our consolidated operating results and financial position is affected by business acquisitions, new openings, weather, and product introductions during such periods.

In addition to growth through business acquisitions, we seek to increase revenues and profitability by, among other things, (i) acquiring and developing additional vehicle storage facilities in key markets, including foreign markets; (ii) pursuing global, national, and regional vehicle seller agreements; (iii) increasing our service offerings; and (iv) expanding the application of VB3 into new markets. In addition, we implement our pricing structure and auction procedures, and attempt to introduce cost efficiencies at each of our acquired facilities by implementing our operational procedures, integrating our management information systems, and redeploying personnel, when necessary.

**Results of Operations**

The following table shows certain data from our consolidated statements of income expressed as a percentage of total service revenues and vehicle sales for fiscal 2024, 2023 and 2022:

| | Year Ended July 31, | | |
|---|---|---|---|
| (In percentages) | 2024 | 2023 | 2022 |
| Service revenues and vehicle sales: | | | |
| Service revenues | 84 % | 83 % | 81 % |
| Vehicle sales | 16 % | 17 % | 19 % |
| Total service revenues and vehicle sales | 100 % | 100 % | 100 % |
| Operating expenses: | | | |
| Yard operations | 40 % | 39 % | 37 % |
| Cost of vehicle sales | 15 % | 15 % | 17 % |
| General and administrative | 8 % | 7 % | 7 % |
| Total operating expenses | 63 % | 61 % | 61 % |
| Operating income | 37 % | 39 % | 39 % |
| Total other income | 3 % | 3 % | (1)% |
| Income before income taxes | 40 % | 42 % | 38 % |
| Income tax expense | 8 % | 8 % | 7 % |
| Net income | 32 % | 34 % | 31 % |

**Comparison of Fiscal Years ended July 31, 2024, 2023 and 2022**

The following table presents a comparison of service revenues for fiscal 2024, 2023 and 2022:

| | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
|---|---|---|---|---|---|---|---|
| (In thousands) | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Service revenues | | | | | | | |
| United States | $3,126,102 | $2,841,641 | $2,533,165 | $ 284,461 | 10.0 % | $ 308,476 | 12.2 % |
| International | 434,900 | 356,487 | 319,875 | 78,413 | 22.0 % | 36,612 | 11.4 % |
| Total service revenues | $3,561,002 | $3,198,128 | $2,853,040 | $ 362,874 | 11.3 % | $ 345,088 | 12.1 % |

**Service Revenues.** The increase in service revenues for fiscal 2024 of $362.9 million, or 11.3% as compared to fiscal 2023 came from (i) an increase in the U.S. of $284.5 million, and (ii) an increase in International of $78.4 million. The growth in the U.S. was driven primarily by an increase in volume and an increase in revenue per car due to fee optimization. The growth in International, after excluding positive fluctuations in currency exchange rates of $10.8 million, was driven primarily by an increase in volume offset by a minor decrease in revenue per car.

The following table presents a comparison of vehicle sales for fiscal 2024, 2023 and 2022:

| (In thousands) | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Vehicle sales | | | | | | | |
| United States | $ 338,633 | $ 348,007 | $ 411,985 | $ (9,374) | (2.7)% | $ (63,978) | (15.5)% |
| International | 337,188 | 323,383 | 235,896 | 13,805 | 4.3 % | 87,487 | 37.1 % |
| Total vehicle sales | $ 675,821 | $ 671,390 | $ 647,881 | $ 4,431 | 0.7 % | $ 23,509 | 3.6 % |

**Vehicle Sales.** The increase in vehicle sales for fiscal 2024 of $4.4 million, or 0.7% as compared to fiscal 2023 came from (i) a decrease in the U.S. of $9.4 million and (ii) an increase in International of $13.8 million. The decrease in the U.S. was primarily driven by a decrease in revenue per car due to lower auction selling prices, while performing favorably to the declining overall market trend, offset by an increase in volume. The growth in International, after excluding positive fluctuations in currency exchanges rates of $10.0 million was primarily driven by an increase in volume, offset by a decrease in revenue due to lower auction selling prices, which we believe is due to a change in the mix of vehicles sold.

The following table presents a comparison of yard operations expense for fiscal 2024, 2023 and 2022:

| (In thousands) | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
|---|---|---|---|---|---|---|---|
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Yard operations expenses | | | | | | | |
| United States | $1,440,707 | $1,292,527 | $1,123,986 | $ 148,180 | 11.5 % | $ 168,541 | 15.0 % |
| International | 269,377 | 225,502 | 185,511 | 43,875 | 19.5 % | 39,991 | 21.6 % |
| Total yard operations expenses | $1,710,084 | $1,518,029 | $1,309,497 | $ 192,055 | 12.7 % | $ 208,532 | 15.9 % |
| | | | | | | | |
| Yard operations expenses, excluding depreciation and amortization | | | | | | | |
| United States | $1,297,102 | $1,173,373 | $1,022,647 | $ 123,729 | 10.5 % | $ 150,726 | 14.7 % |
| International | 242,332 | 202,559 | 168,937 | 39,773 | 19.6 % | 33,622 | 19.9 % |
| | | | | | | | |
| Yard depreciation and amortization | | | | | | | |
| United States | $ 143,605 | $ 119,155 | $ 101,340 | $ 24,450 | 20.5 % | $ 17,815 | 17.6 % |
| International | 27,045 | 22,942 | 16,573 | 4,103 | 17.9 % | 6,369 | 38.4 % |

**Yard Operations Expenses.** The increase in yard operations expenses for fiscal 2024 of $192.1 million, or 12.7% as compared to fiscal 2023 resulted from (i) an increase in the U.S. of $148.2 million, and (ii) an increase in International of $43.9 million. The increase in the U.S. compared to the same period last year relates to an increase in volume and an increase in the cost to process a car, driven by increase in subhaul, labor costs, title, facility, supplies, advertising and bank charges and the investment in Purple Wave. The increase in International, after excluding negative fluctuations in currency exchange rates of $5.8 million, is the result of an increase in volume which was partially offset by a decrease in the cost to process a car. Included in yard operations expenses were depreciation and amortization expenses. The increase in yard operations depreciation and amortization expenses as compared to the same period last year resulted primarily from depreciating new and expanded facilities placed into service in the U.S. and International.

The following table presents a comparison of cost of vehicle sales for fiscal 2024, 2023 and 2022:

| (In thousands) | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Cost of vehicle sales | | | | | | | |
| United States | $ 313,449 | $ 326,764 | $ 380,928 | $ (13,315) | (4.1)% | $ (54,164) | (14.2)% |
| International | 306,038 | 287,734 | 204,275 | 18,304 | 6.4 % | 83,459 | 40.9 % |
| Total cost of vehicle sales | $ 619,487 | $ 614,498 | $ 585,203 | $ 4,989 | 0.8 % | $ 29,295 | 5.0 % |

**Cost of Vehicle Sales**. The increase in cost of vehicle sales for fiscal 2024 of $5.0 million, or 0.8% as compared to fiscal 2023, was the result of (i) a decrease in the U.S. of $13.3 million and (ii) an increase in International of $18.3 million. The decrease in the U.S. was primarily the result of a lower average purchase price due to a change in the mix of vehicles sold, partially offset by an increase in volume. The increase in International of $18.3 million, after excluding the negative fluctuations of currency exchange rates of $8.6 million, was primarily due to an increase in volume and higher average purchase prices due to the change in the mix of vehicles sold.

The following table presents a comparison of general and administrative expenses for fiscal 2024, 2023 and 2022:

| (In thousands) | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| General and administrative expenses | | | | | | | |
| United States | $ 282,545 | $ 202,260 | $ 192,667 | $ 80,285 | 39.7 % | $ 9,593 | 5.0 % |
| International | 52,684 | 48,162 | 38,557 | 4,522 | 9.4 % | 9,605 | 24.9 % |
| Total general and administrative expenses | $ 335,229 | $ 250,422 | $ 231,224 | $ 84,807 | 33.9 % | $ 19,198 | 8.3 % |
| | | | | | | | |
| General and administrative expenses, excluding depreciation and amortization | | | | | | | |
| United States | $ 264,465 | $ 185,611 | $ 173,371 | $ 78,854 | 42.5 % | $ 12,240 | 7.1 % |
| International | 51,653 | 47,430 | 37,781 | 4,223 | 8.9 % | 9,649 | 25.5 % |
| | | | | | | | |
| General and administrative depreciation and amortization | | | | | | | |
| United States | $ 18,080 | $ 16,649 | $ 19,295 | $ 1,431 | 8.6 % | $ (2,646) | (13.7)% |
| International | 1,031 | 732 | 777 | 299 | 40.8 % | (45) | (5.8)% |

**General and Administrative Expenses.** The increase in general and administrative expenses for fiscal 2024 of $84.8 million, or 33.9% as compared to fiscal 2023 came primarily from (i) an increase in the U.S. of $80.3 million, and (ii) an increase in International of $4.5 million. Excluding depreciation and amortization, the increase in the U.S. of $78.9 million resulted primarily from increases in labor costs, legal costs, facility repairs, and the consolidation of Purple Wave. The increase in International, after excluding the negative fluctuations in currency exchange rates of $1.3 million, resulted primarily from increases in labor costs, and marketing costs offset by a decrease in bank charges. The increase in depreciation and amortization expenses was the result of new intangibles and technology being placed in service in the U.S. and International.

The following table summarizes total other expenses and income taxes for fiscal 2024, 2023 and 2022:

| (In thousands) | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Total other income (expenses) | $ 142,578 | $ 67,759 | $ (34,043) | $ 74,819 | 110.4 % | $ 101,802 | 299.0 % |
| Income taxes | 352,254 | 316,587 | 250,824 | 35,667 | 11.3 % | 65,763 | 26.2 % |

**Other Income (Expenses).** The increase in total other income for fiscal 2024 of $74.8 million, or 110.4% as compared to fiscal 2023 was primarily due to higher interest income earned from U.S. Treasury Bills, and gain on sale of fixed assets, net against a decrease in realized and unrealized foreign currency gains.

**Income Taxes.** Our effective income tax rates were 20.5% and 20.4%, for fiscal 2024 and 2023, respectively. The current and prior year's effective tax rate was computed based on the U.S. federal statutory tax rate of 21.0%. The effective tax rate for the fiscal year ended July 31, 2024 was favorably impacted by $0.8 million of tax adjustments made in connection with finalizing our fiscal year 2023 tax return. The effective tax rate for fiscal year ending July 31, 2023 was favorably impacted by $1.5 million of tax adjustments made in connection with finalizing our fiscal year 2022 tax return. The effective tax rates in the current and prior year were also impacted by the recognition of excess tax benefits from the exercise of employee stock options of $14.8 million and $21.0 million for fiscal years 2024 and 2023, respectively.

## Discussion of Fiscal Year ended July 31, 2023 compared to Fiscal Year ended July 31, 2022

For a discussion of fiscal 2023 as compared to fiscal 2022, please refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended July 31, 2023, filed with the SEC on September 28, 2023.

## Liquidity and Capital Resources

The following table presents a comparison of key components of our liquidity and capital resources for fiscal 2024, 2023 and 2022, excluding additional funds available to us through our Revolving Loan Facility:

| (In thousands) | July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Cash, cash equivalents, and restricted cash | $1,514,111 | $ 957,395 | $1,384,236 | $ 556,716 | 58.1 % | $ (426,841) | (30.8)% |
| Working capital | 3,789,617 | 2,769,835 | 1,761,566 | 1,019,782 | 36.8 % | 1,008,269 | 57.2 % |

| (In thousands) | Year Ended July 31, | | | 2024 vs. 2023 | | 2023 vs. 2022 | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | 2023 | 2022 | Change | % Change | Change | % Change |
| Operating cash flows | $1,472,564 | $1,364,210 | $1,176,683 | $ 108,354 | 7.9 % | $ 187,527 | 15.9 % |
| Investing cash flows | (940,079) | (1,892,049) | (442,310) | 951,970 | 50.3 % | (1,449,739) | (327.8)% |
| Financing cash flows | 19,273 | 66,615 | (382,693) | (47,342) | 71.1 % | 449,308 | 117.4 % |
| Capital expenditures, and acquisitions | $ (493,328) | $ (516,636) | $ (444,052) | $ 23,308 | 4.5 % | $ (72,584) | (16.3)% |

Cash, cash equivalents, and restricted cash increased $556.7 million and working capital increased $1,019.8 million at July 31, 2024, as compared to July 31, 2023. Cash, cash equivalents, and restricted cash increased primarily due to cash generated from operations and proceeds from stock option exercises. Working capital increased primarily from cash generated from operations and timing of cash receipts and payments, partially offset by capital expenditures and certain income tax benefits related to stock option exercises and timing of cash payments. Cash equivalents consisted of bank deposits, certificates of deposit, U.S. Treasury Bills, and funds invested in money market accounts, which bear interest at variable rates.

Historically, we have financed our growth through cash generated from operations, public offerings of common stock, equity issued in conjunction with certain acquisitions, and debt financing. Our primary source of cash generated by operations is from the collection of service fees and reimbursable advances from the proceeds of vehicle sales. We expect to continue to use cash flows from operations to finance our working capital needs and to develop and grow our business. In addition to our stock repurchase program, we are considering a variety of alternative potential uses for our remaining cash balances and our cash flows from operations. For further detail, see Notes to Consolidated Financial Statements, *Note 9 – Long-Term Debt* and *Note 12 — Stockholders' Equity* and under the subheading "*Credit Agreement*" below.

Our business is seasonal as inclement weather during the winter months increases the frequency of accidents and consequently, the number of cars involved in accidents which the insurance companies salvage rather than repair. During the winter months, most of our facilities process 5% to 20% more vehicles than at other times of the year. Severe weather events, including but not limited to tornadoes, floods, hurricanes, and hailstorms, can also impact our volumes. These increased volumes require the increased use of our cash to pay out advances and handling costs of the additional business.

We believe that our currently available cash and cash equivalents and cash generated from operations will be sufficient to satisfy our operating and working capital requirements in the foreseeable future. We expect to acquire or develop additional locations and expand some of our current facilities in the foreseeable future. We may raise additional cash through drawdowns on our Revolving Loan Facility or issuance of additional equity to fund this expansion. Although the timing and magnitude of growth through expansion and acquisitions are not predictable, the opening of new greenfield yards is contingent upon our ability to locate property that (i) is in an area in which we have a need for more capacity; (ii) has adequate size given the capacity needs; (iii) has the appropriate shape and topography for our operations; (iv) is reasonably close to a major road or highway; and (v) most importantly, has the appropriate zoning for our business.

As of July 31, 2024, $180.5 million of the $1.5 billion of cash, cash equivalents, and restricted cash was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., the repatriation of these funds could still be subject to the foreign withholding tax following the U.S. Tax Reform. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not require repatriation to fund our U.S. operations.

Net cash provided by operating activities increased for fiscal 2024 as compared to fiscal 2023 due to improved cash operating results primarily from an increase in service and vehicle sales revenues, partially offset by an increase in yard operations and general and administrative expenses, and changes in operating assets and liabilities. The change in operating assets and liabilities was primarily the result of an increase income tax payable of $24.7 million, and accounts payable of $41.5 million, partially offset by accounts receivable of $22.2 million, and prepaid expenses of $11.1 million.

Net cash used in investing activities decreased for fiscal 2024 as compared to fiscal 2023 due primarily to proceeds from the sale of held to maturity securities net against the purchase of held to maturity securities. Our capital expenditures are primarily related to acquiring land, opening and improving facilities, capitalized software development costs for new software for internal use and major software enhancements, acquiring yard equipment, and lease buyouts of certain facilities. We continue to develop, expand, and invest in new and existing facilities and standardize the appearance of existing locations. As of July 31, 2024, we had no material non-cancelable commitments for future capital expenditures.

Net cash provided by (used in) financing activities decreased in fiscal 2024 as compared to fiscal 2023 due primarily to a decrease in proceeds from the exercise of stock options, a reduction in principal payments on debt and a reduction in the drawdown on the revolver facility as discussed in further detail in the Notes to Consolidated Financial Statements, *Note 12 — Stockholders' Equity.*

For a discussion of fiscal 2023 as compared to fiscal 2022, please refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended July 31, 2023, filed with the SEC on September 28, 2023.

### *Stock Repurchases*

On September 22, 2011, our Board of Directors approved a 320 million share increase in our stock repurchase program, bringing the total current authorization to 784 million shares. The repurchases may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the stock repurchase program. Subject to applicable securities laws, such repurchases will be made at such times and in such amounts as we deem appropriate and may be discontinued at any time. For fiscal 2024, 2023, and 2022, we did not repurchase any shares of our common stock under the program. As of July 31, 2024, the total number of shares repurchased to date under the program was 458,196,792, and subject to applicable limitations under Delaware law, 325,803,208 shares were available for repurchase under our program.

In fiscal 2024, certain employees held stock option awards that could be exercised through a cashless exercise. For the years ended July 31, 2024, 2023 and 2022, no employee exercised stock options through a cashless exercise. If exercised a portion of the options exercised will be net settled in satisfaction of the exercise price and employees' statutory withholding requirements. Any shares withheld for taxes are treated as a repurchase of shares for accounting purposes, but do not count against our stock repurchased program.

*Credit Agreement*

On December 21, 2021, we entered into a Second Amended and Restated Credit Agreement by and among Copart, certain subsidiaries of Copart party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement provides for a revolving loan facility of $1.250.0 million maturing on December 21, 2026 (including up to $550.0 million equivalent of borrowings in the Pounds Sterling, European Union Euro and Canadian dollars) with a $150.0 million equivalent sub-facility available to CPRT GmbH, a $150.0 million equivalent sub-facility available to Copart Autos España, S.L.U. and a $250.0 million sub-facility available to Copart UK Limited. The proceeds may be used for general corporate purposes, including working capital, capital expenditures, potential share repurchases, acquisition, or other investments relating to the Company's expansion strategies in domestic and international markets.

We had $0.0 million and $11 million outstanding borrowings under the Revolving Loan Facility as of July 31, 2024 and July 31, 2023, respectively. The Credit Agreement contains customary affirmative and negative covenants and we were in compliance with all covenants related to the Credit Agreement as of July 31, 2024.

*Note Purchase Agreement*

On December 3, 2014, we entered into a Note Purchase Agreement and sold to certain purchasers (collectively, the "Purchasers") $400.0 million in aggregate principal amount of senior secured notes (the "Senior Notes") consisting of (i) $100.0 million aggregate principal amount of 4.07% Senior Notes, Series A, due December 3, 2024; (ii) $100.0 million aggregate principal amount of 4.19% Senior Notes, Series B, due December 3, 2026; (iii) $100.0 million aggregate principal amount of 4.25% Senior Notes, Series C, due December 3, 2027; and (iv) $100.0 million aggregate principal amount of 4.35% Senior Notes, Series D, due December 3, 2029. Interest is due and payable quarterly, in arrears, on each of the Senior Notes. We may prepay the Senior Notes, in whole or in part, at any time, subject to certain conditions, including minimum amounts and payment of a make-whole amount equal to the discounted value of the remaining scheduled interest payments under the Senior Notes.

On May 24, 2022, we retired 100% of the Senior Notes. We paid $420.6 million to retire the Senior Notes which included an additional $16.8 million make-whole payment, to the holders of the Senior Notes, and $3.8 million in accrued interest.

For further detail on both the Credit Agreement and Note Purchase Agreement, see Notes to Consolidated Financial Statements, *Note 9 – Long-Term Debt* .

**Critical Accounting Policies and Estimates**

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact our results of operations, financial condition, and cash flows. For additional information, see *Note 1 — Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related Notes.

**Revenue Recognition**

Our primary performance obligation is the auctioning of consigned vehicles through an online auction process. Service revenue and vehicle sales revenue are recognized at the date the vehicles are sold at auction, excluding annual registration fees. Costs to prepare the vehicles for auction, including inbound transportation costs and titling fees, are deferred and recognized at the time of revenue recognition at auction.

Our disaggregation between service revenues and vehicle sales at the segment level reflects how the nature, timing, amount, and uncertainty of our revenues and cash flows are impacted by economic factors. We report sales taxes on relevant transactions on a net basis in our consolidated results of operations, and therefore do not include sales taxes in revenues or costs.

*Service revenues*

Our service revenues consist of auction and auction-related sales transaction fees charged for vehicle remarketing services. Within this revenue category, our primary performance obligation is the auctioning of consigned vehicles through an online auction process. These auction and auction-related services may include a combination of vehicle purchasing fees, vehicle listing fees, and vehicle selling fees that can be based on a predetermined percentage of the vehicle sales price, tiered vehicle sales price driven fees, or at a fixed fee based on the sale of each vehicle regardless of the selling price of the vehicle; transportation fees for the cost of transporting the vehicle to or from our facility; title processing and preparation fees; vehicle storage fees; bidding fees; and vehicle loading fees. These services are not distinct within the context of the contract. Accordingly, revenue for these services is recognized when the single performance obligation is satisfied at the completion of the auction process. We do not take ownership of these consigned vehicles which are stored at our facilities located throughout the U.S. and international locations. These fees are recognized as net revenue (not gross vehicle selling price) at the time of auction in the amount of such fees charged.

We have a separate performance obligation related to providing access to our online auction platform. We charge members an annual registration fee for the right to participate in our online auctions and access our bidding platform. This fee is recognized ratably over the term of the arrangement, generally one year, as each day of access to the online auction platform represents the best depiction of the transfer of the service.

No provision for returns has been established, as all sales are final with no right of return or warranty, except for separately identified vehicles subject to the arbitration policy, although we provide for expected credit losses in the case of non-performance by our buyers or sellers.

| | Year Ended July 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2024 | 2023 | 2022 |
| Service revenues | | | |
| United States | $3,126,102 | $2,841,641 | $2,533,165 |
| International | 434,900 | 356,487 | 319,875 |
| Total service revenues | $3,561,002 | $3,198,128 | $2,853,040 |

*Vehicle sales*

Certain vehicles are purchased and remarketed on our own behalf. We have a single performance obligation related to the sale of these vehicles, which is the completion of the online auction process. Vehicle sales revenue is recognized on the auction date. As we act as a principal in vehicle sales transactions, the gross sales price at auction is recorded as revenue.

| | Year Ended July 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2024 | 2023 | 2022 |
| Vehicle sales | | | |
| United States | $ 338,633 | $ 348,007 | $ 411,985 |
| International | 337,188 | 323,383 | 235,896 |
| Total vehicle sales | $ 675,821 | $ 671,390 | $ 647,881 |

*Contract assets*

We capitalize certain contract assets related to obtaining a contract, where the amortization period for the related asset is greater than one year. These assets are amortized over the expected life of the customer relationship. Contract assets are classified as current or long-term other assets, based on the timing of when we expect to recognize the related revenues and are amortized as an offset to the associated revenues on a straight-line basis. We assess these costs for impairment at least quarterly and as "triggering" events occur that indicate it is more likely than not that an impairment exists. The contract asset costs where the amortization period for the related asset is one year or less are expensed as incurred and recorded within general and administrative expenses in the accompanying consolidated statements of income.

**Income Taxes**

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities.

Deferred income tax assets and liabilities are recognized based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the tax rates and laws enacted at the time of such determination. We regularly review our deferred tax assets for recoverability, and a valuation allowance is provided when it is more likely than not that some portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we make estimates and assumptions regarding projected future taxable income, the reversal of deferred tax liabilities and implementation of tax planning strategies. Changes in our assumptions could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in our effective tax rate.

We recognize liabilities when we determine a tax position is not more likely than not to be sustained upon examination by the tax authorities. We use judgment in determining whether a tax position's technical merits are more likely than not to be sustained and in measuring the amount of tax benefit that qualifies for recognition. We recognize penalties and interest accrued related to income taxes as a component of the provision for income taxes. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what is reflected in the historical income tax provisions and accruals.

We recognize liabilities, if any, related to global low-taxed intangible income in the year in which the liability arises and not as a deferred tax liability.

**Recently Issued Accounting Standards**

For a description of the new accounting standards that affect us, refer to the Notes to Consolidated Financial Statements, *Note 1 — Summary of Significant Accounting Policies.*

**Item 7A.**         *Quantitative and Qualitative Disclosures About Market Risk*

Our principal exposures to financial market risk are interest rate risk and foreign currency exchange rate and translation risk. We do not hold or issue financial instruments for trading purposes.

**Interest Income Risk**

The primary objective of our investment activities is to preserve principal while secondarily maximizing yields without significantly increasing risk. To achieve this objective in the current uncertain global financial markets, all cash and cash equivalents were held in bank deposits, U.S. Treasury Bills, and money market funds as of July 31, 2024. As the interest rates on a material portion of our cash and cash equivalents are variable, a change in interest rates earned on our investment portfolio would impact interest income along with cash flows, but would not materially impact the fair market value of the related underlying instruments. As of July 31, 2024, we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgaged-backed securities. Based on the average cash balance held for fiscal 2024, a hypothetical 10% adverse change in our interest yield would not have materially affected our operating results.

**Interest Expense Risk**

Our total borrowings under the Revolving Loan Facility under the Second Amended and Restated Credit Agreement were $0.0 million as of July 31, 2024. The Revolving Loan Facility under the Second Amended and Restated Credit Agreement bears interest, at our election, at either (a) the Base Rate, which is defined as a fluctuating rate per annum equal to the greatest of (i) the Federal Funds Rate, which is defined as a fluctuating rate per annum to the greatest of (A) the Federal Funds Rate in effect on such date plus 0.50% or (B) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate;" and (ii) SOFR for a one-month interest period for such date plus 1.0%, plus an applicable margin ranging from 0.00% to 0.75% based on our consolidated total net leverage ratio during the preceding fiscal quarter; or (b) the SOFR plus an applicable margin ranging from 1.00% to 1.75% depending on our consolidated total net leverage ratio during the preceding fiscal quarter. Interest is due and payable, arrears, at the end of each calendar quarter for loans bearing interest at the Base Rate, and at the end of an interest period (or at each three-month interval in the case of loans with interest periods greater than three months) in the case of SOFR Loans. If interest rates were to increase by 10% it would not materially affect our operating results.

**Foreign Currency and Translation Exposure**

Fluctuations in foreign currencies create volatility in our reported results of operations because we are required to consolidate the results of operations of our foreign currency denominated subsidiaries. International net revenues are typically denominated in the local currency of each country and result from transactions by our operations in Canada, the U.K., Brazil, the Republic of Ireland, Germany, Finland, the U.A.E., Oman, Bahrain, and Spain. These operations also incur a majority of their expenses in the local currency, the Pounds Sterling, Canadian dollar, Brazilian real, European Union euro, U.A.E. dirham, Omani rial, and Bahraini dinar. Our international operations are subject to risks associated with foreign exchange rate volatility, which could have a material and adverse impact on our future results of operations. A hypothetical 10% adverse change in the value of the U.S. dollar relative to the Pounds Sterling, Canadian dollar, Brazilian real, European Union euro, U.A.E. dirham, Omani rial, and Bahraini dinar would not materially affect our operating results for fiscal 2024.

Fluctuations in foreign currencies also create volatility in our consolidated financial position because we are required to remeasure substantially all assets and liabilities held by our foreign subsidiaries at the current exchange rate at the close of the accounting period. At July 31, 2024, the cumulative effect of foreign exchange rate fluctuations on our consolidated financial position was a net translation loss of $143.0 million. This loss was recognized as an adjustment to stockholders' equity through accumulated other comprehensive income. A hypothetical 10% adverse change in the value of the U.S. dollar relative to the Pounds Sterling, Canadian dollar, Brazilian real, European Union euro, U.A.E. dirham, Omani rial, and Bahraini dinar. would not have materially affected our consolidated financial position. We do not hedge our exposure to translation risks arising from fluctuations in foreign currency exchange rates.

**Item 8.**        *Financial Statements and Supplementary Data*

The response to this item is submitted as a separate section of this Annual Report on Form 10-K in Item 15. See Part IV, Item 15(a) for an index to the consolidated financial statements and supplementary financial information.

**Item 9.**        *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.**        *Controls and Procedures*

**Evaluation of Disclosure Controls and Procedures**

We conducted an evaluation of the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"), as defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of July 31, 2024, the end of the period covered by this Annual Report on Form 10-K. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our CEO and CFO. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon this evaluations, our CEO and CFO have concluded that, our Disclosure Controls were effective at the reasonable assurance level as of July 31, 2024.

**Management's Report on Internal Control Over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate over time.

Management, including our CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2024. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of July 31, 2024. Ernst & Young LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included herein.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2024 that materially affected, or are reasonably like to materially affect, our internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Copart, Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited Copart, Inc.'s internal control over financial reporting as of July 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Copart, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of July 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company, and our report dated September 27, 2024, expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
September 27, 2024

**Item 9B.**     *Other Information*

During the three months ended July 31, 2024, no director or officer of the Company adopted or terminated any "Rule 10b5-1 trading arrangement," or any "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

**Item 9C.**     ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

**PART III**

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we intend to file a definitive proxy statement for our 2024 Annual Meeting of Stockholders (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information to be included therein is incorporated herein by reference.

**Item 10.**        *Directors, Executive Officers and Corporate Governance*

Information required by this item is incorporated by reference to the proposal captioned "Election of Directors," and the sections titled "Corporate Governance and Board of Directors" and "Related Person Transactions in our Proxy Statement.

*Delinquent Section 16(a) Reports*

During fiscal year 2024 we had a delinquent Section 16(a) Report due to an administrative oversight related to certain gift transfers by Mr. Adair on January 3, 2024, which were reported on April 1, 2024. There are no other delinquent Section 16(a) Reports during fiscal 2024.

*Code of Ethics*

We have adopted the Copart, Inc. Code of Ethics for Principal Executive and Senior Financial Officers ("Code of Ethics"). The Code of Ethics applies to our principal executive officer, our principal financial officer, our principal accounting officer or controller, and persons performing similar functions and responsibilities who shall be identified by our Audit Committee from time to time.

The Code of Ethics is available at our website, located at http://www.copart.com.

We intend to satisfy disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics by posting such information on our website, at the address and location specified above, or as otherwise required by the NASDAQ Global Select Market.

*Insider Trading Arrangements and Policies*

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's insider trading policy has been filed as Exhibit 19.1 to this Annual Report on Form 10-K.

**Item 11.**        *Executive Compensation*

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings "Executive Compensation Tables," "Compensation of Directors and Chairman of the Board," and "Corporate Governance and Board of Directors."

**Item 12.**        *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings "Security Ownership" and "Executive Compensation Tables," subheading "Equity Compensation Plan Information."

**Item 13.**        *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings "Related Person Transactions," "Corporate Governance and Board of Directors," and under the proposal captioned "Election of Directors."

**Item 14.**        *Principal Accounting Fees and Services*

The information required by this item is incorporated herein by reference from the proposal captioned "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

47

**PART IV**

**Item 15.**        *Exhibits, Financial Statement Schedules*

The following documents are filed as part of this Form 10-K:

*(a)   Financial statements:*
Our consolidated financial statements at July 31, 2024 and 2023 and for each of the three years in the period ended July 31, 2024 and the notes thereto, together with the report of the independent registered public accounting firm on those consolidated financial statements are hereby filed as part of this Annual Report on Form 10-K.

*(b)   Financial statement schedules:*
No financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

*(c)   Exhibits:*
Exhibits required to be filed by this Item 15 are set forth in the Exhibit Index accompanying this Annual Report on Form 10-K.

**Item 16.**        *Form 10-K Summary*

None.

# EXHIBIT INDEX

The following Exhibits are filed as part of, or incorporated by reference into this report.

| Exhibit Number | | Description | Incorporated by reference herein | |
|---|---|---|---|---|
| | | | Form | Date |
| 3.1 | | Amended and Restated Certificate of Incorporation of Copart, Inc. | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 3.1 | November 2, 2022 |
| 3.2 | | Amended and Restated Bylaws of Copart, Inc. | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 3.1 | March 12, 2024 |
| 4.1 | | Description of Capital Stock | Annual Report on Form 10-K (File No. 000-23255), Exhibit No. 4.1 | September 30, 2019 |
| 10.1 | * | Copart Inc. 2007 Equity Incentive Plan, as Amended and Restated (2007 EIP) | Current Report on Form 8-K, (File No. 000-23255), Exhibit No. 1 | December 22, 2016 |
| 10.2 | * | Form of Performance Share Award Agreement for use with 2007 EIP | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1 | December 12, 2007 |
| 10.3 | * | Form of Restricted Stock Unit Award Agreement for use with 2007 EIP | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.3 | December 12, 2007 |
| 10.4 | * | Form of Stock Option Award Agreement for use with 2007 EIP | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.5 | December 12, 2007 |
| 10.5 | * | Form of Restricted Stock Award Agreement for use with 2007 EIP | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.4 | December 12, 2007 |
| 10.6 | * | Copart, Inc. Executive Bonus Plan | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1 | March 5, 2021 |
| 10.7 | * | Form of Indemnification Agreement signed by executive officers and directors | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1 | May 26, 2023 |
| 10.8 | * | Copart, Inc. 2014 Employee Stock Purchase Plan | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1 | December 5, 2014 |
| 10.9 | * | Executive Officer Employment Agreement, effective January 4, 2016, between the Registrant and Jeffrey Liaw. | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.26 | November 23, 2015 |
| 10.10 | | Second Amended and Restated Credit Agreement, dated as of December 21, 2021, by and among Copart, certain subsidiaries of Copart. the lenders party thereto, and Bank of America,N.A., as administrative agent. | Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1 | December 27, 2021 |
| 10.11 | | Executive Officer Employment Agreement, effective December 5, 2022, between the registrant and Leah Stearns | Quarterly Report on Form 10-Q (File No. 000-23255), Exhibit No. 10 | February 24, 2023 |

| Exhibit Number | | Description | Incorporated by reference herein | |
|---|---|---|---|---|
| | | | Form | Date |
| 10.12 | * | Outside Director Compensation Program | — | Filed herewith |
| 10.13 | | Corporate Aircraft Personal Use Policy | Current Report on Form 8-K (File No. 000-23255), Exhibit 10.1 | March 12, 2024 |
| 19.1 | | Insider Trading Policy | — | Filed herewith |
| 21.1 | | List of subsidiaries of Registrant | — | Filed herewith |
| 23.1 | | Consent of Independent Registered Public Accounting Firm | — | Filed herewith |
| 24.1 | | Power of Attorney (included on signature page) | — | Filed herewith |
| 31.1 | | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | Filed herewith |
| 31.2 | | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | Filed herewith |
| 32.1 | (1) | Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | Filed herewith |
| 32.2 | (1) | Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | Filed herewith |
| 97.1 | | Compensation Recovery Policy | — | Filed herewith |
| 101.INS | | XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. | | |
| 101.SCH | | XBRL Taxonomy Extension Schema Document | | |
| 101.CAL | | XBRL Taxonomy Extension Calculation Linkbase Document | | |
| 101.DEF | | XBRL Extension Definition | | |
| 101.LAB | | XBRL Taxonomy Extension Label Linkbase Document | | |
| 101.PRE | | XBRL Taxonomy Extension Presentation Linkbase Document | | |
| 104 | | Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL). | | |
| (1) | | In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference. | | |

*     Management contract, plan or arrangement

**SIGNATURES**

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COPART, INC.

By:          /s/ JEFFREY LIAW

                Jeffrey Liaw
                Chief Executive Officer
                (Principal Executive Officer)

Date: September 27, 2024

COPART, INC.

By:          /s/ LEAH STEARNS

                Leah Stearns
                Chief Financial Officer
                (Principal Financial and Accounting Officer and duly
                Authorized Officer)

Date: September 27, 2024

# POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Liaw and Leah Stearns, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Capacity in Which Signed | Date |
|---|---|---|
| /s/ JEFFREY LIAW<br>Jeffrey Liaw | Chief Executive Officer (Principal Executive Officer) | September 27, 2024 |
| /s/ LEAH STEARNS<br>Leah Stearns | Chief Financial Officer (Principal Financial and Accounting Officer) | September 27, 2024 |
| /s/ A. JAYSON ADAIR<br>A. Jayson Adair | Executive Chairman | September 27, 2024 |
| /s/ WILLIS J. JOHNSON<br>Willis J. Johnson | Chairman of the Board | September 27, 2024 |
| /s/ MATT BLUNT<br>Matt Blunt | Director | September 27, 2024 |
| /s/ STEVEN D. COHAN<br>Steven D. Cohan | Director | September 27, 2024 |
| /s/ DANIEL ENGLANDER<br>Daniel Englander | Director | September 27, 2024 |
| /s/ STEPHEN FISHER<br>Stephen Fisher | Director | September 27, 2024 |
| /s/ CHERYLYN HARLEY LEBON<br>Cherylyn Harley LeBon | Director | September 27, 2024 |
| /s/ JAMES E. MEEKS<br>James E. Meeks | Director | September 27, 2024 |
| /s/ DIANE M. MOREFIELD<br>Diane M. Morefield | Director | September 27, 2024 |
| /s/ CARL SPARKS<br>Carl Sparks | Director | September 27, 2024 |
| /s/ THOMAS N. TRYFOROS<br>Thomas N. Tryforos | Director | September 27, 2024 |

**Copart, Inc.**
**Index to Consolidated Financial Statements**
**and Financial Statement Schedule**

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Copart, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Copart, Inc. (the Company) as of July 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in redeemable noncontrolling interest and stockholders' equity, and cash flows for each of the three years in the period ended July 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated September 27, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.
Dallas, Texas
September 27, 2024

**COPART, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(in thousands, except share amounts)**

| | July 31, | |
|---|---|---|
| | **2024** | **2023** |
| **ASSETS** | | |
| Current assets: | | |
| Cash, cash equivalents, and restricted cash | $ 1,514,111 | $ 957,395 |
| Investment in held to maturity securities | 1,908,047 | 1,406,589 |
| Accounts receivable, net | 785,877 | 702,038 |
| Vehicle pooling costs | 132,638 | 123,725 |
| Inventories | 43,639 | 39,973 |
| Income taxes receivable | — | 6,574 |
| Prepaid expenses and other assets | 33,872 | 26,310 |
| Total current assets | 4,418,184 | 3,262,604 |
| Property and equipment, net | 3,175,838 | 2,844,339 |
| Operating lease right-of-use assets | 116,301 | 108,139 |
| Intangibles, net | 74,088 | 62,702 |
| Goodwill | 513,909 | 394,289 |
| Other assets | 129,444 | 65,806 |
| Total assets | $ 8,427,764 | $ 6,737,879 |
| **LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 518,148 | $ 440,810 |
| Deferred revenue | 28,121 | 26,117 |
| Income taxes payable | 60,994 | 4,374 |
| Current portion of operating and finance lease liabilities | 21,304 | 21,468 |
| Total current liabilities | 628,567 | 492,769 |
| Deferred income taxes | 93,653 | 89,492 |
| Income taxes payable | 59,560 | 69,193 |
| Operating and finance lease liabilities, net of current portion | 97,429 | 88,082 |
| Long-term debt and other liabilities, net of discount | — | 10,903 |
| Total liabilities | 879,209 | 750,439 |
| Commitments and contingencies | | |
| Redeemable non-controlling interest | 24,544 | — |
| Stockholders' equity: | | |
| Preferred stock: $0.0001 par value—5,000,000 shares authorized; none issued | — | — |
| Common stock: $0.0001 par value—1,600,000,000 shares authorized; 962,967,011 and 957,344,162 shares issued and outstanding, respectively | 96 | 96 |
| Additional paid-in capital | 1,120,985 | 938,910 |
| Accumulated other comprehensive loss | (142,972) | (141,006) |
| Retained earnings | 6,545,902 | 5,189,440 |
| Total stockholders' equity | 7,524,011 | 5,987,440 |
| Total liabilities, redeemable noncontrolling interests and stockholders' equity | $ 8,427,764 | $ 6,737,879 |

The accompanying notes are an integral part of these consolidated financial statements.

**COPART, INC.**
**CONSOLIDATED STATEMENTS OF INCOME**
**(in thousands, except per share amounts)**

| | | Year Ended July 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| Service revenues and vehicle sales: | | | | | | |
| Service revenues | $ | 3,561,002 | $ | 3,198,128 | $ | 2,853,040 |
| Vehicle sales | | 675,821 | | 671,390 | | 647,881 |
| Total service revenues and vehicle sales | | 4,236,823 | | 3,869,518 | | 3,500,921 |
| Operating expenses: | | | | | | |
| Yard operations | | 1,710,084 | | 1,518,029 | | 1,309,497 |
| Cost of vehicle sales | | 619,487 | | 614,498 | | 585,203 |
| General and administrative | | 335,229 | | 250,422 | | 231,224 |
| Total operating expenses | | 2,664,800 | | 2,382,949 | | 2,125,924 |
| Operating income | | 1,572,023 | | 1,486,569 | | 1,374,997 |
| Other income (expense): | | | | | | |
| Interest income (expense), net | | 145,673 | | 65,928 | | (16,688) |
| Loss on extinguishment of debt | | — | | — | | (16,759) |
| Other income (expense), net | | (3,095) | | 1,831 | | (596) |
| Total other income | | 142,578 | | 67,759 | | (34,043) |
| Income before income taxes | | 1,714,601 | | 1,554,328 | | 1,340,954 |
| Income tax expense | | 352,254 | | 316,587 | | 250,824 |
| Net income | | 1,362,347 | | 1,237,741 | | 1,090,130 |
| Less: Net income (loss) attributable to redeemable noncontrolling interest | | (673) | | — | | — |
| Net income attributable to Copart, Inc. | $ | 1,363,020 | $ | 1,237,741 | $ | 1,090,130 |
| | | | | | | |
| Basic net income per common share | $ | 1.42 | $ | 1.30 | $ | 1.15 |
| Weighted average common shares outstanding | | 960,739 | | 953,574 | | 949,676 |
| | | | | | | |
| Diluted net income per common share | $ | 1.40 | $ | 1.28 | $ | 1.13 |
| Diluted weighted average common shares outstanding | | 974,798 | | 966,647 | | 964,604 |

The accompanying notes are an integral part of these consolidated financial statements.

**COPART, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(in thousands)**

| | | Year Ended July 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| Comprehensive income, net of tax: | | | | | | |
| Net income | $ | 1,362,347 | $ | 1,237,741 | $ | 1,090,130 |
| Other comprehensive income: | | | | | | |
| Foreign currency translation adjustments | | (1,966) | | 28,359 | | (68,505) |
| Comprehensive income | $ | 1,360,381 | $ | 1,266,100 | $ | 1,021,625 |
| Less: Comprehensive income/(loss) attributable to redeemable noncontrolling interest | $ | (673) | $ | — | $ | — |
| Comprehensive income attributable to Copart, Inc. | $ | 1,361,054 | $ | 1,266,100 | $ | 1,021,625 |

The accompanying notes are an integral part of these consolidated financial statements.

# COPART, INC.
## CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Stockholders' Equity | Redeemable Noncontrolling Interest |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Outstanding Shares | Amount | | | | | |
| **Balances at July 31, 2021** | 948,057,092 | $ 96 | $ 761,762 | $ (100,860) | $ 2,868,203 | $ 3,529,201 | $ — |
| Net income | — | — | — | — | 1,090,130 | 1,090,130 | — |
| Currency translation adjustment | — | — | — | (68,505) | — | (68,505) | — |
| Exercise of stock options, net of repurchased shares | 3,620,988 | — | 28,108 | — | (1,925) | 26,183 | — |
| Employee stock-based compensation | 110,796 | — | 38,965 | — | — | 38,965 | — |
| Shares issued for Employee Stock Purchase Plan | 375,020 | — | 9,625 | — | — | 9,625 | — |
| **Balances at July 31, 2022** | 952,163,896 | 96 | 838,460 | (169,365) | 3,956,408 | 4,625,599 | — |
| Net income | — | — | — | — | 1,237,741 | 1,237,741 | — |
| Currency translation adjustment | — | — | — | 28,359 | — | 28,359 | — |
| Exercise of stock options, net of repurchased shares | 4,473,888 | — | 49,679 | — | (4,709) | 44,970 | — |
| Employee stock-based compensation | 257,700 | — | 39,673 | — | — | 39,673 | — |
| Shares issued for Employee Stock Purchase Plan | 448,678 | — | 11,098 | — | — | 11,098 | — |
| **Balances at July 31, 2023** | 957,344,162 | 96 | 938,910 | (141,006) | 5,189,440 | 5,987,440 | — |
| Net income | — | — | — | — | 1,363,020 | 1,363,020 | (673) |
| Currency translation adjustment | — | — | — | (1,966) | — | (1,966) | — |
| Acquisition of controlling interest | 2,499,993 | — | 112,075 | — | — | 112,075 | 25,217 |
| Exercise of stock options, net of repurchased shares | 2,560,852 | — | 24,260 | — | (6,558) | 17,702 | — |
| Employee stock-based compensation | 246,962 | — | 33,334 | — | — | 33,334 | — |
| Shares issued for Employee Stock Purchase Plan | 315,042 | — | 12,406 | — | — | 12,406 | — |
| **Balances at July 31, 2024** | 962,967,011 | $ 96 | $ 1,120,985 | $ (142,972) | $ 6,545,902 | $ 7,524,011 | $ 24,544 |

The accompanying notes are an integral part of these consolidated financial statements.

**COPART, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(in thousands)**

| | Year Ended July 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| **Cash flows from operating activities:** | | | |
| Net income | $ 1,362,347 | $ 1,237,741 | $ 1,090,130 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization, including debt cost | 190,256 | 159,684 | 138,605 |
| Allowance for credit losses | 3,914 | 1,946 | 1,349 |
| Gain on extinguishment of liabilities | (4,058) | — | — |
| Equity in losses of unconsolidated affiliates | 2,241 | 5,347 | 284 |
| Stock-based compensation | 35,234 | 39,673 | 38,965 |
| Gain on sale of property and equipment | (2,386) | (1,846) | (939) |
| Loss on extinguishment of debt | — | — | 16,759 |
| Deferred income (benefits) taxes | (847) | 9,946 | 17,017 |
| Changes in operating assets and liabilities, net of effects from acquisitions: | | | |
| Accounts receivable | (145,385) | (123,207) | (97,750) |
| Vehicle pooling costs | (9,542) | (10,989) | (18,342) |
| Inventories | (3,698) | 26,549 | (10,851) |
| Prepaid expenses and other current and non-current assets | (71,067) | (59,949) | (5,156) |
| Operating lease right-of-use assets and lease liabilities | 1,064 | 350 | 715 |
| Accounts payable and accrued liabilities | 59,528 | 18,010 | 36,306 |
| Deferred revenue | 1,867 | 5,896 | (574) |
| Income taxes receivable | 6,561 | 33,193 | (29,884) |
| Income taxes payable | 46,535 | 21,866 | 49 |
| Net cash provided by operating activities | 1,472,564 | 1,364,210 | 1,176,683 |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment | (510,990) | (516,636) | (337,448) |
| Assets and liabilities acquired in connection with acquisition | 17,662 | — | (106,604) |
| Proceeds from sale of property and equipment | 4,166 | 33,919 | 4,333 |
| Investment in held to maturity securities | (4,087,162) | (1,406,588) | (374,866) |
| Proceeds from the sale of held to maturity securities | 3,645,000 | — | 374,866 |
| Investment in unconsolidated affiliate | (8,755) | (2,744) | (2,591) |
| Net cash used in investing activities | (940,079) | (1,892,049) | (442,310) |
| **Cash flows from financing activities:** | | | |
| Proceeds from the exercise of stock options | 24,260 | 49,679 | 28,108 |
| Proceeds from the issuance of Employee Stock Purchase Plan shares | 12,406 | 11,098 | 9,625 |
| Payments for employee stock-based tax withholdings | (6,558) | (4,709) | (1,925) |
| Issuance of principal on revolver facility | — | 44,494 | — |
| Principal payments on revolver facility | (10,821) | (33,924) | — |
| Debt offering costs | — | — | (1,212) |
| Principal payments on long-term debt | — | — | (416,759) |
| Payments of finance lease obligations | (14) | (23) | (530) |
| Net cash provided by (used in) financing activities | 19,273 | 66,615 | (382,693) |
| Effect of foreign currency translation | 4,958 | 34,383 | (15,704) |
| Net (decrease) increase in cash, cash equivalents, and restricted cash | 556,716 | (426,841) | 335,976 |
| Cash, cash equivalents, and restricted cash at beginning of period | 957,395 | 1,384,236 | 1,048,260 |
| Cash, cash equivalents, and restricted cash at end of period | $ 1,514,111 | $ 957,395 | $ 1,384,236 |
| **Supplemental disclosure of cash flow information:** | | | |
| Interest paid | $ 3,127 | $ 2,614 | $ 18,539 |
| Income taxes paid, net of refunds | $ 285,891 | $ 257,514 | $ 263,226 |

The accompanying notes are an integral part of these consolidated financial statements.

**COPART, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**JULY 31, 2024**

## NOTE 1 — Summary of Significant Accounting Policies

### Basis of Presentation and Description of Business

Copart, Inc. ("the Company") provides vehicle sellers with a full range of services to process and sell vehicles over the internet through the Company's Virtual Bidding Third Generation ("VB3") internet auction-style sales technology. Vehicle sellers consist primarily of insurance companies, but also include dealers, individuals, charities, rental, banks, finance companies, and fleet operators. The Company sells principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers, exporters, and directly to the general public. The majority of vehicles sold on behalf of insurance companies are either damaged vehicles deemed a total loss or not economically repairable by the insurance companies or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. The Company offers vehicle sellers a full range of services that expedite each stage of the vehicle sales process, minimize administrative and processing costs and maximize the ultimate sales price through the online auction process. In the United States ("U.S."), Canada, Brazil, the Republic of Ireland, Finland, the United Arab Emirates ("U.A.E."), Oman, and Bahrain, the Company sells vehicles primarily as an agent and derives revenue primarily from auction and auction-related sales transaction fees charged for vehicle remarketing services as well as fees for services subsequent to the auction, such as delivery and storage. In the United Kingdom ("U.K."), Germany, and Spain, the Company operates both as an agent and on a principal basis, in some cases purchasing salvage vehicles outright and reselling the vehicles for its own account. In Germany and Spain, the Company also derives revenue from listing vehicles on behalf of insurance companies and insurance experts to determine the vehicle's residual value and/or to facilitate a sale for the insured.

The consolidated financial statements of the Company include the accounts of the parent company and its wholly-owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

On October 3, 2022, the Company's Board of Directors approved a two-for-one common stock split effected in the form of a stock dividend subject to and contingent upon, among other things, obtaining stockholder approval of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock. On October 31, 2022, the Company's stockholders approved such increase at a special meeting of stockholders. As such, on November 3, 2022, the Company effected the two-for-one stock dividend to stockholders of record as of October 6, 2022.

On August 4, 2023, the Company's Board of Directors approved a two-for-one common stock split effected in the form of a stock dividend entitling each stockholder of record to receive one additional share of common stock for every one share owned. On August 21, 2023, the Company effected the two-for-one stock dividend to stockholders of record as of August 14, 2023.

Both stock dividends increased the number of shares of common stock outstanding and all share and per share amounts have been retroactively adjusted for the stock dividends, as of the date earliest presented in these financial statements to the conform to current year presentation.

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates include, but are not limited to, vehicle pooling costs; income taxes; stock-based compensation; and contingencies. Actual results may differ from these estimates.

### Revenue Recognition

The Company's primary performance obligation is the auctioning of consigned vehicles through an online auction process. Service revenue and vehicle sales revenue are recognized at the date the vehicles are sold at auction, excluding annual registration fees. Costs to prepare the vehicles for auction, including inbound transportation costs and titling fees, are deferred and recognized at the time of revenue recognition at auction.

The Company's disaggregation between service revenues and vehicle sales at the segment level reflects how the nature, timing, amount and uncertainty of its revenues and cash flows are impacted by economic factors. The Company reports sales taxes on relevant transactions on a net basis in the Company's consolidated results of operations, and therefore does not include sales taxes in revenues or costs.

### *Service Revenues*

The Company's service revenues consist of auction and auction-related sales transaction fees charged for vehicle remarketing services. Within this revenue category, the Company's primary performance obligation is the auctioning of consigned vehicles through an online auction process. These auction and auction-related services may include a combination of (i) vehicle purchasing fees, vehicle listing fees, and vehicle selling fees that can be based on a predetermined percentage of the vehicle sales price, tiered vehicle sales price driven fees, or at a fixed fee based on the sale of each vehicle regardless of the selling price of the vehicle; (ii) transportation fees for the cost of transporting the vehicle to or from the Company's facility; (iii) title processing and preparation fees; (iv) vehicle storage fees; (v) bidding fees; and (vi) vehicle loading fees. These services are not distinct within the context of the contract. Accordingly, revenue for these services is recognized when the single performance obligation is satisfied at the completion of the auction process. The Company does not take ownership of these consigned vehicles, which are stored at the Company's facilities located throughout the U.S. and at its international locations. These fees are recognized as net revenue (not gross vehicle selling price) at the time of auction in the amount of such fees charged.

The Company has a separate performance obligation related to providing access to its online auction platform as the Company charges members an annual registration fee for the right to participate in its online auctions and access the Company's bidding platform. This fee is recognized ratably over the term of the arrangement, generally one year, as each day of access to the online auction platform represents the best depiction of the transfer of the service.

No provision for returns has been established, as all sales are final with no right of return or warranty, except for separately identified vehicles subject to an arbitration policy, although the Company provides for expected credit losses in the case of non-performance by its buyers or sellers.

| (In thousands) | Year Ended July 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Service revenues | | | |
| United States | $3,126,102 | $2,841,641 | $2,533,165 |
| International | 434,900 | 356,487 | 319,875 |
| Total service revenues | $3,561,002 | $3,198,128 | $2,853,040 |

### *Vehicle sales*

Certain vehicles are purchased and remarketed on the Company's own behalf. The Company has a single performance obligation related to the sale of these vehicles, which is the completion of the online auction process. Vehicle sales revenue is recognized on the auction date. As the Company acts as a principal in vehicle sales transactions, the gross sales price at auction is recorded as revenue.

| (In thousands) | Year Ended July 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Vehicle sales | | | |
| United States | $ 338,633 | $ 348,007 | $ 411,985 |
| International | 337,188 | 323,383 | 235,896 |
| Total vehicle sales | $ 675,821 | $ 671,390 | $ 647,881 |

*Contract assets*

The Company capitalizes certain contract assets related to obtaining a contract, where the amortization period for the related asset is greater than one year. These assets are amortized over the expected life of the customer relationship. Contract assets are classified as current or long-term other assets, based on the timing of when the Company expects to recognize the related revenues and are amortized as an offset to the associated revenues on a straight-line basis. The Company assesses these costs for impairment at least quarterly and as "triggering" events occur that indicate it is more likely than not that an impairment exists. The contract asset costs where the amortization period for the related asset is one year or less are expensed as incurred and recorded within general and administrative expenses in the accompanying consolidated statements of income.

The change in the carrying amount of contract assets was as follows (In thousands):

| | | |
|---|---|---:|
| Balance as of July 31, 2022 | $ | 4,778 |
| Capitalized contract assets during the period | | 26,540 |
| Costs amortized during the period | | (5,770) |
| Effect of foreign currency exchange rates | | 178 |
| Balance as of July 31, 2023 | $ | 25,726 |
| Capitalized contract assets during the period | | 32,622 |
| Costs amortized during the period | | (9,017) |
| Effect of foreign currency exchange rates | | (93) |
| Balance as of July 31, 2024 | $ | 49,238 |

***Vehicle Pooling Costs***

The Company defers costs that relate directly to the fulfillment of its contracts associated with vehicles consigned to and received by the Company, but not sold as of the end of the period. The Company quantifies the deferred costs using a calculation that includes the number of vehicles at its facilities at the beginning and end of the period, the number of vehicles sold during the period, and an allocation of certain yard operation costs for the period. The primary expenses allocated and deferred are inbound transportation costs, titling fees, certain facility costs, labor, and vehicle processing costs. If the allocation factors change, then yard operation expenses could increase or decrease correspondingly in the future. These costs are expensed into yard operations expenses as vehicles are sold in subsequent periods on an average cost basis.

***Foreign Currency Translation***

The Company records foreign currency translation adjustments from the process of translating the functional currency of the financial statements of its foreign subsidiaries into the U.S. dollar reporting currency. The Pounds Sterling, Canadian dollar, Brazilian real, European Union euro, U.A.E. dirham, Omani rial, and Bahraini dinar are the functional currencies of the Company's foreign subsidiaries as they are the primary currencies within the economic environment in which each subsidiary operates. The original equity investment in the respective subsidiaries is translated at historical rates. Assets and liabilities of the respective subsidiary's operations are translated into U.S. dollars at period-end exchange rates, and revenues and expenses are translated into U.S. dollars at average exchange rates in effect during each reporting period. Adjustments resulting from the translation of each subsidiary's financial statements are reported in other comprehensive income.

The cumulative effects of foreign currency exchange rate fluctuations were as follows (In thousands):

| | | |
|---|---|---:|
| Cumulative loss on foreign currency translation as of July 31, 2022 | $ | (169,365) |
| Gain on foreign currency translation | | 28,359 |
| Cumulative loss on foreign currency translation as of July 31, 2023 | $ | (141,006) |
| Loss on foreign currency translation | | (1,966) |
| Cumulative loss on foreign currency translation as of July 31, 2024 | $ | (142,972) |

### *Fair Value of Financial Instruments*

The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in U.S. GAAP. In accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, the Company considers fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

| | |
|---|---|
| Level I | Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets. |
| Level II | Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. |
| Level III | Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management's best estimate. |

The amounts recorded for financial instruments in the Company's consolidated financial statements, which included cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, and amounts outstanding under the Revolving Loan Facility approximated their fair values as of July 31, 2024 and 2023, due to the short-term nature of those instruments and are classified within Level II of the fair value hierarchy. Cash equivalents and long-term debt are classified within Level II of the fair value hierarchy because they are valued using quoted market prices. Held to maturity investments are classified within Level I of the fair value hierarchy because they are valued at quoted prices for identical assets that are traded in active markets. See *Note 9 – Long-Term Debt* and *Note 10 – Fair Value Measurements.*

### *Cost of Vehicle Sales*

Cost of vehicle sales includes the purchase price of vehicles sold for the Company's own account.

### *Yard Operations*

Yard operations expenses consist primarily of operating personnel (which includes yard management, clerical and yard employees); rent; vehicle transportation; insurance; property-related taxes; fuel; equipment maintenance and repair; and marketing costs directly related to the auction process.

### *General and Administrative Expenses*

General and administrative expenses consist primarily of executive management, accounting, data processing, sales personnel, professional services, marketing expenses, and system maintenance and enhancements.

### *Advertising*

All advertising costs are expensed as incurred and are included in yard operations expenses for costs directly related to the auction process and the remainder in general and administrative expenses on the consolidated statements of income. Advertising expenses were $26.1 million, $17.8 million, and $15.4 million for the years ended July 31, 2024, 2023, and 2022, respectively.

### *Other Income (Expense)*

Other income (expense) consists primarily of interest income on U.S. Treasury Bills on held to maturity securities, interest expense on long-term debt; foreign exchange rate gains and losses; gains and losses from the disposal of assets, which will fluctuate based on the nature of these activities each period; and earnings from unconsolidated entities.

### *Income Taxes and Deferred Tax Assets*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, their respective tax basis, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company considers the need to maintain a valuation allowance on deferred tax assets based on an assessment of whether it is more likely than not that the Company would realize those deferred tax assets based on future reversals of existing taxable temporary differences and the ability to generate sufficient taxable income within the carryforward period available under the applicable tax law. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Excess tax benefits and deficiencies related to exercises of stock options are recognized as expense or benefit in the consolidated statements of income as discrete items in the reporting period in which they occur.

The Company applies the provisions of the accounting standard for uncertain tax positions to its income taxes. In determining net income for financial statement purposes, the Company makes certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities. In the ordinary course of business, there may be transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the interpretation and application of complex tax laws, and judgment may be necessary to (i) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (ii) measure the amount of tax benefit that qualifies for recognition. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what is reflected in the historical income tax provisions and accruals. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

### *Net Income Per Share*

Basic net income per share amounts were computed by dividing consolidated net income by the weighted average number of common shares outstanding during the period. Diluted net income per share amounts were computed by dividing consolidated net income by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options, restricted stock, restricted stock units, and performance stock units outstanding during the period using the treasury stock method.

### *Redeemable Noncontrolling Interest*

Redeemable noncontrolling interests represent a 20% noncontrolling ownership in Purple Wave, a consolidated subsidiary of the Company. Redeemable noncontrolling interests are presented outside of permanent equity on the consolidated balance sheets as they are redeemable by the holders of the noncontrolling interest and the redemption is outside the control of the Company. The redeemable noncontrolling interests were initially recorded at their issuance date fair value of $25.2 million. We record the carrying amount of the redeemable noncontrolling interests at the greater of (i) the initial carrying amount, increased or decreased for the noncontrolling interest's share of net income or loss and its share of other comprehensive income or loss, and dividends or (ii) the redemption value. For interests that are redeemable in the future, we recognize changes in the redemption value immediately as they occur.

### *Cash, Cash Equivalents, and Restricted Cash and Investments*

The Company considers all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents. Cash, cash equivalents, and restricted cash include cash held in checking, certificates of deposit, U.S. Treasury Bills, and money market accounts. The Company periodically invests its excess cash in money market funds and U.S. Treasury Bills. The Company's cash, cash equivalents, and restricted cash are placed with high credit quality financial institutions.

The Company has held to maturity securities comprised of U.S. Treasury Bills. These investments are classified as held to maturity as the Company has the intent and ability to hold these investments until they mature. The held to maturity securities mature within the next 12 months. The table below shows the amortized cost, associated gross unrealized gains and associated fair value of held to maturity securities (in thousands).

| (In thousands) | | July 31, 2024 | | | | |
|---|---|---|---|---|---|---|
| | | **Amortized Cost** | | **Gross Unrealized Gains** | | **Fair Value** |
| Investment in held to maturity securities | $ | 1,908,047 | $ | 18,298 | $ | 1,926,345 |

| (In thousands) | | July 31, 2023 | | | | |
|---|---|---|---|---|---|---|
| | | **Amortized Cost** | | **Gross Unrealized Gains** | | **Fair Value** |
| Investment in held to maturity securities | $ | 1,406,589 | $ | 8,314 | $ | 1,414,903 |

### *Inventory*

Inventories of purchased vehicles are stated at the lower of cost or estimated realizable value. Cost includes the Company's cost of acquiring ownership of the vehicle. The cost of vehicles sold is charged to cost of vehicle sales as sold on a specific identification basis.

### *Accounts Receivable*

Accounts receivable, which consist primarily of advance charges receivable from the Company's sellers and the gross sales price of the vehicle due from buyers, are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. Advance charges receivable represents amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold.

### *Concentration of Credit Risk*

Financial instruments, which subject the Company to potential credit risk, consist of its cash, cash equivalents, and restricted cash, short-term investments and accounts receivable. The Company adheres to its investment policy when placing investments. The investment policy has established guidelines to limit the Company's exposure to credit risk by placing investments with high credit quality financial institutions, diversifying its investment portfolio, limiting investments in any one issuer or pooled fund and placing investments with maturities that maintain safety and liquidity. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes that the financial risks associated with these financial instruments are minimal.

The Company generally does not require collateral on its accounts receivable. The Company estimates its allowances for credit loss based on historical collection trends, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due account balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amounts due. The Company does not have off-balance sheet credit exposure related to its customers, and to date, the Company has not experienced significant credit-related losses.

No single customer accounted for more than 10% of the Company's consolidated revenues for the years ended July 31, 2024, 2023, and 2022.

### *Property and Equipment*

Property and equipment is stated at cost, less accumulated depreciation and amortization. Property and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the respective improvements, which is between seven and ten years. Significant improvements which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives: three to seven years for internally developed or purchased software; three to twenty years for transportation and other equipment; three to five years for office furniture and equipment; and seven to forty years or the lease term, whichever is shorter, for buildings and improvements. Amortization of equipment under finance leases is included in depreciation expense.

*Goodwill*

In accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), goodwill is not amortized but is tested for potential impairment, at a minimum on an annual basis, or when indications of potential impairment exist. The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a reporting unit. The Company has identified two reporting units, which are consistent with its two operating and reportable segments, U.S. and International. The Company evaluates goodwill for impairment annually as of the beginning of the fourth quarter, or when an indicator of impairment exists.

*Capitalized Software Costs*

The Company capitalizes system development costs and website development costs related to the enterprise computing services during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, generally three to seven years. The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that impact the recoverability of these assets. Total gross capitalized software as of July 31, 2024 and 2023 was $105.0 million and $89.6 million respectively. Accumulated amortization expense related to software as of July 31, 2024 and 2023 totaled $68.0 million and $59.7 million, respectively.

*Stock-Based Compensation*

The Company accounts for stock-based awards to employees and non-employees using the fair value method as required by ASC 718, *Compensation—Stock Compensation* ("ASC 718"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, consultants and directors based on estimated fair value. ASC 718 requires companies to estimate the fair value of stock-based awards on the measurement date. The value of the portion of the award that is ultimately expected to vest is recognized in expense over the requisite service periods.

*Comprehensive Income*

Comprehensive income includes all changes in stockholders' equity during a period from non-stockholder sources. For the years ended July 31, 2024, 2023 and 2022, accumulated other comprehensive income (loss) was the effect of foreign currency translation adjustments. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested.

*Recently Issued Accounting Pronouncements*

*Pending*

In March 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323) ("ASU 2023-02"), which allows the option for reporting entities to elect to account for their tax equity investments, using the proportional amortization method if certain conditions are met. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company's adoption of ASU 2023-02 is not expected to have a material impact on the Company's consolidated results of operations and financial position.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07'), which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating ASU 2023-07 to determine its impact on the Company's disclosures.

On December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures ("ASU 2023-09") to expand the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Management is currently evaluating ASU 2023-09 to determine its impact on the Company's disclosures.

**Note 2 — Acquisitions**

*Fiscal Year 2024 Transactions*

On October 6, 2023, the Company acquired an 80% controlling ownership in Purple Wave, an online offsite heavy equipment auction company. The Company acquired the controlling ownership by issuing 2.5 million shares of the Company's common stock which was equal to the $108.0 million acquisition price divided by the 10-day volume average weighted price of the Company's common stock prior to closing. Under U.S. GAAP, the fair value of the merger consideration paid for Purple Wave was $112.1 million and was determined on the basis of the closing price of the Company's common stock on October 6, 2023. Substantially all of the merger consideration has preliminarily been allocated to intangible assets, including goodwill. The fair value of the 20% redeemable noncontrolling interest in Purple Wave was $25.2 million, and was estimated by applying the transaction method. Refer to *Note 1 — Summary of Significant Accounting Policies* for more details regarding the redeemable noncontrolling interests. Acquisition costs reflected in the general administrative line on the income statement were $1.2 million. The Company has finalized the allocation of fair value for acquired assets and liabilities. The resulting impact to the balance sheet and income statement were immaterial.

### *Fiscal year 2022 Transactions*

On July 5, 2022, the Company acquired 100% of the voting stock of ILT Project Limited which conducts business primarily as Hills Motors Co. the Green Parts Specialists ("Hills"), which is a leading parts recycler in the U.K. Hills predominantly sells recycled parts to the public. The purchase price paid for Hills was $106.6 million paid with cash on hand.

On July 14, 2023 the U.K. Competition and Markets Authority approved the merger of Copart and Hills. With the approval of the merger the Company finalized the allocation of the fair value for acquired assets and liabilities. The resulting impact to the balance sheet and income statement were immaterial.

### NOTE 3 — Accounts Receivable, Net

Accounts receivable, net consisted of:

| (In thousands) | July 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Advance charges receivable | $ 598,805 | $ 537,261 |
| Trade accounts receivable | 173,652 | 157,083 |
| Other receivables | 25,953 | 16,334 |
| | 798,410 | 710,678 |
| Less: Allowance for credit loss | (12,533) | (8,640) |
| Accounts receivable, net | $ 785,877 | $ 702,038 |

Advance charges receivable represents amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Advance charges are recovered within one year. Trade accounts receivable includes fees and gross auction proceeds to be collected from insurance companies and buyers.

### NOTE 4 — Property and Equipment, Net

Property and equipment, net consisted of the following:

| (In thousands) | July 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Land | $ 2,027,639 | $ 1,812,001 |
| Buildings and improvements | 1,482,891 | 1,339,820 |
| Transportation and other equipment | 604,977 | 490,136 |
| Office furniture and equipment | 97,576 | 91,031 |
| Software | 105,001 | 89,575 |
| | 4,318,084 | 3,822,563 |
| Less: Accumulated depreciation and amortization | (1,142,246) | (978,224) |
| Property and equipment, net | $ 3,175,838 | $ 2,844,339 |

Depreciation expense on property and equipment was $167.7 million, $139.9 million and $121.3 million for the years ended July 31, 2024, 2023, and 2022, respectively. Amortization expense of software was $8.6 million, $7.2 million, and $9.2 million for the years ended July 31, 2024, 2023 and 2022, respectively.

## NOTE 5— Leases

The Company has both lessee and lessor arrangements. The Company determines whether a contract is or contains a lease at the inception of the contract or at any subsequent modification. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment. Depending on the terms, leases are classified as either operating or finance leases if the Company is the lessee, or as operating, sales-type, or direct financing leases if the Company is the lessor. Certain of the Company's lessee and lessor leases have renewal options to extend the leases for additional periods at the Company's discretion.

### *Leases - Lessee*

The Company leases certain facilities and certain equipment under non-cancelable finance and operating leases, which are recorded as right-of-use assets and lease liabilities. Certain leases provide the Company with either a right of first refusal to acquire or an option to purchase a facility at fair value. Certain leases also contain escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or a concession, such as a rent holiday or tenant improvement allowance, the Company includes these items in the determination of the right-of-use asset and the lease liabilities. The effects of these escalation clauses or concessions have been reflected in lease expense on a straight-line basis over the expected lease term and any variable lease payments subsequent to establishing the lease liability are expensed as incurred. The lease term commences on the date when the Company has the right to control the use of the leased property, which is typically before lease payments are due under the terms of the lease. Certain of the Company's leases have renewal periods up to 40 years, exercisable at the Company's option, and generally require the Company to pay property taxes, insurance and maintenance costs, in addition to the lease payments. At lease inception, the Company includes all renewals or option periods that are reasonably certain to be exercised when determining the expected lease term, as failure to renew the lease would impose an economic penalty.

Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the expected lease term. To determine the present value of lease payments not yet paid, the Company estimates incremental borrowing rates based on the information available at the lease commencement date, as rates are not implicitly stated in the Company's leases.

Components of lease expense were as follows:

| (In thousands) | Year Ended July 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Operating lease expense | $ 26,222 | $ 26,646 |
| Finance lease expense: | | |
| Amortization of right-of-use assets | 14 | 23 |
| Interest on finance lease liabilities | — | 1 |
| Short-term lease expense | 4,371 | 4,554 |
| Variable lease expense | 1,359 | 1,178 |
| Total lease expense | $ 31,966 | $ 32,402 |

The components of right-of-use assets and lease liabilities on the consolidated balance sheets were as follows (In thousands):

| Lease Asset and Liabilities | Balance Sheet Classification (In thousands) | July 31, 2024 | July 31, 2023 |
|---|---|---|---|
| Operating lease right-of-use assets | Operating lease right-of-use assets | $ 116,301 | $ 108,139 |
| Finance lease right-of-use assets | Property and equipment, net | — | 30 |
| Total lease assets, net | | $ 116,301 | $ 108,169 |
| | | | |
| Operating lease liabilities - current | Current portion of operating and finance lease liabilities | $ 21,304 | $ 21,455 |
| Finance lease liabilities - current | Current portion of operating and finance lease liabilities | — | 13 |
| Operating lease liabilities - non-current | Operating and finance lease liabilities, net of current portion | 97,429 | 88,082 |
| Finance lease liabilities - non-current | Operating and finance lease liabilities, net of current portion | — | — |
| Total lease liabilities | | $ 118,733 | $ 109,550 |

The weighted-average remaining lease terms and discount rates as of July 31, 2024 were as follows:

| | Weighted-Average Remaining Lease Term (In years) | Weighted-Average Discount Rate[1] |
|---|---|---|
| Operating leases | 8.57 | 3.95 % |

(1) The Company cannot determine the interest rate implicit in the Company's leases. Therefore, the discount rate represents the Company's incremental borrowing rate and is determined based on the risk-free rate, adjusted for the risk premium attributed to the Company's imputed corporate credit rating for a secured or collateralized instrument.

Supplemental cash flow information related to leases as of July 31, 2024 were as follows (In thousands):

| | Year Ended July 31, | |
|---|---|---|
| (In thousands) | 2024 | 2023 |
| Cash paid for amounts included in the measurement of lease liabilities | | |
| Operating cash flows related to operating leases | $ 25,320 | $ 26,428 |
| Operating cash flows related to finance leases | — | 1 |
| Financing cash flows related to finance leases | 14 | 23 |
| Right-of-use assets obtained in exchange for new operating lease liabilities | 37,172 | 21,149 |
| Right-of-use assets obtained in exchange for new finance lease liabilities | — | — |

The annual maturities of the Company's lease liabilities as of July 31, 2024 were as follows:

| Fiscal Year (In thousands) | Operating Leases |
|---|---|
| 2025 | $ 24,745 |
| 2026 | 20,978 |
| 2027 | 17,028 |
| 2028 | 15,513 |
| 2029 | 13,634 |
| Thereafter | 47,809 |
| Total future lease commitments | $ 139,707 |
| Less: imputed interest | (20,974) |
| Present value of lease liabilities | $ 118,733 |

*Leases - Lessor*

The Company's lessor arrangements include certain facilities and various land locations, of which each qualifies as an operating lease. Certain leases also contain escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or a concession, such as a rent holiday or tenant improvement allowance, the Company includes these items in the determination of the straight-line rental income. The effects of these escalation clauses or concessions have been reflected in lease payments receivable on a straight-line basis over the expected lease term and any variable lease income subsequent to establishing the receivable will be recognized as earned.

Future lease payments receivable under operating leases with terms greater than one year as of July 31, 2024 were as follows:

| Fiscal Year (In thousands) | Operating Leases |
|---|---:|
| 2025 | $ 5,653 |
| 2026 | 5,209 |
| 2027 | 5,225 |
| 2028 | 4,493 |
| 2029 | 3,395 |
| Thereafter | 1,628 |
| Total future lease payments receivable | $ 25,603 |

The cost of the leased space was $50.3 million and $51.2 million as of July 31, 2024 and 2023, respectively. The accumulated depreciation associated with the leased assets was $4.6 million and $3.8 million as of July 31, 2024 and 2023, respectively. Both the leased assets and accumulated depreciation are included in Property and equipment, net on the consolidated balance sheets. Rental income from these operating leases was $17.6 million and $18.8 million for the years ended July 31, 2024 and 2023, respectively, and is included within service revenues on the consolidated statements of income.

## NOTE 6 — Goodwill

The change in the carrying amount of goodwill was as follows:

| | July 31, | |
|---|---:|---:|
| (In thousands) | 2024 | 2023 |
| Beginning balance | $ 394,289 | $ 401,954 |
| Adjustments related to business combinations | 120,153 | (14,249) |
| Effect of foreign currency exchange rates | (533) | 6,584 |
| Ending balance | $ 513,909 | $ 394,289 |

In accordance with the guidance in ASC 350, goodwill is tested for impairment on an annual basis or upon the occurrence of circumstances that indicate that goodwill may be impaired.

The Company's annual goodwill impairment analysis, which was performed qualitatively during the fourth quarter of fiscal 2024 and 2023, did not result in an impairment charge. This qualitative analysis, considered all relevant factors specific to the reporting units, including macroeconomic conditions; industry and market considerations; overall financial performance; and relevant entity-specific events.

## NOTE 7 — Intangibles, Net

The following table sets forth intangible assets by major asset class:

| (In thousands, except remaining useful life) | Gross Carrying Amount July 31, 2024 | Gross Carrying Amount July 31, 2023 | Accumulated Amortization July 31, 2024 | Accumulated Amortization July 31, 2023 | Net Book Value July 31, 2024 | Net Book Value July 31, 2023 | Weighted Average Remaining Useful Life (in years) July 31, 2024 | Weighted Average Remaining Useful Life (in years) July 31, 2023 |
|---|---|---|---|---|---|---|---|---|
| Amortized intangibles: | | | | | | | | |
| Supply contracts and customer relationships | $ 84,228 | $ 84,614 | $(47,864) | $(37,614) | $ 36,364 | $ 47,000 | 4 | 4 |
| Trade names | 19,299 | 19,304 | (12,705) | (11,045) | 6,594 | 8,259 | 4 | 3 |
| Licenses and databases | 16,571 | 682 | (1,996) | (682) | 14,575 | — | 9 | 0 |
| Indefinite-lived intangibles: | | | | | | | | |
| Trade names: | 16,555 | 7,443 | — | — | 16,555 | 7,443 | 0 | 0 |
| Total intangibles | $136,653 | $112,043 | $(62,565) | $(49,341) | $ 74,088 | $ 62,702 | | |

Aggregate amortization expense on intangible assets was $13.4 million, $12.4 million, and $7.5 million for the years ended July 31, 2024, 2023, and 2022, respectively.

Intangible amortization expense for the next five fiscal years based upon July 31, 2024 intangible assets is expected to be as follows (In thousands):

| | |
|---|---|
| 2025 | $ (13,487) |
| 2026 | (12,257) |
| 2027 | (12,126) |
| 2028 | (11,134) |
| 2029 | (1,674) |
| Thereafter | (6,855) |
| Total future intangible amortization expense | $ (57,533) |

## NOTE 8 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

| (In thousands) | July 31, 2024 | July 31, 2023 |
|---|---|---|
| Accounts payable to sellers | $ 169,413 | $ 143,724 |
| Buyer deposits and prepayments | 155,911 | 138,476 |
| Trade accounts payable | 23,920 | 36,292 |
| Accrued compensation and benefits | 64,036 | 50,914 |
| Taxes payable | 8,220 | (512) |
| Accrued insurance | 11,065 | 4,850 |
| Other accrued liabilities | 85,583 | 67,066 |
| Total accounts payable and accrued expenses | $ 518,148 | $ 440,810 |

The Company is required to charge for and collect value added taxes ("VAT") on its sales on behalf of various international taxing authorities. The Company records VAT that the Company has billed to the buyers as VAT payable. In addition, the Company is required to pay VAT on its purchases. The Company records VAT that is charged by its vendors as VAT receivable. The Company is required to file VAT returns on at least a quarterly basis with the various international taxing authorities and is entitled to claim the VAT charged by the Company's vendors as VAT credit and these credits can be applied to the Company's VAT payables billed to the buyers. Accordingly, these VAT payables and receivables are presented as net amounts for financial statement purposes and are shown in the taxes payable line in the table above.

The Company is partially self-insured for certain losses related to general liability, workers' compensation and auto liability. Accrued insurance liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date, including an estimate for reported and unreported claims. The estimated liability is not discounted and is established based upon analysis of historical data, including the severity of the Company's frequency of claims, actuarial estimates and is reviewed periodically by management to ensure that the liability is appropriate.

## NOTE 9 –  Long-Term Debt

### *Credit Agreement*

On December 21, 2021, the Company entered into a Second Amended and Restated Credit Agreement by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent (the "Second Amended and Restated Credit Agreement"). The Second Amended and Restated Credit Agreement amends and restates certain terms of the First Amended and Restated Credit Agreement, dated as of July 21, 2020, by and among the Company, the lenders party thereto, and Bank of America, N.A., as administrative agent (as successor in interest to Wells Fargo Bank, National Association) (the "Existing Credit Agreement"). The Second Amended and Restated Credit Agreement provides for, among other things, (a) an increase in the secured revolving credit commitments by $200.0 million, bringing the aggregate principal amount of the revolving credit commitments under the Second Amended and Restated Credit Agreement (the "Revolving Loan Facility") to $1,250.0 million, (b) an increase in the letter of credit sublimit from $60.0 million to $100.0 million, (c) addition of Copart UK Limited, CPRT GmbH and Copart Autos España, S.L.U., each a wholly-owned direct or indirect foreign subsidiary of the Company, as borrowers, (d) addition of the ability to borrow under the Second and Amended and Restated Credit Agreement in certain foreign currencies including Pounds Sterling, Euro and Canadian Dollars, (e) extension of the maturity date of the revolving credit facility under the Existing Credit Agreement from July 21, 2023 to December 21, 2026, (f) replacing the LIBOR interest rate applicable to U.S. Dollar denominated borrowings with a SOFR-based interest rate, and (g) changing the pricing levels with respect to the revolving loans as further described below.

The Second and Amended and Restated Credit Agreement provides for a revolving loan facility (the "Revolving Loan Facility") of $1,250.0 million maturing on December 21, 2026 (including up to $550.0 million equivalent of borrowings in Pounds Sterling, European Union euro and Canadian dollars) with a $150.0 million equivalent sub-facility available to CPRT GmbH, a $150.0 million equivalent sub-facility available to Copart Autos España, S.L.U. and a $250.0 million equivalent sub-facility available to Copart UK Limited.  The proceeds may be used for general corporate purposes, including working capital and capital expenditures, potential share repurchases, acquisitions, or other investments relating to the Company's expansion strategies in domestic and international markets.

Borrowings under the Second Amended and Restated Credit Agreement bear interest based on, at our option, either (1) the applicable fixed rate plus 1.00% to 1.75% or (2) the daily rate plus 0.0% to 0.75%, in each case, depending on the Company's consolidated total net leverage ratio. Additionally, the unused revolving commitments under the Second Amended and Restated Credit Agreement are subject to the payment of a customary commitment fee at a range of 0.175% to 0.275%, depending on the Company's consolidated total net leverage ratio. The applicable fixed rates described above with respect to borrowings denominated in (1) U.S. Dollars is SOFR plus certain "spread adjustments" described in the Second Amended and Restated Credit Agreement, (2) Pounds Sterling is SONIA plus certain "spread adjustments" described in the Second Amended and Restated Credit Agreement, (3) the European Union euro is EURIBOR, and (4) Canadian dollars is CDOR. The Company had $0.0 million and $11.0 million outstanding borrowings under the Revolving Loan Facility as of July 31, 2024 and July 31, 2023, respectively.

The Company's obligations under the Second Amended and Restated Credit Agreement are guaranteed by certain of the Company's domestic subsidiaries meeting materiality thresholds set forth in the Second Amended and Restated Credit Agreement. Such obligations, including the guaranties, are secured by substantially all of the assets of the Company and the assets of the subsidiary guarantors pursuant to a Security Documents Confirmation Agreement as part of the Second Amended and Restated Credit Agreement.

The Second Amended and Restated Credit Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the Company's and its subsidiaries' ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, make investments, make acquisitions, enter into transactions with affiliates, pay dividends, or make distributions on and repurchase stock, in each case subject to certain exceptions. The Company is also required to maintain compliance, measured at the end of each fiscal quarter, with a consolidated total net leverage ratio and a consolidated interest coverage ratio. The Second Amended and Restated Credit Agreement contains no restrictions on the payment of dividends and other restricted payments, as defined, as long as (1) the consolidated total net leverage ratio, as defined, both before and after giving effect to any such dividend or restricted payment on a pro forma basis, is less than 3.25:1, in an unlimited amount, (2) if clause (1) is not available, so long as the consolidated total net leverage ratio both before and after giving effect to any such dividend on a pro forma basis is less than 3.50:1, in an aggregate amount not to exceed the available amount, as defined, and (3) if clauses (1) and (2) are not available, in an aggregate amount not to exceed $50.0 million; provided, that, minimum liquidity, as defined, shall be  not less than $75.0 million both before and after giving effect to any such dividend or restricted payment. As of July 31, 2024, the consolidated total net leverage ratio was (1.81):1. Minimum liquidity requirement as of July 31, 2024 was $4.6 billion. Accordingly, the Company does not believe that the provisions of the Second Amended and Restated Credit Agreement represent a significant restriction to its ability to pay dividends or to the successful future operations of the business. The Company has not paid a cash dividend since becoming a public company in 1994. The Company was in compliance with all covenants related to the Second Amended and Restated Credit Agreement as of July 31, 2024.

In connection with entering into the Second Amended and Restated Credit Agreement, the Company incurred $2.7 million in costs, which was capitalized as debt issuance fees. The debt discount is amortized to interest expense over the term of the respective debt instruments and is included in other assets on the consolidated balance sheets as no amounts are outstanding on the Revolving Loan Facility.

### *Note Purchase Agreement*

On December 3, 2014, the Company entered into a Note Purchase Agreement and sold to certain purchasers (collectively, the "Purchasers") $400.0 million in aggregate principal amount of senior secured notes (the "Senior Notes") consisting of (i) $100.0 million aggregate principal amount of 4.07% Senior Notes, Series A, due December 3, 2024; (ii) $100.0 million aggregate principal amount of 4.19% Senior Notes, Series B, due December 3, 2026; (iii) $100.0 million aggregate principal amount of 4.25% Senior Notes, Series C, due December 3, 2027; and (iv) $100.0 million aggregate principal amount of 4.35% Senior Notes, Series D, due December 3, 2029. Interest on each of the Senior Notes was due and payable quarterly, in arrears. The Company used proceeds from the Note Purchase Agreement for general corporate purposes.

On May 24, 2022, the Company paid $420.6 million to retire all of the Senior Notes which included an additional $16.8 million make-whole payment to the holders of the Senior Notes and $3.8 million in accrued interest.

### NOTE 10 – Fair Value Measurements

The following table summarizes the carrying values and fair values of the Company's financial instruments that were not carried at fair value in the consolidated balance sheets:

| | July 31, 2024 | | July 31, 2023 | |
|---|---|---|---|---|
| (In thousands) | Carrying Value Total | Fair Value Total | Carrying Value Total | Fair Value Total |
| **Assets** | | | | |
| Cash equivalents | $ 1,125,231 | $ 1,127,275 | $ 674,980 | $ 677,515 |
| Investment in held to maturity securities | 1,908,047 | 1,926,345 | 1,406,589 | 1,414,903 |
| **Total assets** | $ 3,033,278 | $ 3,053,620 | $ 2,081,569 | $ 2,092,418 |
| **Liabilities** | | | | |
| Long-term debt, including current portion | $ — | $ — | $ 11,006 | $ 11,006 |
| **Total liabilities** | $ — | $ — | $ 11,006 | $ 11,006 |

The Company has investments in U.S. Treasury Bills some of which mature over a period greater than 90 days and are classified as short-term investments. The U.S. Treasury Bills are carried at amortized cost and classified as held to maturity as the Company has the intent and the ability to hold them until they mature. The carrying value of the U.S. Treasury Bills are adjusted for accretion of discounts over the remaining life of the investment. Income related to the U.S. Treasury Bills is recognized in interest income in the Company's consolidated statements of income. The U.S. Treasury Bills are classified within Level I of the fair value hierarchy.

During the year ended July 31, 2024, no transfers were made between any levels within the fair value hierarchy. See *Note 1 — Summary of Significant Accounting Policies* and *Note 9 –  Long-Term Debt*.

**NOTE 11 — Net Income Per Share**

The table below reconciles basic weighted average shares outstanding to diluted weighted average shares outstanding:

| (In thousands) | Year Ended July 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| Weighted average common shares outstanding | 960,739 | 953,574 | 949,676 |
| Effect of dilutive securities | 14,059 | 13,073 | 14,928 |
| Weighted average common and dilutive potential common shares outstanding | 974,798 | 966,647 | 964,604 |

There were no material adjustments to net income required in calculating diluted net income per share. Excluded from the dilutive net income per share calculation were 2,612,116; 8,333,268; and 14,891,048 options to purchase the Company's common stock and restrictive stock for the years ended July 31, 2024, 2023 and 2022, respectively, because their inclusion would have been anti-dilutive.

**NOTE 12 — Stockholders' Equity**

*General*

The Company has authorized the issuance of 1.6 billion shares of common stock, with a par value of $0.0001, of which 962,967,011 shares were issued and outstanding at July 31, 2024. As of July 31, 2024 and 2023, the Company had reserved 49,707,714 and 52,648,002 shares of common stock, respectively, for the issuance of options, restricted stock ("RSA"), restricted stock units ("RSU"), or performance stock units ("PSU") granted under the Company's equity incentive plans and 3,638,112 and 3,953,154 shares of common stock, respectively, for the issuance of shares under the Copart, Inc. Employee Stock Purchase Plan ("ESPP"). The Company has authorized the issuance of five million shares of preferred stock, with a par value of $0.0001, none of which were issued or outstanding at July 31, 2024 or 2023, which have the rights and preferences as the Company's Board of Directors shall determine, from time to time.

*Stock Repurchases*

On September 22, 2011, the Company's Board of Directors approved a 320 million share increase in the stock repurchase program, bringing the total current authorization to 784 million shares. The repurchases may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the stock repurchase program. Subject to applicable securities laws, such repurchases will be made at such times and in such amounts as the Company deems appropriate and may be discontinued at any time. For fiscal 2024, 2023 and 2022, the Company did not repurchase any shares of its common stock under the program. As of July 31, 2024, the total number of shares repurchased under the program was 458,196,792, and subject to applicable limitations under Delaware law, 325,803,208 shares were available for repurchase under our program.

In fiscal 2024, certain employees held stock option awards that could be exercised through a cashless exercise. For the years ended July 31, 2024, 2023 and 2022, no employee exercised stock options through a cashless exercise. If exercised a portion of the options exercised will be net settled in satisfaction of the exercise price and employees' statutory withholding requirements. Any shares withheld for taxes are treated as a repurchase of shares for accounting purposes but do not count against our stock repurchase program.

### Employee Stock Purchase Plan

The ESPP provides for the purchase of up to an aggregate of 40 million shares of common stock of the Company by employees pursuant to the terms of the ESPP. The Company's ESPP was adopted by the Board of Directors and approved by the Company's stockholders in 1994. The ESPP was amended and restated in 2003 and again approved by the stockholders. In 2014, a new ESPP was approved by the Board of Directors and approved by the Company's stockholders. Under the ESPP, employees of the Company who elect to participate have the right to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period. The ESPP permits an enrolled employee to have contributions withheld from their salary an amount up to 10% of their compensation (which amount may be increased from time to time by the Company but may not exceed 15% of compensation). No employee may purchase more than $25,000 worth of common stock (calculated at the time the purchase right is granted) in any calendar year. The Compensation Committee of the Board of Directors administers the ESPP. The number of shares of common stock issued pursuant to the ESPP during the years ended July 31, 2024, 2023 and 2022 was 315,042; 448,714; and 375,020; respectively. As of July 31, 2024, there were 36,682,184 shares of common stock issued pursuant to the ESPP and 3,638,112 shares remain available for purchase under the ESPP.

### Stock Options

In December 2007, the Company adopted the Copart, Inc. 2007 Equity Incentive Plan ("Plan"), presently covering an aggregate of 144 million shares of the Company's common stock. The Plan provides for the grant of incentive stock options, restricted stock, restricted stock units and other equity-based awards to employees and non-qualified stock options, restricted stock, restricted stock units and other equity-based awards to employees, officers, directors and consultants at prices not less than 100% of the fair market value for incentive and non-qualified stock options, as determined by the Board of Directors at the grant date. Incentive and non-qualified stock options may have terms of up to ten years and vest over periods determined by the Board of Directors. Options generally vest ratably over a five year period. The Plan replaced the Company's 2001 Stock Option Plan. As of July 31, 2024, 21,137,327 shares were available for grant under the Plan and the number of options that were in-the-money was 22,290,519 at July 31, 2024.

The table below sets forth the stock-based compensation recognized by the Company for stock options, restricted stock, restricted unit awards, and performance stock units:

| (In thousands) | Year Ended July 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| General and administrative | $ 28,284 | $ 32,747 | $ 33,838 |
| Yard operations | 6,950 | 6,926 | 5,127 |
| Total stock-based compensation | $ 35,234 | $ 39,673 | $ 38,965 |

Additionally, Purple Wave maintains an equity-based compensation plan for certain executives. Compensation cost attributable to Purple Wave equity-based compensation plan was $1.9 million and $0 included in stock based compensation for the fiscal years ended July 31, 2024 and 2023, respectively.

There were no material compensation costs capitalized as part of the cost of an asset as of July 31, 2024 and 2023. The Company recognizes compensation expense for stock option awards on a straight-line basis over the requisite service period of the award.

The fair value of each stock option, without a market-based condition was estimated on the measurement date using the Black-Scholes Merton ("BSM") option-pricing model. For options that included a market-based condition either the Monte Carlo simulation model or a lattice model was used. The BSM option-pricing model utilized the following assumptions:

| | July 31, | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2024 | | | 2023 | | | 2022 | | |
| Expected life (in years) | 5.0 | — | 6.3 | 5.0 | — | 6.3 | 5.1 | — | 6.8 |
| Risk-free interest rate | 3.86 % | — | 4.43 % | 3.67 % | — | 3.88 % | 0.82 % | — | 2.70 % |
| Estimated volatility | 30.1 % | — | 30.6 % | 29.6 % | — | 32.0 % | 27.9 % | — | 30.0 % |
| Expected dividends | | — % | | | — % | | | — % | |
| Weighted average fair value at measurement date | $ | 9.93 | | $ | 12.10 | | $ | 10.59 | |

Expected life— Expected life represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

Risk-free interest rate—The Company bases the risk-free interest rate used in the BSM option-pricing model on the implied yield currently available on U.S. Treasury zero-coupon issues with the same or substantially equivalent expected life.

Estimated volatility—The Company uses the trading history of its common stock in determining an estimated volatility factor when using the BSM option-pricing model to determine the fair value of options granted.

Expected dividend—The Company does not expect to declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the BSM option-pricing model to determine the fair value of options granted.

Net cash proceeds from the exercise of stock options were $24.3 million, $49.7 million and $28.1 million for the years ended July 31, 2024, 2023 and 2022, respectively.

A summary of the status of the Company's unvested stock options awards and activity during the year ended July 31, 2024 was as follows:

| (In thousands, except per share amounts) | Shares | Weighted Average Grant-date Fair Value |
|---|---|---|
| Unvested shares at July 31, 2023 | 5,770 | $ 8.72 |
| Grants of non-vested shares | 1,121 | 10.85 |
| Vested | (2,713) | 7.93 |
| Forfeitures or expirations | — | — |
| Unvested shares at July 31, 2024 | 4,178 | $ 9.80 |

The following is a summary of activity for the Company's stock options for the year ended July 31, 2024:

| (In thousands, except per share and term data) | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (In years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding as of July 31, 2023 | 17,825 | $ 15.47 | 4.67 | $ 512,045 |
| Grants of options | 1,046 | 49.68 | | |
| Exercises | (2,561) | 9.47 | | |
| Forfeitures or expirations | — | — | | |
| Outstanding as of July 31, 2024 | 16,310 | $ 18.60 | 4.34 | $ 550,115 |
| Exercisable as of July 31, 2024 | 13,968 | $ 15.41 | 3.72 | $ 515,734 |
| Vested and expected to vest as of July 31, 2024 | 16,272 | $ 18.59 | 4.34 | $ 549,123 |

The Company grants option awards to certain executives that contain service and market conditions. The options will become exercisable over five years, subject to continued service by the executive, with 20% vesting on the first anniversary of the grant date and the balance vesting monthly over the subsequent four years. Separate and apart from the time-based vesting schedule, the options are also subject to a market condition requiring the trading price of Copart, Inc. common stock on the NASDAQ Global Select Market to be greater than or equal to 125% of the exercise price of the options, determined both (i) at the time of any exercise, and (ii) based on the closing price on each of the twenty consecutive trading days preceding the date of any exercise. The exercise price of the options is equivalent to the closing price of the Company's common stock on the grant date. The fair value of the awards is determined at the grant date using either the Lattice or Monte Carlo model, risk-free interest rates ranging from 0.71% to 3.57%, estimated volatility ranging from 25.2% to 29.3%, and no expected dividends. The total estimated compensation expense to be recognized by the Company over the five-year service period for these options was $50.1 million as of July 31, 2024 and will be recognized using the accelerated attribution method over each vesting tranche of the award. The Company recognized $7.4 million, $12.2 million and $9.8 million in compensation expense related to these awards for the years ended July 31, 2024, 2023 and 2022, respectively.

The following is a summary of activity for the Company's stock option awards subject to market conditions for the year ended July 31, 2024:

| (In thousands, except per share and term data) | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (In years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding as of July 31, 2023 | 5,920 | $ 24.37 | 7.43 | $ 117,389 |
| Grants of options | 75 | 50.89 | | |
| Exercises | — | — | | |
| Forfeitures or expirations | — | — | | |
| Outstanding as of July 31, 2024 | 5,995 | $ 24.70 | 6.47 | $ 165,656 |
| Exercisable as of July 31, 2024 | 4,160 | $ 23.23 | 6.22 | $ 121,072 |
| Vested and expected to vest as of July 31, 2024 | 5,988 | $ 24.70 | 6.47 | $ 165,464 |

The aggregate intrinsic value in the tables above represents the total pre-tax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of the year ended July 31, 2024 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on July 31, 2024. The aggregate intrinsic value of options exercised was $105.5 million, $131.1 million and $30.5 million in the years ended July 31, 2024, 2023 and 2022, respectively, and represents the difference between the exercise price of the option and the estimated fair value of the Company's common stock on the dates exercised. As of July 31, 2024, the total compensation cost related to non-vested stock options granted to employees under the Company's stock equity incentive plans but not yet recognized was $26.3 million. This cost will be amortized on a straight-line basis over a weighted average remaining term of 2.57 years. The fair value of options vested for the years ended July 31, 2024, 2023 and 2022 was $21.5 million, $24.5 million and $29.0 million, respectively.

The following table summarizes stock options outstanding and exercisable as of July 31, 2024:

| (In thousands, except per share amounts) | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number | Weighted Average Exercise Price |
| $4.37 — $6.98 | 2,729 | 1.42 | $ 5.22 | 2,730 | $ 5.22 |
| $7.74 — $9.08 | 2,713 | 3.18 | 8.85 | 2,713 | 8.85 |
| $10.99 — $21.26 | 8,811 | 4.94 | 17.35 | 8,059 | 16.99 |
| $22.15 — $54.93 | 8,052 | 6.66 | 32.33 | 4,626 | 29.53 |
| Outstanding as of July 31, 2024 | 22,305 | 4.91 | $ 20.24 | 18,128 | $ 17.20 |

The Company's restricted stock awards ("RSA"), RSUs, and PSUs have generally been issued with vesting periods ranging from two years to five years. RSAs and RSUs vest solely on service conditions while PSUs will vest over five years, when and if certain financial performance targets are met. Accordingly, the Company recognizes compensation expense for RSA and RSU awards on a straight-line basis over the requisite service period of the award. Compensation expense for PSU awards is recognized on an accelerated attribution method when the achievement of certain financial performance targets appear probable and is recognized over the remaining requisite service period.

The following is a summary of activity for the Company's RSAs, RSUs, ans PSUs for the for the year ended July 31, 2024:

| (In thousands, except per share data) | Restricted and Performance Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding as of July 31, 2023 | 800 | $ 31.77 |
| Grants | 1,479 | 51.72 |
| Vested | (391) | 32.76 |
| Forfeitures or expirations | (15) | 34.84 |
| Outstanding as of July 31, 2024 | 1,873 | $ 47.29 |

**NOTE 13 — Income Taxes**

Income before taxes consisted of the following:

| | Year Ended July 31, | | |
|---|---|---|---|
| (In thousands) | 2024 | 2023 | 2022 |
| U.S. | $ 1,593,381 | $ 1,437,126 | $ 1,241,177 |
| International | 121,220 | 117,202 | 99,777 |
| Total income before taxes | $ 1,714,601 | $ 1,554,328 | $ 1,340,954 |

Income tax expense (benefit) from continuing operations consisted of the following:

| | Year Ended July 31, | | |
|---|---|---|---|
| (In thousands) | 2024 | 2023 | 2022 |
| Federal: | | | |
| Current | $ 271,820 | $ 243,253 | $ 179,840 |
| Deferred | (1,174) | (4,642) | 14,115 |
| | 270,646 | 238,611 | 193,955 |
| State: | | | |
| Current | 49,539 | 47,507 | 33,078 |
| Deferred | (1,611) | 813 | 1,689 |
| | 47,928 | 48,320 | 34,767 |
| International: | | | |
| Current | 34,179 | 26,150 | 23,247 |
| Deferred | (499) | 3,506 | (1,145) |
| | 33,680 | 29,656 | 22,102 |
| Income tax expense | $ 352,254 | $ 316,587 | $ 250,824 |

A reconciliation of the expected U.S. statutory tax rate to the actual effective income tax rate is as follows:

| | Year Ended July 31, | | |
|---|---|---|---|
| (In thousands) | 2024 | 2023 | 2022 |
| Federal statutory rate | 21.0 % | 21.0 % | 21.0 % |
| State income taxes, net of federal income tax benefit | 2.4 % | 2.0 % | 1.3 % |
| International rate differential | 0.1 % | (0.3)% | (0.5)% |
| Compensation and fringe benefits | (0.7)% | (1.0)% | (0.6)% |
| FDII and/or GILTI | (2.8)% | (2.8)% | (2.8)% |
| Federal return to provision adjustment | — % | (0.1)% | 0.6 % |
| Federal amended return adjustment | — % | — % | (1.3)% |
| Other differences | 0.5 % | 1.6 % | 1.0 % |
| Effective tax rate | 20.5 % | 20.4 % | 18.7 % |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) are presented below:

| (In thousands) | July 31, 2024 | July 31, 2023 |
|---|---|---|
| **Deferred tax assets:** | | |
| Allowance for credit loss | $ 2,483 | $ 1,505 |
| Accrued compensation and benefits | 22,957 | 17,008 |
| Operating lease liabilities | 24,897 | 22,891 |
| Accrued other | 5,528 | 2,212 |
| Deferred revenue | 5,544 | 5,349 |
| Losses carried forward/interest disallowance | 48,599 | 41,589 |
| Federal tax benefit | 12,821 | 14,798 |
| Total gross deferred tax assets | 122,829 | 105,352 |
| Less: Valuation allowance | (47,377) | (40,346) |
| Net deferred tax assets | 75,452 | 65,006 |
| **Deferred tax liabilities:** | | |
| Vehicle pooling costs | (27,716) | (25,808) |
| Property and equipment | (74,741) | (70,086) |
| Operating lease right-of-use assets | (24,612) | (23,169) |
| Other prepaids | (2,339) | (2,548) |
| Intangibles and goodwill | (38,279) | (33,150) |
| Total gross deferred tax liabilities | (167,687) | (154,761) |
| Net deferred tax liabilities | $ (92,235) | $ (89,755) |

On December 22, 2017 legislation, commonly referred to as the Tax Cuts and Jobs Act (the "Act"), was enacted. The Act contains Global Intangible Low-Taxed Income ("GILTI") provisions, which first impacted the Company in fiscal year 2019. The GILTI provisions effectively subject income earned by the Company's foreign subsidiaries to current U.S. tax at a rate of 10.5%, less foreign tax credits. Under U.S. GAAP, the Company can make an accounting policy election to either recognize deferred taxes for temporary differences expected to impact GILTI in future years or provide for tax expense related to GILTI in the year the tax is incurred as a period expense. The Company has elected to treat tax generated by GILTI provisions as a period expense. The Company has no GILTI inclusion for the fiscal year ended July 31, 2024.

The Act also includes a favorable tax treatment for certain Foreign Derived Intangible Income ("FDII"), effective for the Company starting August 1, 2018. The Company's estimate for FDII had a material impact to the effective income tax rate and income tax expense for the fiscal year ended July 31, 2024.

The Company's effective income tax rates were 20.5%, 20.4%, and 18.7% for fiscal 2024, 2023 and 2022, respectively. The Company's U.S. federal statutory tax rate for fiscal years 2024, 2023, and 2022 was 21.0%. The effective tax rate for the fiscal year ended July 31, 2024 was favorably impacted by $0.8 million of tax adjustments made in connection with finalizing the Company's fiscal year 2023 tax return, and favorably impacted by a $47.7 million FDII deduction in the current year. The effective tax rate for the fiscal year ended July 31, 2023 was favorably impacted by $1.5 million of tax adjustments made in connection with finalizing the Company's fiscal year 2022 tax return, and favorably impacted by a $42.6 million FDII deduction. The effective tax rate for the fiscal year ended July 31, 2022 was unfavorably impacted by a $8.2 million of tax adjustments made in connection with finalizing the Company's fiscal year 2021 tax return, favorably impacted by a $17.0 million of tax items related to amending previously filed income tax returns, and favorably impacted by a $37.2 million FDII deduction.

The effective tax rates were also impacted by the recognition of excess tax benefits from the exercise of employee stock-based compensation of $14.8 million, $21.0 million, and $14.4 million, for the fiscal years ended July 31, 2024, 2023, and 2022, respectively.

The Company's ability to realize deferred tax assets is dependent on its ability to generate future taxable income. Accordingly, the Company has established a valuation allowance in taxable jurisdictions where the utilization of the tax assets is uncertain. Additional timing differences or future tax losses may occur which could warrant a need for establishing additional valuation allowances against certain deferred tax assets. During fiscal year 2024, the Company recorded a $7.0 million increase in valuation allowances primarily due to additional operating losses and interest disallowance carryforward generated in foreign jurisdictions unlikely to be realized.

As of July 31, 2024 and 2023, the Company had foreign operating losses and interest disallowance carryforward of $48.6 million and $41.6 million (tax effected), respectively. The foreign operating losses, subject to certain limitations, usually can be carried forward indefinitely. However, these losses are subject to valuation allowance based on realizability. The valuation allowance for the fiscal year ended July 31, 2024 and 2023 was $47.4 million and $40.3 million, respectively, which are primarily related to operating losses in certain foreign jurisdictions.

The following table summarizes the activities related to the Company's unrecognized tax benefits resulting from uncertain tax positions.

| | July 31, | | |
|---|---|---|---|
| **(In thousands)** | **2024** | **2023** | **2022** |
| Beginning balance | $ 57,445 | $ 55,754 | $ 47,061 |
| Increases related to current year tax positions | 2,955 | 10,006 | 14,809 |
| Prior year tax positions: | | | |
| Increases recognized during the period | 11 | 1,388 | 1,393 |
| Decreases recognized during the period | (7,070) | (7,623) | (2,163) |
| Cash settlements during the period | (6,062) | (403) | (3,524) |
| Lapse of statute of limitations | (1,554) | (1,677) | (1,822) |
| Ending balance | $ 45,725 | $ 57,445 | $ 55,754 |

As of July 31, 2024 and 2023, if recognized, the portion of liabilities for unrecognized tax benefits resulting from uncertain tax positions that would favorably affect the Company's effective tax rate was $36.1 million and $45.3 million, respectively. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, due to tax legislation updates or future audit outcomes; however, an estimate of the range of the possible change cannot be made at this time.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of July 31, 2024, 2023 and 2022, the Company had accrued interest and penalties related to unrecognized tax benefits of $13.8 million, $11.7 million and $8.9 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company is currently under examination by certain taxing authorities in the U.S. for fiscal years between 2018 and 2022. At this time, the Company does not believe that the outcome of any examination will have a material impact on the Company's consolidated results of operations and financial position.

As of July 31, 2024, the Company has undistributed earnings of approximately $500.8 million generated by its foreign subsidiaries. As the Company determined these undistributed foreign earnings along with any additional outside basis differences were indefinitely reinvested as of July 31, 2024, no deferred tax was therefore provided. The Company believes it is not practicable to estimate the amount of deferred tax liability related to the entire outside basis differences due to the complexity of the calculation and the uncertainty regarding assumptions necessary to compute the tax. However, the Company would not anticipate any significant tax liability associated with the repatriation of the undistributed earnings.

**NOTE 14 — Segments and Other Geographic Reporting**

The Company's U.S. and International regions are considered two separate operating segments and are disclosed as two reportable segments. The segments represent geographic areas and reflect how the chief operating decision maker allocates resources and measures results, including total revenues and operating income.

The following tables present financial information by segment:

| (In thousands) | Year Ended July 31, 2024 | | |
| --- | --- | --- | --- |
| | United States | International | Total |
| Service revenues | $ 3,126,102 | $ 434,900 | $ 3,561,002 |
| Vehicle sales | 338,633 | 337,188 | 675,821 |
| Total service revenues and vehicle sales | 3,464,735 | 772,088 | 4,236,823 |
| Yard operations | 1,440,707 | 269,377 | 1,710,084 |
| Cost of vehicle sales | 313,449 | 306,038 | 619,487 |
| General and administrative | 282,545 | 52,684 | 335,229 |
| Operating income | $ 1,428,034 | $ 143,989 | $ 1,572,023 |
| | | | |
| Depreciation and amortization, excluding debt costs | $ 161,685 | $ 28,076 | $ 189,761 |
| Capital expenditures, including acquisitions | 491,497 | 113,906 | 605,403 |
| Total assets | 7,386,103 | 1,041,661 | 8,427,764 |
| Goodwill | 390,421 | 123,488 | 513,909 |

| (In thousands) | Year Ended July 31, 2023 | | |
| --- | --- | --- | --- |
| | United States | International | Total |
| Service revenues | $ 2,841,641 | $ 356,487 | $ 3,198,128 |
| Vehicle sales | 348,007 | 323,383 | 671,390 |
| Total service revenues and vehicle sales | 3,189,648 | 679,870 | 3,869,518 |
| Yard operations | 1,292,527 | 225,502 | 1,518,029 |
| Cost of vehicle sales | 326,764 | 287,734 | 614,498 |
| General and administrative | 202,260 | 48,162 | 250,422 |
| Operating income | $ 1,368,097 | $ 118,472 | $ 1,486,569 |
| | | | |
| Depreciation and amortization, excluding debt costs | $ 135,804 | $ 23,674 | $ 159,478 |
| Capital expenditures, including acquisitions | 373,190 | 143,446 | 516,636 |
| Total assets | 5,825,064 | 912,815 | 6,737,879 |
| Goodwill | 270,269 | 124,020 | 394,289 |

| (In thousands) | Year Ended July 31, 2022 United States | International | Total |
|---|---|---|---|
| Service revenues | $ 2,533,165 | $ 319,875 | $ 2,853,040 |
| Vehicle sales | 411,985 | 235,896 | 647,881 |
| Total service revenues and vehicle sales | 2,945,150 | 555,771 | 3,500,921 |
| Yard operations | 1,123,986 | 185,511 | 1,309,497 |
| Cost of vehicle sales | 380,928 | 204,275 | 585,203 |
| General and administrative | 192,667 | 38,557 | 231,224 |
| Operating income | $ 1,247,569 | $ 127,428 | $ 1,374,997 |
| | | | |
| Depreciation and amortization, excluding debt costs | $ 120,635 | $ 17,350 | $ 137,985 |
| Capital expenditures, including acquisitions | 297,632 | 146,420 | 444,052 |
| Total assets | 4,615,788 | 693,076 | 5,308,864 |
| Goodwill | 270,269 | 131,685 | 401,954 |

## NOTE 15 — Commitments and Contingencies

***Commitments***

*Letters of Credit*

Under a letter of credit facility separate from our Revolving Loan Facility, the Company had outstanding letters of credit of $14.8 million at July 31, 2024, which are primarily used to secure certain insurance obligations.

***Contingencies***

*Legal Proceedings*

The Company is subject to threats of litigation and is involved in actual litigation and damage claims arising in the ordinary course of business, such as actions related to injuries, property damage, contract disputes, and handling or disposal of vehicles. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which the Company operates. Except as otherwise noted in this Note 15, there are no material pending legal proceedings to which the Company is a party, or with respect to which any of the Company's property is subject.

The Company provides accruals for matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of any such matters on the Company's future consolidated results of operations and cash flows cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of any such matters. The Company believes that any ultimate liability regarding existing litigation and claims would not have a material effect on its consolidated results of operations, financial position, or cash flows. However, legal and regulatory proceedings are inherently unpredictable, and the amount of the liabilities associated with claims, if any, cannot be determined with certainty. If one or more matters were resolved against us for amounts in excess of the Company's expectations, the impact on the Company's consolidated results of operations, financial position, or cash flow could be material. The Company maintains insurance which may or may not provide coverage for claims made against the Company. There is no assurance that there will be insurance coverage available when and if needed. Additionally, the insurance that the Company carries requires that the Company pay for costs and/or claims exposure up to the amount of the insurance deductibles.

The U.S. Department of Justice, Consumer Protection Branch (DOJ) is conducting an ongoing investigation into potential violations by the Company of certain money laundering laws related to its practices and procedures for preventing and detecting money-laundering activity by its auction platform members. In connection with this investigation, the Company received a letter from the DOJ in October 2023 in which the DOJ indicated the Company may have exposure as a result of potential violations of such money laundering statutes and regulations. The Company is cooperating with the DOJ's investigation. At this time, we are unable to predict the duration, scope, or result of any potential governmental, criminal, or civil proceeding that may result, the imposition of fines and penalties, and/or other remedies, and as a result, are unable to predict the range of possible loss.

**NOTE 16 — Guarantees — Indemnifications to Officers and Directors**

The Company typically enters into indemnification agreements with its directors and certain of its officers to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service to the Company.

**NOTE 17 — Related Party Transactions**

There were no amounts due to or from related parties as of July 31, 2024 and 2023.

**NOTE 18 — Employee Benefit Plan**

The Company sponsors a 401(k) defined contribution plan covering its eligible employees. The plan is available to all U.S. employees who meet minimum age and service requirements and provides employees with tax deferred salary deductions and alternative investment options. The Company matches 20% of employee contributions up to 15% of employee salary deferral. The Company recognized expenses of $2.3 million, $2.2 million, and $1.9 million for the year ended July 31, 2024, 2023, and 2022, respectively, related to this plan.

The Company also sponsors an additional defined contribution plan for its U.K. employees, which is available to all U.K. employees who meet minimum service requirements. The Company matches up to 5% of employee contributions. The Company recognized expenses of $2.1 million, $1.6 million, and $1.4 million for the year ended July 31, 2024, 2023, and 2022, respectively, related to this plan.